As filed with the Securities and Exchange Commission on October 25, 2007
Registration No. 333-145396

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MAXUM PETROLEUM HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5171	26-0658733
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1455 East Putnam Avenue
Old Greenwich, Connecticut 06870
(203) 862-9370
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michel P. Salbaing
Chief Financial Officer
Maxum Petroleum Holdings, Inc.
1455 East Putnam Avenue
Old Greenwich, Connecticut 06870
(203) 862-9370
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard W. Porter, P.C. Kirkland & Ellis LLP 200 East Randolph Drive	Christian O. Nagler Kirkland & Ellis LLP Citigroup Center	Kris F. Heinzelman Cravath, Swaine & Moore LLP 825 Eighth Avenue
Chicago, Illinois 60601 (312) 861-2000	153 East 53rd Street New York, New York 10022	New York, New York 10019 (212) 474-1000
(312) 861-2200 (facsimile)	(212) 446-4800 (212) 446-4900 (facsimile)	(212) 474-3700 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)	Fee
Common stock $0.01 par value per share (including preferred stock purchase rights)(2)	$400,000,000	$12,280.00(3)

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Rights initially will trade together with the common stock. The value attributable to the rights, if any, will be reflected in the market price of the common stock.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 25, 2007

           Shares

Maxum Petroleum Holdings, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “MXP”.

We are selling           shares of our common stock and the selling stockholders are selling           shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling stockholders. The underwriters have an option to purchase a maximum of           additional shares of our common stock from           to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	Maxum Petroleum	the Selling
	Public	Commissions	Holdings, Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

If the underwriters exercise their over-allotment in full,           will receive net proceeds, after deducting underwriting discounts and commissions, of $      in the aggregate.

Delivery of the shares of our common stock will be made on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Bear, Stearns & Co. Inc.	UBS Investment Bank

JPMorgan	RBC Capital Markets

Robert W. Baird & Co.	Jefferies & Company

The date of this prospectus is          , 2007.

maxum
PETROLEUM

MAXUM PETROLEUM SERVICES ITS CUSTOMERS UNDER THE FOLLOWING BRANDS:

simons petroleum

CP

Rainier Petroleum

Canyon State Oil

PETROLEUM PRODUCTS INC.

HARTNEY
OIL COMPANY

maxum PETROLEUM

Maxum Warehouse and Packaging Facilities

Legend
Canyon State Oil
Pecos
Pecos Marine
Petroleum Products
Simons Petroleum
Simons Petroleum Marine
Bellingham
Seattle (2)
Richmond
San Francisco
Sacramento
Sonora (2)
Los Banos
Modesto (2)
Fresno
Corcoran
Bakersfield
Oxnard
Rancho Dominguez
Bloomington
Norwalk
Terminal Island
San Diego Area
Las Vegas
Flagstaff
Yuma
Phoenix
Tucson
Albuquerque
El Paso
Rock Springs
Craig
Rifle
Denver Area
Guymon
Woodward
Weatherford
Sayre
Oklahoma City
Clarksville
McAlester
Bridgeport
Odessa
Sonora
Timpson
Sulphur
Cameron
Sabine Pass
Port Fourchon
Alice
Chicago Area
Nitro
Beckley
Madison
Mount Gay
Logan
Pineville
Bluefield
Colon
Buena Vista
Balboa (2)

7,500 gallon Maxum tanker delivering diesel to a natural gas rig.

HANJIN

Two Maxum product tankers off loading lubricants to a deep draft cargo vessel in port.

Maxum driver pulling product from a refinery's loading rack terminal for a customer delivery.

Maxum driver delivering premium diesel to a H&P FlexRig.

Maxum tankwagon fueling or "wet-hosing" a 1,800 horsepower Hitachi excavator on-site at a coal mine.

Maxum multi-pump, multi-compartment lubricant truck and driver performing an oil change on a Caterpillar generator.

You should rely only on the information contained in this document or to which we have referred you. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until          , 2007 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus. It does not contain all of the information that you should consider in making your investment decision. For a more complete understanding of us and this offering, you should read and consider the entire prospectus, including the information set forth under “Risk Factors.” Except as otherwise required by the context, references to “we,” “us” and “our” are to Maxum Petroleum Holdings, Inc. (“Maxum Petroleum”) and its consolidated subsidiaries after giving effect to the merger of SPI Petroleum LLC (“SPI”) with and into Maxum Petroleum (the “Merger”). Unless otherwise indicated, we have derived industry data from publicly available sources that we believe are reliable. Where we describe financial and other data as being on a “pro forma” basis, we are adjusting the historical data for certain recent acquisitions, the Merger and this offering, as is more fully described under “Unaudited Pro Forma Condensed Consolidated Statement of Operations.” References to a “fiscal” period refer to our fiscal year ending on June 30 in the given year.

Our Company

We are a leading independent energy logistics company that markets and distributes a comprehensive offering of refined petroleum products and provides value-added logistics and energy management services to a diverse customer base in the United States and the Panama Canal. We believe our procurement and logistics expertise, significant scale and refiner relationships, broad distribution platform, complementary and value-added services, proprietary information technology systems and experienced and deep management team make us unique in the industry and provide us with a competitive advantage.

In recent years, major oil companies have increasingly shifted their focus away from marketing and distribution activities to concentrate on their core drilling, exploration and production businesses. Major oil companies have also looked to reduce their distribution costs, contributing to a significant reduction in the number of independent refined petroleum marketers. In this climate, fuel purchasers are seeking full service solutions to better manage their fuel and lubricant procurement processes while refiners are seeking strong partners that have both the financial strength and distribution platform to guarantee placement of their products. We believe businesses often lack the required internal staffing, resources and market expertise and are seeking to outsource their fuel and lubricant procurement processes to reliable partners. With nearly 60 years of marketing and distribution experience, we believe we have the resources, capabilities, refiner relationships, infrastructure, technology and management expertise necessary to meet that demand.

We are one of the largest independent energy logistics companies in the country based on gallons of refined fuel and lubricants sold. We utilize a broad fuel and lubricant distribution platform that includes more than 425 supply racks as well as blending facilities and packaging and distribution centers in strategically important locations throughout the United States and in the Panama Canal. We offer a broad array of value-added services including remote and sensitive location delivery, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing. While we utilize common carriers to deliver refined petroleum products and services to easily accessible customer locations, we also maintain a specialized fleet of vehicles to reach remote and sensitive sites in rugged environments. The geographic and operational breadth of our products and services platform and transportation assets provide us with a competitive advantage and allow us to reliably and efficiently service national accounts with a single source of supply.

In addition to experiencing strong organic growth, we have a successful track record of identifying, executing and integrating strategic acquisitions and are well positioned to lead the ongoing consolidation in the highly fragmented fuel and lubricant marketing and distribution industry. The businesses we acquired have expanded our geographic footprint, diversified our product and service offerings and generated significant revenue and cost synergies. We expect to benefit from continuing industry consolidation trends and have a significant pipeline of strategic targets that could further increase our scale and improve our margins.

Typically, we charge our customers a pre-agreed mark-up of a benchmark cost of a particular product. While the market prices of diesel and gasoline have been volatile historically, the size of the spread is related more to customer relationships rather than to the market price for the fuel sold. This volatility, although it can materially affect our revenue, does not necessarily affect our profitability which is a function of gross profit per unit.

From fiscal 2005 to fiscal 2007, we increased our diesel gallons sold from 528 million to over 1 billion and increased our lubricant gallons sold from 6 million to 36 million. At the same time, our gross profits have grown from $36 million in fiscal 2005 to $203 million in fiscal 2007, representing a compounded annual growth rate of 137%. We have achieved this growth while employing a disciplined capital expenditure program. For fiscal 2006 and fiscal 2007, our capital expenditures were $9 million and $16 million, respectively.

Our Competitive Strengths

Leading Position in a Large, Growing and Fragmented Industry

We are one of the largest independent energy logistics companies in the country with over 1 billion gallons of diesel fuel and 36 million gallons of lubricants sold during fiscal 2007. According to Petroleum Trends International, Inc., today there are approximately 6,900 domestic fuel marketers and distributors operating primarily within their respective local or regional markets, which is a significant decline from more than 12,000 only ten years ago. This decline has largely been driven by the major petroleum refiners looking to reduce their distribution costs and decrease the number of distributor relationships. In addition, larger marketing and distribution companies have acquired smaller, local competitors to achieve greater purchasing power and financial resources, lower cost structures, stronger refiner relationships and proprietary service offerings. This trend is expected to continue.

Customer-Focused Business Model

We believe our products and services offer a unique mix of advantages that inspire customer loyalty, improve customer retention and add value. These advantages include a broad distribution platform built on longstanding relationships with leading fuel and lubricant refiners and a broad array of value-added logistics and energy management services. Through our comprehensive and differentiated product and service offering, we are able to provide “one-stop shop” capabilities to our customers. In addition, we believe our customers value our ability to ensure safe, reliable and timely delivery. We believe these factors have combined to foster stronger relationships and greater customer loyalty.

Significant Purchasing Power and Proprietary Best Buy Procurement System

On an annual basis, we presently purchase 1.4 billion gallons of diesel fuel and 45 million gallons of lubricants, making us one of the largest purchasers and suppliers of these products in the United States. We maintain numerous agreements with a diverse group of refiners and service a number of national accounts. The frequency and volume of our purchases provide us economies of scale in procurement, which represents a significant advantage when competing against smaller, regional players. Furthermore, by leveraging our broad footprint and our knowledge of local market dynamics, we have developed a proprietary procurement system called “Best Buy.” Our Best Buy proprietary software program analyzes fuel prices at, and transportation costs from, each of the more than 425 supply racks from which we procure fuel in order to identify the lowest fuel price available in any region on any given day.

Diversified Customer Base

Our customer base includes over 20,000 companies across a broad range of industries including drilling, exploration and production, commercial and industrial, marine, government, railroad, trucking, automotive and other sectors. In fiscal 2007, no single customer accounted for more than 5% of our total sales, and the average length of our relationships with our top ten customers was more than 20 years.

Longstanding Refiner and Lubricant Manufacturer Relationships

We have strong relationships with, and purchase fuel and lubricants from, market leading petroleum refiners and lubricant manufacturers. The average length of our relationships with our top five suppliers is more than 20 years. We are a significant customer of the refiners given the volume of fuel and lubricants we regularly purchase. Additionally, our importance as a leading marketer and distributor has helped us to maintain access to refined petroleum products in times of supply shortages or disruption, such as the 2005 hurricane season.

Experienced Management Team

We are led by an experienced management team with significant operating and financial expertise. Our key managers have an average of more than 20 years of relevant experience. In addition to having significant industry experience, our senior management team has a strong track record of identifying, completing and integrating acquisitions. We have also retained key members of our acquired companies’ management teams, which provides our management team with further depth and experience. After this offering, our management will own     % of our common stock.

Our Strategy

Drive Organic Growth

We intend to drive organic growth by providing existing customers with more value-added services, taking advantage of cross-selling opportunities and displacing smaller marketers that are unable to compete due to the increased expectations of customers and refiners. We believe our value-added services both drive growth through the revenue they produce and strengthen our relationships with our customers by better satisfying their full range of needs. In addition, our acquisitions have historically resulted in significant cross-selling opportunities as they provide an established customer portfolio to which we can sell other products and services. Acquired companies in new regions also provide a platform for delivery of our products and services to our existing customers’ operations in these regions. We believe this promotes customer loyalty and reduces customer turnover.

Expand Customer Base in Underserved Markets

We plan to continue to leverage our existing logistics infrastructure, industry knowledge and operating experience to expand into new geographies, new product lines and new market and industrial channels. Such expansion will allow us to attract new customers that are currently underserved by smaller, independent distributors that may not have our resources and capabilities or the breadth of our product and service offerings.

Continue to Grow with Selective Acquisitions

Over the course of our history, we have successfully identified, executed and integrated a number of strategic acquisitions, and we believe that industry consolidation trends and our pipeline of strategic targets will provide us with continued growth opportunities. We intend to target accretive acquisitions that meet our operational and financial criteria. Our acquisition strategy will continue to focus on strengthening our competitive position by enhancing our product and service offering, increasing our scale, improving operating efficiencies and expanding and diversifying our geographic coverage and customer base.

Continue to Improve Overall Operating Efficiencies

We seek to minimize our cost of fuel procurement by taking advantage of economies of scale and differences in fuel prices throughout the United States. As we increase our fuel and lubricant purchases, expand our geographic footprint and implement the Best Buy procurement system over a larger network, we expect to realize continued procurement savings. An expanded geographic footprint will also enable us to develop more sole supply relationships with larger regional and national customers, which should result in a more efficient use of our assets and increase reliability of supply for the customer base.

Our Markets

The refined petroleum marketing and distribution industry in the United States primarily consists of the marketing and distribution of gasoline, distillate fuel oil (mainly diesel), lubricating oil and residual fuel oil and the provision of value-added logistics services. Independent fuel distributors purchase products from refiners or other distributors and then resell them to fixed retail outlets, end users or other distributors.

Diesel Fuel

Most diesel fuel sold in the United States is re-sold by petroleum marketers and distributors, rather than sold directly by the major oil companies to end users. According to the U.S. Energy Information Administration, from 1980 to 2006, U.S. consumption of distillate fuel oil, which is used to produce diesel fuel, increased from 2.9 million barrels per day to 4.2 million barrels per day. Continuing economic growth and global industrialization is expected to drive the demand for diesel fuel, since it is the primary fuel used in trucking, railroads and various commercial and industrial applications. The U.S. Energy Information Administration forecasts domestic consumption of distillate fuel oil to reach 4.5 million barrels per day in 2010 and 4.9 million barrels per day in 2015.

Lubricants

Lubricant distributors in the United States focus on serving commercial and industrial users (C&I), passenger car motor oil suppliers (PCMO) and original equipment manufacturers (OEMs). In many instances, lubricant distributors also blend lubricants, under both major oil company brands and private labels. Lubricants consumed by industrial and manufacturing companies have become higher profile given how critical they are to ensuring the reliable and continuous operation of manufacturing and industrial equipment such as drilling rigs, mining equipment, agricultural equipment and other production machinery. According to Petroleum Trends International, Inc., lubricant demand in the United States reached an estimated 2.8 billion gallons, valued at $15.7 billion in 2006.

Services

Petroleum distribution services include fuel and lubricant supply and delivery, asset management, used oil recycling, on-site refueling, fuel testing and lubricant blending. As major oil producers focus on exploration and development while reducing downstream marketing activities, business customers of fuel and lubricant distributors increasingly require critical knowledge and expertise in managing fuel procurement. Offering value-added services along with fuel and lubricant distribution allows diversified distributors to gain market share with customers seeking a single distributor for all of their petroleum-related needs.

Consolidation Among Suppliers

The current petroleum industry landscape has been shaped by a consolidation wave that began approximately a decade ago. Over the last ten years, mergers among major petroleum product producers formed what are now major oil companies, such as BP, Chevron, ExxonMobil, Shell Oil and ConocoPhillips. Merger and acquisition activity has also reduced the number of major finished lubricant manufacturers from 11 to six, which are currently Shell Oil, ExxonMobil, Chevron, Citgo, ConocoPhillips and BP-Castrol.

Consolidation Among Distributors

Oil companies and refiners usually work with a core group of distributors and have maintained relationships with those distributors that have the most developed platforms and are capable of handling an increased volume of their production. Refiners increasingly view their relationship with the distribution partner as an extension of their brand and logistics network and not just as a product reseller. Consequently, refiners are becoming increasingly selective. Distributors with better access to capital to invest, broad product and service offerings and large networks are more likely to have strong relationships with refiners.

Our Structure

The diagram below summarizes our corporate structure immediately following the completion of the offering:

Our History and Our Sponsors

Maxum Petroleum is a Delaware corporation that was formed to undertake this offering. Immediately prior to this offering, our predecessor company, SPI, will be merged with and into Maxum Petroleum with Maxum Petroleum being the surviving corporation. SPI was formed in October 2003 by Northwest Capital Appreciation, Waud Capital Partners and RBC Capital Partners (through its private equity energy investment managers, Cadent Energy Partners) (collectively, the “Sponsors”) for the purpose of launching a consolidation vehicle in the refined petroleum marketing and distribution industry. In April 2004, SPI purchased Simons Petroleum, Inc., which was founded in 1947. Since then, we have grown organically and through acquisitions, including the assets of Trevco, Inc. in June 2005, Hartney Fuel Oil Co. in January 2006, Pecos, Inc. (which includes General Petroleum Corporation, Rainier Petroleum Corp. and Marine Oil Service de Panama, S.A.) and Canyon State Oil Company, Inc. in September 2006 and Petroleum Products, Inc. in May 2007.

Risk Factors

Investment in our common stock involves substantial risks. You should read and consider the following, as well as the more detailed discussion set forth under the heading “Risk Factors” and all other information included in this prospectus before investing in our common stock:

•	We are dependent upon a limited number of suppliers for our refined petroleum products.

•	Fluctuations in the market price of fuel may have adverse effects on our business.

•	We face intense competition, including against companies with greater capital resources and access to greater supplies of refined petroleum products.

•	Material disruptions in the availability of oil may decrease the supply of our products and negatively impact our revenues.

•	Our operations are subject to stringent environmental regulation that could require us to incur substantial costs.

•	Our future growth may be limited if we are unable to make acquisitions on economically favorable terms or to successfully integrate acquisitions into our business.

•	Companies we acquire may subject us to increased operating risks.

•	As a public company, we will incur increased costs.

•	There is no established trading market for our common stock.

Additional Information

Our principal executive offices are located at 1455 East Putnam Avenue, Old Greenwich, Connecticut 06870 and our telephone number is (203) 862-9370. We maintain a web site at www.maxumpetroleum.com. The information on our web site does not constitute a part of this prospectus.

The Offering

The issuer	Maxum Petroleum Holdings, Inc.

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Underwriters’ over-allotment option	shares from .

Common stock to be outstanding after this offering	shares ( shares if the underwriters’ overallotment option is exercised in full).

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from our offering of our common stock, after deducting underwriting discounts and other estimated expenses, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders. We will use the net proceeds from this offering to repay all amounts outstanding under our senior secured term loan and the balance to repay a portion of the outstanding borrowings under our revolving credit facility. See “Use of Proceeds” for additional details.

Dividend Policy	We currently do not expect to pay dividends or make any other distribution on our common stock in the foreseeable future. See “Dividend Policy” for additional details.

Listing	We have applied to list the common shares on the New York Stock Exchange under the symbol “MXP”.

The number of shares to be outstanding after this offering is based on           shares of common stock outstanding as of          , 2007 and excludes           shares of common stock reserved for future grant under our 2007 Equity Incentive Plan.

Unless we specifically state otherwise, the information in this prospectus assumes:

•	that our common stock will be sold at $ per share, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus;

•	that the underwriters will not exercise their over-allotment option; and

•	a -for-one split of shares of our common stock, which will become effective prior to the completion of the offering.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth summary historical financial and operating data for SPI as of and for the dates and periods indicated and summary unaudited pro forma financial data for the year ended June 30, 2007. We have derived the summary historical financial data as of and for the years ended June 30, 2005, 2006 and 2007 from the audited consolidated financial statements of SPI included elsewhere in this prospectus. The historical financial statements do not reflect what our results of operations and financial position would have been had we been a stand-alone, public company for the periods presented and are not necessarily indicative of our financial position or results of operations as of any future date or for any future period.

We have derived the summary unaudited pro forma financial data for the year ended June 30, 2007 from the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2007 set forth under “Unaudited Pro Forma Condensed Consolidated Statement of Operations.” The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2007 gives effect to the following transactions as if they had occurred on July 1, 2006:

•	our acquisition of Pecos, Inc. and its subsidiaries (“Pecos”) in September 2006;

•	our acquisition of Canyon State Oil Company, Inc. (“Canyon”) in September 2006;

•	our acquisition of Petroleum Products, Inc. and related companies (together, “PPI”) in May 2007;

•	the Merger; and

•	this offering, including the use of proceeds therefrom as described in “Use of Proceeds” (the “Offering”).

For a description of the assumptions used in preparing the unaudited pro forma condensed consolidated statement of operations, see “Unaudited Pro Forma Condensed Consolidated Statement of Operations.” The summary unaudited pro forma condensed consolidated statement of operations is presented for informational purposes only, does not purport to represent what our results of operations actually would have been had the relevant transactions been consummated on the dates indicated and is not necessarily indicative of our results of operations for any future period.

The following summary financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Unaudited Pro Forma Condensed Consolidated Statement of Operations,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	SPI Petroleum LLC
	Historical				Pro Forma
					Year
					Ended
	Years Ended June 30,				June 30,
	2005	2006	2007		2007
	(In thousands, except share and per share data)

Statement of Operations Data:
Revenues	$843,916	$1,612,613		$3,207,812	$
Cost of products sold, exclusive of items shown separately below	807,489	1,545,311		3,005,287

Gross profit	36,427	67,302		202,525
Distribution expenses	12,088	21,453		79,520
Selling, general and administrative	13,312	15,187		45,701
Depreciation and amortization	4,703	7,178		20,202
Impairment of intangible assets	—	—		5,938

Operating income	6,324	23,484		51,164
Interest expense	(3,678)	(6,373)		(21,843)
Loss from the early extinguishment of debt	—	—		(1,008)
Interest and other income	583	676		1,373
Change in derivative fair value	80	919		53

Income before income taxes	3,309	18,706		29,739
Income taxes	1,458	6,306		10,320

Net income	$1,851	$12,400		$19,419	$

Earnings per share:
Net income per share:
Basic and diluted			$		$

Weighted average shares outstanding:
Basic and diluted

Balance Sheet Data (at period end):
Working capital(1)	$44,012	$77,959		$231,503
Property and equipment, net	12,551	17,300		66,387
Total assets	153,714	238,878		661,808
Total debt	61,490	96,641		330,272
Total equity	29,029	46,659		105,814

Cash Flow Data:
Cash provided by (used in):
Operating activities	$(10,176)	$(11,444)		$2,048
Investing activities	(9,916)	(21,384)		(254,697)
Financing activities	20,855	35,047		257,031
Capital expenditures	3,391	8,656		15,958

Other Financial Data:
EBITDA(2)	$11,690	$32,257		$71,784	$

Operating Data (gallons sold):
Diesel	528,144	737,343		1,311,158
Lubricants	5,985	7,130		35,627
Gasoline	14,471	18,664		67,041

(1)	Represents total current assets less total current liabilities.

(2)	EBITDA is calculated as net income before interest expense, income taxes, depreciation and amortization. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes, that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether capital assets are being allocated efficiently. EBITDA is not a measure of performance under GAAP and our computation of EBITDA may vary from that of others in our industry. EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA:

•	does not reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	excludes tax payments that represent a reduction in cash available to us; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

The following table provides a reconciliation of net income to EBITDA:

	SPI Petroleum LLC
	Historical			Pro Forma
				Year
				Ended
	Years Ended June 30,			June 30,
	2005	2006	2007	2007
	(In thousands)

Net income	$1,851	$12,400	$19,419	$
Plus:
Tax expense	1,458	6,306	10,320
Interest expense	3,678	6,373	21,843
Depreciation and amortization	4,703	7,178	20,202

EBITDA	$11,690	$32,257	$71,784	$

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate all the information in this prospectus, including the risks and uncertainties described below, before purchasing our common stock. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be materially and adversely affected and you might lose all or part of your investment in our common stock. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Relating to Our Business

Our business is subject to the risk of supplier concentration.

We depend on a limited number of suppliers for the sourcing of our refined petroleum products. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of one of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost revenue, added costs and distribution delays that cold harm our business and customer relationships. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our distribution agreements or any adverse change in the terms of such agreements, which could have a negative impact on our revenues and profitability.

Changes in the market price of fuel may adversely affect our business and financial condition.

Although we generally charge our customers a spread over prevailing market prices, fluctuations in the price of petroleum products could still have adverse effects on our business. For instance, increases in fuel prices will lead to increases in our inventory and accounts receivable, which would increase our working capital needs. This could require us to increase borrowings under our revolving credit facility, which would increase interest expense. In addition, increases in fuel prices could adversely affect our customers’ businesses and consequently increase our credit losses or reduce demand for our services. Increases in fuel prices could also affect the amount of fuel our suppliers extend to us on credit, which may further affect our liquidity and profitability. Conversely, a sudden, significant and rapid decline in fuel prices could adversely affect our profitability because inventory we purchased when fuel prices were high would be sold at lower prices.

We face intense competition, including against companies with greater capital resources and control of or access to greater supplies of refined petroleum products.

Our competitors include terminal companies, major integrated oil companies and their marketing affiliates and independent marketers and distributors of varying sizes, financial resources and experience. Some of our competitors have greater capital resources and control of or access to greater supplies of refined petroleum products. Other competitors have greater experience and stronger relationships in their local markets. In addition, it is possible that our existing suppliers may decide to compete with us by distributing their products directly to our customers. If a competitor attempts to increase market share by reducing prices, our operating results could be adversely affected. If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers, which could have a material adverse effect on our business, financial condition and results of operations. We describe the competition we face in greater detail under “Business — Competition.”

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material adverse impact on our revenue, financial condition and results of operations.

The success of our business depends upon our ability to purchase, sell and deliver refined petroleum products to our customers. Factors such as political instability, natural disasters, terrorist activity, military action or other similar conditions, as well as extreme market demand, may disrupt the availability or supply of oil and consequently decrease the supply of refined petroleum products. This could cause the price we pay for products to rise or may prevent us from obtaining supply at all, which would lead to a loss of revenue and could possibly damage our customer relationships. In addition, we may be required to pay more for product that we purchase on the open market to cover any shortfall. Given our dependence on a limited number of suppliers, the failure or inability of even a few of our suppliers to adequately supply us could significantly harm our sales. Decreased availability or supply of oil may have a material adverse impact on our revenue, financial condition and results of operations.

Our operations are subject to federal, state, and local laws and regulations relating to environmental protection that could require us to incur substantial costs.

The risk of substantial environmental costs and liabilities is inherent in our operations, which involve the receipt, storage and redelivery of refined petroleum products. We are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment and related matters. Compliance with these laws and regulations increases our overall costs, including our capital costs to maintain and upgrade equipment and facilities. We utilize a number of facilities that are owned and operated by third parties who are also subject to these stringent environmental laws and regulations in their operations. Their compliance with these requirements could increase the cost of doing business with these facilities.

In addition, our operations could be adversely affected if shippers of refined petroleum products incur additional costs or liabilities associated with marine environmental regulations. These shippers could increase their charges to us or discontinue service altogether.

Various governmental authorities, including the U.S. Environmental Protection Agency, have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including fines, injunctions or both. Joint and several strict liability may be incurred without regard to fault, or the legality of the original conduct, under federal and state environmental laws for the remediation of contaminated areas at our facilities and those where we do business. Private parties, including the owners of properties located near our facilities and those with whom we do business, also may have the right to pursue legal actions against us to enforce compliance with environmental laws, as well as seek damages for personal injury or property damage. We may also be held liable for damages to natural resources.

New, stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may incur increased costs because of stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect our products and activities, including the storage of refined product, as well as waste management and our control of air emissions. Because the laws and regulations applicable to our operations are subject to change, compliance with future laws, regulations or enforcement policies may have a material effect on our results of operations or earnings. See “Business — Environmental” for more information.

We may not be able to renew our leases or our agreements for dedicated storage when they expire.

The properties that we own or lease or at which we maintain dedicated storage facilities play a key role in moving product to our customers. We lease 58 dedicated storage and distribution facilities. These include several key locations, such as our marine facilities, that would be difficult or impossible for us to replace or replicate. The agreements governing our lease arrangements are for various terms ranging from less than one year to approximately eleven years. Several agreements relating to our marine facilities have terms that expire in less than one year. These agreements may not be renewed when they expire, or if renewed, may not be renewed at similar rates and on similar terms. If we are unable to renew these agreements at rates and on terms comparable to those of today, it could have an adverse effect on our business, financial condition and results of operations.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited.

Our ability to grow substantially depends on our ability to make acquisitions that are accretive to earnings. We may be unable to make such accretive acquisitions for any of the following reasons:

•	we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts for them;

•	we are unable to raise financing for such acquisitions on economically acceptable terms; or

•	we are outbid by competitors.

In addition, we may consummate acquisitions, which at the time of consummation we believe will be accretive, but which ultimately may not be accretive.

If any of these events occurred, our future growth would be limited.

Businesses we may acquire in the future could expose us to increased operating risks.

As part of our growth strategy, we have made and intend to make acquisitions of other petroleum marketers and distributors that result in an increase in operating surplus per unit. This expansion could expose us to additional risks, including:

•	our inability to effectively integrate and manage acquired businesses;

•	potential disruption of our ongoing business;

•	the diversion of management’s time and attention from our core business;

•	the risk of entering markets in which we have limited or no prior experience;

•	difficulty in retaining key technical and managerial personnel;

•	the incurrence of debt or significant cash expenditures;

•	difficulty in cross-selling our other products in the market covered by the acquired company; and

•	problems with petroleum product quality, legal issues, contingent liabilities or other significant risks that we may not detect through the due diligence process.

Although we endeavor to evaluate the risks inherent in any particular transaction, we may not properly ascertain all such risks. Difficulties encountered with acquisitions may have a material adverse effect on our business, financial condition and results of operations.

We may issue equity securities to pay for future acquisitions or investments, the issuance of which could be dilutive to our existing stockholders.

We may issue shares of common stock in connection with future acquisitions and investments. Issuances of substantial amounts of common stock could have an adverse affect on prevailing market prices for our common stock and could impair our ability to raise capital through future offerings of equity securities.

We may not be able to successfully integrate acquisitions into our business.

Our acquisition strategy requires that we successfully integrate acquired companies into our business practices as well as our procurement, management and proprietary information technology systems. We may not be successful in implementing our business practices at acquired companies, and our acquisitions could face difficulty in transitioning from their previous information technology systems to our own. Any such difficulties could affect our financial performance and operations. In addition, our business strategy and future growth depend in large part on our ability to cross-sell our existing products to customers of acquired companies and the products of acquired companies to our existing customers. If we are unsuccessful in taking advantage of these opportunities, our performance and financial results will suffer.

Our contracts may be terminated due to events beyond our control.

We have entered into various agreements with our customers, suppliers and distribution partners that are integral to our business. Many of these agreements are subject to termination upon short notice and could be difficult to replace. The termination of a large agreement or the loss of multiple agreements could negatively impact our distribution capabilities and have a material adverse effect on our financial condition and results of operations. One of our distribution partners sent a notice of cancellation on May 8, 2007 cancelling one of our material contracts. As a result of the pending termination of this contract, we have recorded an impairment charge of $5.9 million to two intangible assets expected to be impacted by the termination. The contract contemplates an 18-month wind-down period in order to allow us to develop alternative distribution arrangements. We intend to establish alternative distribution arrangements and are currently in discussions with potential alternative distribution partners; however, we may be unable to enter into alternative arrangements on similar terms or at all.

Our operations are subject to federal, state, and local laws and regulations relating to operational safety and security that could require us to incur substantial costs.

The workplaces we operate are subject to the requirements of the Occupational Safety and Health Act (“OSHA”), and comparable state statutes that regulate the protection of the health and safety of workers. The OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to our employees, state and local government authorities and local residents. In addition, the operation of our specialized vehicle fleet and its transportation of petroleum-based products are subject to extensive regulation by the U.S. Department of Transportation under the Federal Motor Carrier Safety Act and the Hazardous Materials Transportation Act. Federal and state agencies could also impose additional safety regulations to which we are subject. If we fail to comply with OSHA or other federal, state or local requirements, including general industry standards, record keeping requirements, monitoring of occupational exposure to regulated substances and regulations relating to hazardous cargo in transport, we could become subject to fines or significant additional compliance costs. We could also become subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

Our workplaces and transportation activities are also subject to the USA PATRIOT Act of 2001. The USA PATRIOT Act imposes rules applicable to shippers and carriers of hazardous materials that could be used in terrorist activities, including bulk flammable liquids such as refined petroleum products. These rules require operations such as ours to generate and implement site security plans, improvements to site security measures and impose security training requirements.

Our operations are subject to federal, state and local laws and regulations governing the product quality specifications of the refined petroleum products that we purchase, store, transport and sell.

Various federal, state and local agencies have the authority to prescribe specific product quality specifications to the sale of commodities, including many of our products. Changes in product quality specifications, such as reduced sulfur content in refined petroleum products, or other more stringent requirements for fuels, could reduce our ability to procure product and our sales volume, require us to incur additional handling costs and require us to make capital expenditures to upgrade our facilities and transportation assets. For instance, different product specifications for different markets could require additional storage.

If we are unable to procure product or to recover these costs through increased sales, we may not be able to meet our financial obligations. Failure to comply with these regulations could result in substantial penalties.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases or mechanical failures. Some of these events are beyond our control. In particular, we are exposed to the risks associated with the handling and transporting of hazardous materials, including vehicle accidents and chemical spills. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our operations.

We are not fully insured against all risks related to our business. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased over the past several years and they may increase further in the future. It is possible that certain types of insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our risk management policies cannot eliminate all commodity risk. In addition, any non-compliance with our risk management policies could result in significant financial losses.

While our hedging policies are designed to minimize our commodity risk, to some extent we remain exposed to unforeseen fluctuations in market conditions. For example, we change our hedged position daily in response to movements in our inventory. If we overestimate or underestimate changes to our inventory, we may be unhedged for the amount of the overestimate or underestimate. Also, significant increases in the costs of refined petroleum products, such as those experienced recently, can materially increase our costs to carry inventory. We use our credit facility as our primary source of financing to carry inventory and we may be limited as to the amounts we can borrow to carry inventory.

We monitor processes and procedures to prevent unauthorized trading and to maintain substantial balance between purchases and sales or future delivery obligations. These steps, however, may not detect and prevent all violations of such risk management policies and procedures, particularly if deception or other intentional misconduct is involved. To the extent our policies and procedures fail to ensure balance between our business risk and risk management activities or to the extent our risk management policies are violated, we could suffer losses from adverse changes in the market for refined petroleum products, and such losses could be material.

Our value-added services may be replicated either by potential and existing customers or by competitors, thereby reducing both the price we charge for such services as well as the margins we can charge for our refined petroleum products.

Our business strategy and product sales are dependent upon our provision of a variety of value-added services to our customers, such as asset maintenance, environmental compliance and fuel supply management. Depending upon the type of service, the price customers pay for these services is either included in the gross margins for our refined petroleum products or charged as a separate fee. Traditionally, such services were performed by our customers themselves and so potential customers may prefer not to outsource these functions to us. In addition, because our services are not proprietary, existing customers may decide to adopt some of our techniques and return to performing these functions internally. Alternatively, our existing competitors and new competitors, potentially including major petroleum suppliers, may develop comparable services. This could erode our competitive advantage and reduce demand for our value-added services as well as our refined petroleum products, which could have a material adverse impact on our financial condition and results of operations.

We may be unable to obtain a sufficient number of skilled workers and equipment.

We require personnel with specialized skills and experience who can perform physically demanding work, and vehicles that can safely transport refined petroleum products. The demand for skilled workers, including drivers, and equipment is high and the supply of each is limited. Our operations could suffer and our profitability diminish if we fail to retain skilled workers or if we experience a shortage of delivery vehicles. Moreover, changes in customer or regulatory vehicle specifications could result in substantial additional compliance costs. In addition, our ability to expand our operations could be curbed if we are unable to increase the size of our skilled labor force.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties of our forward contracts, options and swap agreements. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties.

If the products we purchase from our suppliers fail to meet the specifications we have agreed to supply to our customers, our customer relationships could be adversely affected.

We purchase the refined petroleum products we resell from various suppliers. If these products fail to meet the specifications we have agreed to supply to our customers, our customer relationships could be adversely affected and we could be subject to claims and other liabilities, either of which could have a material adverse effect on our business, financial condition and results of operations.

Transaction cancellation by our customers could cause us to incur unplanned expenses and suffer losses as a result.

Most of our transactions take place over a very short period of time. Consequently, if a customer fails to honor its contractual commitments, we could face difficulty in finding an alternative purchaser for the contracted product. Furthermore, the longer such product remains in our inventory, the greater our exposure to commodity price risk. Thus, if a transaction is cancelled by a customer, we may incur additional costs to hold and store the product and may be forced to sell it for a price lower than what we would have received had the original transaction been completed.

Our sales are generated under contracts that must be periodically renegotiated or replaced. If we are unable to successfully renegotiate or replace these contracts, then our results of operations could be adversely affected.

Our sales are generated under contracts that must be periodically renegotiated or replaced. Most of our arrangements with our customers are for a single season or on a spot basis. As these contracts expire, they must be renegotiated or replaced. We may be unable to renegotiate or replace these contracts when they expire, and the terms of any renegotiated contracts may not be as favorable as those of the contracts they replace. Whether these contracts are successfully renegotiated or replaced is often subject to factors beyond our control. Such factors include fluctuations in refined petroleum product prices, the counterparty’s ability to pay for or accept the contracted volumes and a competitive marketplace for the services offered by us. If we cannot successfully renegotiate or replace our contracts or must renegotiate or replace them on less favorable terms, our sales could decline.

Management and our auditors have identified material weaknesses in our internal controls over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, in connection with the audit of our consolidated financial statements as of and for the year ended June 30, 2007, we and our auditors identified certain deficiencies relating to our internal control over financial reporting that, in the aggregate, constitute a material weakness under standards established by the Public Company Accounting Oversight Board (“PCAOB”).

The PCAOB defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The identified deficiencies in internal control that, in the aggregate, constitute a material weakness relate to our period-end closing and financial reporting process and consist of the following:

•	Lack of adequate controls to ensure the proper cut-off, timely review and/or reconciliation of certain accounts at the subsidiary level, specifically Pecos.

•	Lack of effective and timely processes and controls designed to ensure the proper accounting for business acquisitions, income taxes and complete implementation of the consolidation system and processes, which significantly inhibited the ability of management to produce timely financial reports.

We have taken a number of actions to correct this material weakness including, but not limited to, the addition of experienced accounting and financial personnel and the implementation of improvements to our closing procedures and consolidation processes. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” Additional measures may be necessary and the measures we have taken, and expect to take, to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”) will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

A sustained failure of our proprietary information technology systems, including computer software, that we use to link our facilities and to purchase and sell refined petroleum products could reduce our revenues, cause us to suffer increased expenses and adversely affect our business.

We use proprietary information technology systems to purchase refined petroleum products and to market, transport and distribute such products to our facilities and customers. A sustained outage could significantly adversely affect our business by preventing us from:

•	acquiring adequate supplies and delivering them to our facilities and customers;

•	directing products for delivery on a timely basis to locations and facilities where we have delivery obligations;

•	directing products for delivery to markets in which we can generate an attractive sales margin;

•	marketing and selling products on a timely basis or at the best available prices; and

•	being able to properly manage the needs of customers for whom we provide supply management services.

If our information technology systems are disrupted, our customers could suffer financial damage, or determine that we have become an unreliable supplier and could elect to cease purchasing from us, or reduce the volume of product they purchase from us. Therefore, we could lose revenue and suffer increased expenses that would adversely affect our cash flows and results of operations.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the industry in which we operate.

A prolonged economic slowdown, significant price increases, adverse events relating to the energy industry and local, regional and national economic conditions and factors, such as unemployment, fuel prices, recession and macroeconomic factors, could hurt our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased discretionary corporate spending. A weakening of the energy industry could also hurt our operations and therefore adversely affect our results.

Changes in United States or foreign tax laws could adversely affect our business and future operating results.

We are affected by various United States and foreign taxes imposed on the purchase and sale of marine, aviation and land fuel products. These taxes include sales, excise, GST, VAT, and other taxes. Changes in United States and foreign tax laws or our failure to comply with those tax laws could adversely affect our business and operating results.

Conservation measures and the use of alternative fuels by our customers could reduce demand for our fuels.

The majority of our revenue stems from the delivery of petroleum-based diesel fuel. Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, technological advances in fuel economy, energy generation devices and cost considerations could reduce demand for our diesel fuels. For example, our residual oil business competes with suppliers of natural gas for customers that are dual-fuel users, having the ability to switch from residual oil to natural gas. During a period of increasing residual oil prices relative to the prices of natural gas, dual-fuel using customers often switch to natural gas. In addition, there has recently been an increase in the development and use of alternative fuels, such as ethanol, that could further reduce demand for our products. We cannot predict the impact of the changing demand for oil and gas products and services, and any major changes may have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and other key personnel. The loss of the services of any member of senior management or key employee could have a material adverse effect on our business. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or other key employees if their services were no longer available. In addition, we rely on the abilities of our regional managers, many of whom managed their businesses prior to our acquiring those businesses.

As a public company we expect to expend additional time and resources to comply with rules and regulations that do not currently apply to us, including rules related to internal controls over financial reporting, and failure to comply may lead investors to lose confidence in our financial information.

As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the New York Stock Exchange (“NYSE”), will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will increase our legal and financial compliance costs and place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. In addition, we will be required to have our independent public accounting firm attest to the effectiveness of our internal controls over financial reporting. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for our fiscal year ending June 30, 2009. If we are unable to conclude that we have effective internal controls over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Risks Relating to Our Common Stock

There is no established trading market for our common stock, and the market price of our common stock may be highly volatile or may decline regardless of our operating performance.

There has not been a public market for our common stock prior to this offering. A liquid trading market may not develop. If you purchase shares of our common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations among the representatives of the underwriters, the selling stockholders and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in the stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	conditions or trends in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of our common stock by our directors and officers or the Sponsors.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you will experience immediate and substantial dilution insofar as the public offering price will be substantially greater than the tangible book value per share of our outstanding common stock after giving effect to this offering. For additional information, see the section of this prospectus entitled “Dilution.” The exercise of outstanding options and any future equity issuances we make will result in further dilution to investors.

We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Our charter documents include provisions limiting the rights of foreign owners of our capital stock.

Our company owns a fleet of vessels that are operated in the coastwise trade of the United States. In order to operate in such trade, the vessels must be owned and operated by U.S. citizens qualified to own and operate vessels in the coastwise trade (each a “Coastwise Citizen”). For a corporation to qualify as a Coastwise Citizen, at least 75% of each class or series of its capital stock must be owned by Coastwise Citizens. Thus, our amended and restated certificate of incorporation will provide that no shares held by or for the benefit of persons who are not Coastwise Citizens that are determined, collectively with all other shares so held, to be in excess of 19.99% of any class or series of our outstanding capital stock are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of such class or series of our capital stock. Those shares purchased by non-Coastwise Citizens and determined to be in excess of 19.99% of any class or series of our capital stock shall be the shares determined by our board of directors to have become so owned most recently. In addition, our amended and restated certificate of incorporation will provide that, at the option of our board, we may refuse to register and may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. Ownership of 25% or more of any class or series of our capital stock by non-Coastwise Citizens would result in the loss of our citizenship status. Such loss could subject us to penalties including monetary fines and the possible seizure and forfeiture of our vessels and their cargo, which would negatively affect our business. See “Description of Capital Stock — Limitation on Foreign Ownership of Our Stock.”

Future sales of our common stock may cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. Based on shares outstanding as of          , 2007, upon completion of this offering, we will have           shares of common stock outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market. The remaining           shares of our common stock will be restricted securities as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

We, our officers and directors and certain existing stockholders have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC in their sole collective discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180-day lock-up period is subject to a limited extension in certain circumstances described under “Underwriting.”

Subject to the lock-up agreements, these           restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144.           shares will be available for sale 180 days after the date of this prospectus pursuant to Rule 144; of these shares, approximately     % would be available for sale under Rule 144(k), which imposes no volume or other limits. In addition, commencing 180 days after the date of this prospectus, stockholders holding           outstanding shares of these restricted securities, will have registration rights which could allow those holders to sell their shares freely through a future registration statement filed under the Securities Act.

In addition,           shares reserved for issuance pursuant to outstanding options and           shares available for grant under our stock plans as of          , 2007, if granted, will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rule 144, as applicable. For additional information, see “Shares Eligible for Future Sale.”

Conflicts of interest may arise because some of our directors are principals of our stockholders.

Upon the completion of this offering, representatives of our Sponsors, Northwest Capital Appreciation, Waud Capital Partners and RBC Capital Partners through Cadent Energy Partners, will occupy 3 of the 11 seats on our board of directors. Those stockholders and their respective affiliates may invest in entities that directly or indirectly compete with us or companies in which they are currently invested may already compete with us. As a result of these relationships, when conflicts between the interests of those stockholders or their respective affiliates and the interests of our other stockholders arise, these directors may not be disinterested. Under Delaware law, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us. The representatives of our Sponsors on our board of directors and the representatives of certain of our other significant stockholders, should they become members of our board of directors, by the terms of our certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of our company. See “Description of Capital Stock — Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors.”

Our stockholder rights agreement could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.

Our board of directors has approved the adoption of a stockholder rights agreement, which will become effective upon the completion of this offering. This plan entitles our stockholders to acquire shares of our common stock at a price equal to 50% of the then current market value in limited circumstances when a third party acquires 15% or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15% of our common stock, in each case, in a transaction that our board of directors does not approve. Because, under these limited circumstances, all of our stockholders would become entitled to effect discounted purchases of our common stock, other than the person or group that caused the rights to become exercisable, the existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors. The existence of the rights agreement could therefore deter potential acquirers and thereby reduce the likelihood that you will receive a premium for your common stock in an acquisition. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements — Rights Agreement.”

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Effective upon the completion of this offering, our certificate of incorporation and bylaws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. These include, among others:

•	our ability to issue preferred stock with terms that the board of directors may determine without stockholder approval;

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•	provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and provisions permitting the removal of directors only for cause and with a 66 2/3% stockholder vote;

•	provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation and the adoption, amendment and repeal of our bylaws;

•	limitations on convening special meetings of stockholders; and

•	advance notice requirements for director nominations and stockholder proposals.

See “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements.” These provisions of our certificate of incorporation, bylaws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. We generally identify forward looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words but the absence of these words does not necessarily mean that a statement is not forward-looking.

Any forward-looking statements contained in this prospectus are based upon our historical performance and our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the refined petroleum products industry, our operations, financial results, financial condition, business prospects, growth strategy and acquisitions. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described under “Risk Factors.” If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus.

Unless required by law, we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock in this offering will be approximately $      million, after deducting underwriting discounts and commissions and the estimated expenses payable by us, assuming an initial public offering price of $      per share. We will not receive any proceeds from the sale of shares by the selling stockholders

We intend to use the net proceeds from this offering to repay the entirety of the $      million in outstanding borrowings under our senior secured term loan and will use the balance to repay a portion of the $      million in outstanding borrowings under our revolving credit facility (without reducing the commitments thereunder).

We incurred indebtedness under our senior secured term loan and revolving credit facility to finance the acquisitions of Pecos, Inc. and Canyon State Oil Company, Inc. in September 2006 and Petroleum Products, Inc. in May 2007, to refinance existing indebtedness and to pay related fees and expenses. The senior secured term loan bears interest at an annual rate equal to LIBOR plus 450 basis points (or 9.86% as of July 31, 2007) and matures on June 30, 2013. The revolving credit facility bears interest at a variable rate of LIBOR plus an applicable percentage based on the current fixed charge coverage ratio (or 6.86% as of July 31, 2007) and matures on September 18, 2011.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the front cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $      , assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not paid any dividends in the two most recent fiscal years. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, restrictions contained in our existing credit facilities and any future financing instruments and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2007:

•	on an actual basis;

•	on an as adjusted basis after giving effect to the Merger; and

•	on an as adjusted basis after giving effect to the Merger and the Offering.

You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
			As Adjusted
		As Adjusted	for the
		for the	Merger and
	Actual	Merger	the Offering
	(Dollars in thousands, except per share data)

Cash and restricted cash	$11,042	$11,042	$

Debt, including current portion:
Revolving credit facility	$174,510	$174,510	$
Senior secured term loan	153,450	153,450
Other	2,312	2,312

Total debt	330,272	330,272
Members’ equity	105,814	—
Stockholders’ equity:
Common stock, $0.01 par value per share ( shares authorized, shares issued and outstanding, as adjusted for the Merger; shares issued and outstanding, as adjusted for the Merger and the Offering)	—	1
Preferred stock, $0.01 par value per share ( shares authorized, 0 shares issued and outstanding, on an as adjusted basis)	—	—
Additional paid-in capital	—	105,813
Accumulated deficit	—	—

Total members’ equity	105,814	—

Total stockholders’ equity	—	105,814

Total capitalization	$436,086	$436,086	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the front cover page of this prospectus, would (i) decrease (increase) the amount of the loans outstanding under the revolving credit facility and total debt and (ii) increase (decrease) total stockholders’ equity, in each case, by $      million assuming that the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent the public offering price per share of our common stock exceeds the net tangible book value per share of our common stock after this offering. Our net tangible book value as of June 30, 2007, was approximately $      million, or $      per share, after giving effect to the Merger. Our net tangible book value per share is equal to the sum of our total assets of $      million less goodwill and intangible assets of $      million less total liabilities of $      million, divided by the number of shares of our common stock outstanding, after giving effect to the Merger.

After giving effect to the Merger and the sale of           shares of our common stock at an assumed initial public offering price of $      per share, which is the midpoint of the range shown on the front cover page of this prospectus, and after deducting expenses and underwriting discounts payable by us in connection with this offering, our net tangible book value as of June 30, 2007 would be $      million or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2007	$
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net tangible book value after the Merger and this offering by $      per share and the dilution in net tangible book value to new investors in this offering by $      per share.

If the underwriters’ option to purchase additional shares to cover any over-allotment is exercised in full, the net tangible book value per share as of June 30, 2007 would be approximately $      per share and the dilution in net tangible book value per share to new investors would be $      per share.

The following table sets forth, as of June 30, 2007 and after giving effect to the Merger, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering, at an assumed initial public offering price of $      per share, which is the midpoint of the range shown on the front cover page of this prospectus:

Average
	Shares Purchased			Total Consideration			Price
	Number	Percentage		Amount	Percentage		Per Share

Existing stockholders(1)			%	$		%	$
New investors(1)							$

Total		100.0%			$100.0%

(1)	Sales by the selling stockholders in this offering will cause the number of shares of common stock held by existing stockholders to be reduced to , or % of the total number of our shares of common stock outstanding after this offering, and will increase the number of shares of common stock held by new investors to , or % of the total number of our shares of common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this offering would be reduced to , or % of the total number of our shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to , or % of the total number of our shares of common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) total consideration paid by new investors in this offering and by all investors by $      million, and would increase (decrease) the average price per share paid by new investors by $      , assuming the number of shares of common stock offered by us, as set forth on the front cover page of this prospectus, remains the same.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

We have derived the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2007 from SPI’s audited historical consolidated statement of operations for the year ended June 30, 2007 included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2007 gives pro forma effect to the following transactions as if they had occurred on July 1, 2006:

•	our acquisition of Pecos in September 2006;

•	our acquisition of Canyon in September 2006;

•	our acquisition of PPI in May 2007;

•	the Merger; and

•	the Offering.

We have accounted for our acquisitions using purchase accounting. Under the purchase method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets and liabilities based on their estimated fair values as of the date of the acquisition. As of the date of this prospectus, we have not completed the valuation studies necessary to finalize the fair value of the assets and liabilities of PPI. Accordingly, in preparing this pro forma financial statement, we have allocated the purchase price for PPI to the acquired assets and assumed liabilities of PPI based on preliminary estimates of their fair values. We expect a final determination of these fair values by December 31, 2007 and these values may differ materially from the values reflected in this pro forma financial statement.

The unaudited pro forma condensed consolidated statement of operations is presented for informational purposes only, does not purport to represent what our results of operations actually would have been had the relevant transactions been consummated on the dates indicated and is not necessarily indicative of our results of operations for any future period. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which you should read in conjunction with this unaudited pro forma condensed consolidated statement of operations. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma impact of the above-mentioned transactions in the unaudited pro forma condensed consolidated statement of operations. We have not included all of the expenses we expect to incur as a result of becoming a public company. We estimate that these additional costs will increase general and administrative expenses by $4.5 million.

The following unaudited pro forma condensed consolidated financial statement of operations is qualified in its entirety by reference to, and should be read in conjunction with, our historical consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SPI Petroleum LLC and Subsidiaries
Condensed Consolidated Pro Forma Statement of Operations
For the Year Ended June 30, 2007
(In thousands, except share and per share data)

	Historical(1)						Pro Forma
					Adjustments		After Giving
					for the		Effect to the
					Acquisitions		Acquisitions	Adjustments
					and the		and the	for the
	SPI	Pecos	Canyon	PPI	Merger(2)		Merger	Offering(3)	Pro Forma

Revenues	$3,207,812	$214,096	$59,388	$268,209	$(47,116	)(a)	$3,702,389	$	$
Cost of products sold, exclusive of items shown separately below	3,005,287	193,916	50,525	249,379	(40,050	)(a)	3,459,057

Gross profit	202,525	20,180	8,863	18,830	(7,066)		243,332
Operating expense
Operating expenses	125,221	16,830	5,211	14,402	(6,946	)(a)	154,718
Impairment of intangible assets	5,938	—	—	—	—		5,938
Depreciation and amortization	20,202	1,343	400	1,224	(539	)(a)
					404	(b)
					477	(c)
	—	—	—	—	2,120	(d)	25,631

Operating income	51,164	2,007	3,252	3,204	(2,582)		57,045
Other income (expense)
Interest expense	(21,843)	(1,545)	(104)	(827)	(2,826	)(e)	(27,145)
Loss from the early extinguishment of debt	(1,008)	—	—	—	—		(1,008)
Other	1,373	314	317	34	—		2,038
Change in derivative fair value	53	—	—	—	—		53

Income before income taxes	29,739	776	3,465	2,411	(5,408)		30,983
Provision for income taxes	10,320	135	700	831	35	(f)	12,021

Net income	$19,419	$641	$2,765	$1,580	$(5,443)		$18,962	$	$

Earnings per share:
Net income per share:
Basic and diluted									$
Weighted average shares outstanding:
Basic and diluted

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended June 30, 2007
(Amounts in thousands)

Note 1.	Basis of Presentation

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2007 includes historical financial data derived from SPI’s audited consolidated statement of operations for the year ended June 30, 2007, included elsewhere in this prospectus, and the following information for the significant acquisitions, which we completed subsequent to July 1, 2006:

•	Financial data derived from the unaudited financial statements of Pecos for the period from July 1, 2006 through September 17, 2006, the date immediately preceding the date of our acquisition of Pecos.

•	Financial data derived from the unaudited financial statements of Canyon for the period from July 1, 2006 through September 17, 2006, the date immediately preceding the date of our acquisition of Canyon.

•	Financial data derived from the unaudited financial statements of PPI for the period from July 1, 2006 through April 30, 2007, the date immediately preceding the date of our acquisition of PPI.

Note 2.	Adjustments for the Acquisitions and the Merger

(a)	Reflects the elimination of the revenues, cost of products sold, operating expenses and depreciation and amortization expense of certain assets of GP Atlantic, Inc., a subsidiary of Pecos, which are held for sale.

(b)	Reflects the increase in depreciation and amortization expense resulting from the purchase of Pecos. The fair market value of the property and equipment of Pecos was higher than its historical net book value. Depreciation expense reflects the higher asset values depreciated over the remaining useful lives of the assets. Identified intangibles subject to amortization at Pecos include customer relationships, which are being amortized over ten years, and non-compete agreements, which are being amortized over periods between two and five years.

(c)	Reflects the increase in depreciation and amortization expense resulting from the purchase of Canyon. The fair market value of the property and equipment of Canyon was higher than its historical net book value. Depreciation expense reflects the higher asset values depreciated over the remaining useful lives of the assets. Identified intangibles subject to amortization at Canyon include customer relationships, which are being amortized over five years, and non-compete agreements, which are being amortized in one year.

(d)	Reflects the increase in depreciation and amortization expense resulting from the purchase of PPI. The fair market value of the property and equipment of PPI was higher than its historical net book value. Depreciation expense reflects the higher asset values depreciated over the remaining useful lives of the assets. Identified intangible assets subject to amortization at PPI include customer relationships, which are being amortized over ten years, customer relationships which are being amortized over three years, and a non-compete agreement, which is being amortized in one year.

(e) Reflects additional interest expense as follows:

Year Ended
June 30, 2007

Elimination of interest expense of Pecos	$(1,545)
Elimination of interest expense of Canyon	(104)
Elimination of interest expense of PPI	(827)
Additional interest expense incurred for our borrowings under our senior secured term loan and revolving credit facility at the rates in effect during the relevant period	5,302

Total adjustment	$2,826

(f)	Reflects the effect of reduced income before income taxes resulting from the pro forma adjustments described above offset by higher assumed tax rates resulting from our conversion from a limited liability company to a corporation as a result of the Merger. As a limited liability company, SPI is classified as a partnership for income tax purposes. Accordingly, income taxes on its earnings were payable by its members and not reflected in the historical financial statements except for taxes associated with taxable subsidiaries. Because SPI’s subsidiaries are taxable corporations, however, our historical income tax rates have been substantially similar to what we would have paid as a corporation, and we expect any increase in tax rates resulting from our conversion to a corporation to be minimal. For the pro forma income tax calculation, we used an effective tax rate of 38.8%, which was determined as follows:

Federal statutory rate	35.0%
State taxes, net of federal income tax benefits	4.4
Foreign income not subject to tax	(.6)

38.8%

The pro forma tax adjustment is based on currently available information and assumes the Company had been a taxable entity for the period presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma tax adjustment.

Note 3.	Adjustments for the Offering

(a)	Reflects the termination of the annual management fees payable pursuant to the Professional Services Agreement, which will terminate in connection with the Offering.

(b)	Reflects the reduction in interest expense arising from the anticipated repayment of the entire principal amount outstanding under our senior secured term loan and $ of our revolving credit facility, assuming an interest rate of % for our senior secured term loan and % under our revolving credit facility, which are the average interest rates for borrowings under those facilities during the period of time they have been available. The amount of the repayment under our revolving credit facility is based on our anticipated net cash proceeds from the offering, assuming a public offering price of $ per share (the midpoint of the estimated offering price set forth on the cover page of this prospectus). For each $1.00 increase or decrease in our assumed public offering price, the anticipated repayment of our revolving credit facility would increase or decrease by $ , assuming there is no change in the amount of shares we sell.

Each increase of 25 basis points on our borrowings under the senior secured term loan and the revolving credit facility would result in additional pro forma interest expense of $           and $          , respectively, for the year ended June 30, 2007.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth selected historical financial and operating data for SPI and its predecessor, Simons Petroleum, Inc. (“Simons”), as of and for the dates and periods indicated. We have derived the selected historical financial data as of and for the year ended June 30, 2003 and for the period from July 1, 2003 through April 8, 2004 from the audited financial statements of Simons not included elsewhere in this prospectus. We have derived the selected historical financial data for the period from inception on October 9, 2003 through June 30, 2004 and as of June 30, 2005 from the audited consolidated financial statements of SPI not included elsewhere in this prospectus. We have derived the selected historical financial data as of June 30, 2006 and 2007 and for the years ended June 30, 2005, 2006 and 2007 from the audited consolidated financial statements of SPI, included elsewhere in this prospectus. The SPI period from inception through June 30, 2004 reflects the acquisition of Simons and the impact of purchase accounting. The historical financial statements do not reflect what our results of operations and financial position would have been had we been a stand-alone, public company for the periods presented and are not necessarily indicative of our financial position or results of operations as of any future date or for any future period. The following selected historical financial and operating data are qualified in their entirety by reference to, and should be read in conjunction with, our historical consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor		SPI Petroleum LLC
		For the	For the
		Period from	Period from
		July 1, 2003	Inception
	Year Ended	through	through
	June 30,	April 8,	June 30,	Years Ended June 30,
	2003	2004	2004	2005	2006	2007
	(In thousands)
Statement of Operations Data:
Revenues	$495,848	$410,564	$138,188	$843,916	$1,612,613	$3,207,812
Cost of products sold, exclusive of items shown separately below	469,253	390,638	130,975	807,489	1,545,311	3,005,287

Gross profit	26,595	19,926	7,213	36,427	67,302	202,525
Distribution and selling, general and administrative	17,433	16,705	4,789	25,400	36,640	125,221
Depreciation and amortization	2,464	1,788	1,001	4,703	7,178	20,202
Impairment of intangible assets	788	—	—	—	—	5,938

Operating income	5,910	1,433	1,423	6,324	23,484	51,164
Interest expense	(230)	(204)	(617)	(3,678)	(6,373)	(21,843)
Loss from the early extinguishment of debt	—	—	—	—	—	(1,008)
Other income (expense)	280	655	121	583	676	1,373
Change in derivative fair value	(318)	2	(542)	80	919	53

Income before income taxes	5,642	1,886	385	3,309	18,706	29,739
Income taxes	2,292	754	165	1,458	6,306	10,320

Net income	$3,350	$1,132	$220	$1,851	$12,400	$19,419

Balance Sheet Data (at period end):
Working capital(1)	$19,853		$21,896	$44,012	$77,959	$231,503
Property and equipment, net	6,270		10,518	12,551	17,300	66,387
Total assets	54,745		99,733	153,714	238,878	661,808
Total long-term debt	3,262		39,754	61,490	96,641	330,272
Total equity	22,693		21,146	29,029	46,659	105,814

Cash Flow Data:
Cash provided by (used in):
Operating activities	$2,191	$(2,678)	$(1,962)	$(10,176)	$(11,444)	$2,048
Investing activities	(1,657)	(2,842)	(44,380)	(9,916)	(21,384)	(254,697)
Financing activities	(1,223)	2,066	47,905	20,855	35,047	257,031
Capital expenditures	1,769	3,424	890	3,391	8,656	15,958

Operating Data (gallons sold):
Diesel	501,428	389,335	110,409	528,144	737,343	1,311,158
Lubricants	4,087	4,033	1,277	5,985	7,130	35,627
Gasoline	13,368	10,772	3,101	14,471	18,664	67,041

(1)	Represents total current assets less total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Business Overview

Maxum Petroleum Holdings, Inc. (“Maxum Petroleum” or the “Company”) is a leading independent energy logistics company that markets and distributes a comprehensive offering of refined petroleum products and provides value-added logistics and energy management services to a diverse customer base in the United States and the Panama Canal. Maxum Petroleum provides a wide range of fuels, lubricants, oil and gas production chemicals and energy management services such as remote and sensitive location delivery, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing.

Maxum Petroleum is a Delaware corporation that was formed to undertake this offering. Immediately prior to this offering, our predecessor company, SPI Petroleum LLC (“SPI”), will be merged with and into Maxum Petroleum with Maxum Petroleum being the surviving corporation (the “Merger”). SPI was formed in October 2003 by Northwest Capital Appreciation, Waud Capital Partners and RBC Capital Partners through Cadent Energy Partners for the purpose of launching a consolidation vehicle in the refined petroleum marketing and distribution industry. SPI purchased its predecessor company, Simons Petroleum, Inc (“Simons”), in April 2004. Simons is a petroleum marketer and supplier to commercial and industrial customers across the country, including companies in the drilling, trucking and construction industries.

Since the Simons acquisition, we have grown both organically and through selective acquisitions. We have expanded our geographic footprint, diversified our product and service offering and generated significant cross-selling opportunities and cost synergies. Our broad geographic footprint, comprehensive product and service offering and procurement advantages through scale provide us a competitive advantage that enables us to displace smaller marketers that are unable to match the increased expectations of the market.

•	In June 2005, we acquired the assets of Trevco, Inc. (“Trevco”), a petroleum marketer and supplier of fuels to drilling companies primarily in Colorado.

•	In January 2006, we acquired Hartney Fuel Oil Co. and related companies (“Hartney”), a supplier of refined fuels to the transportation industry in the Midwestern United States.

•	In June 2006, we acquired the assets of McLain Truck Service, Inc., a distributor of fuels and lubricants to commercial and industrial customers throughout Texas and New Mexico.

•	In September 2006, we acquired Pecos, Inc. and subsidiaries (“Pecos”), a distributor of fuels and lubricants to marine, commercial and industrial customers on the West Coast of the United States and at the Panama Canal.

•	In September 2006, we acquired Canyon State Oil Company, Inc. (“Canyon”), a marketer and distributor of fuels and lubricants to commercial, industrial and automotive customers in the Southwestern United States.

•	In May 2007, we acquired Petroleum Products, Inc. and related companies (“PPI”), a supplier of fuels and lubricants to commercial and industrial customers and coal mining operations in the Central Appalachian region of the United States.

All of our acquisitions have been accounted for under the purchase method of accounting; accordingly, the assets and liabilities of the acquired companies have been recorded at their fair values at the respective dates of acquisition. The fair values of the assets and liabilities of PPI are preliminary and subject to change. A summary of the estimated fair values of the assets and liabilities of our significant acquisitions is as follows (in thousands):

	Hartney	Pecos	Canyon	PPI

Current assets, net of cash acquired	$22,906	$136,510	$33,218	$28,094
Property and equipment	323	28,590	7,249	8,496
Other assets	—	3,702	10	103
Intangibles	14,492	36,922	12,772	9,345
Goodwill	5,027	35,685	14,858	10,950

	42,748	241,409	68,107	56,988
Liabilities assumed	(21,933)	(84,039)	(28,507)	(17,237)

Estimated fair value	$20,815	$157,370	$39,600	$39,751

Outlook

We manage most of our business, including all of our fuel business, to optimize the spread or margin between the cost at which we purchase product from refiners and the price at which we are able to sell it to our customers. Typically, we charge our customers a pre-agreed mark-up of a benchmark cost of a particular product. While the market prices of diesel and gasoline have been volatile, historically, the size of the spread is related more to customer relationships rather than to the market price for the fuel sold. This volatility, although it can materially affect our revenue and cost of products sold, does not necessarily affect our profitability which is a function of gross profit per unit.

Our operating results in the future will be affected primarily by our ability to continue to grow our business organically and our success in identifying and consummating acquisitions of marketers of petroleum products.

We believe the following key factors will affect our organic growth:

•	our ability to add to our array of, or further enhance our, value-added services;

•	our ability to cross-sell our products and value-added services to existing customers and new customers added through acquisitions, especially those that have been underserved by smaller distributors that do not offer our breadth of products or services;

•	our ability to improve our overall operating efficiencies through economies of scale;

•	our ability to improve our procurement efficiencies by leveraging the high volumes of diesel fuel and lubricants we purchase to ensure that we obtain these products at the lowest available prices in the market; and

•	our ability to displace small petroleum marketers and distributors who may find it increasingly difficult to compete in an environment of rising fuel and lubricant prices.

We expect our growth through acquisitions to come from the many companies we have identified that meet the financial and operating criteria we have established for acquisition targets. We are currently actively pursuing a number of these potential acquisitions. Our acquisition strategy will continue to focus on strengthening our competitive position by enhancing our product and service offering, increasing our scale, improving operating efficiencies and expanding and diversifying our geographic coverage and customer base.

The financial results provided herein reflect the fact that to this date we have been a private company and as such have not incurred costs typically found in publicly traded companies. We expect that those costs will represent an increase of $4.5 million in our general and administrative expenses annually.

Results of Operations

A summary of our consolidated statements of operations for the periods noted is presented below. The summary includes revenues and gross profits of our primary products and the gallons sold and gross profit per gallon of our primary products. Since our revenue and cost of products sold are significantly impacted by oil prices, we assess our performance and profitability by tracking gallons sold and gross profit per gallon sold. Our acquisitions have been accounted for using the purchase method of accounting; accordingly, our consolidated results of operations include the results of our acquired companies from their respective dates of acquisition.

A description of the recurring components of our statement of operations follows:

Revenues.  Revenues includes the amounts earned on the sales of our products, refined fuel and lubricants, and services provided to our customers. For a description of our revenue recognition policy, see Note 1 to our consolidated financial statements for the year ended June 30, 2007 included elsewhere in this prospectus.

Cost of products sold.  Cost of products sold includes primarily the purchased cost of our products, the freight paid to third-party carriers and costs incurred related to services rendered. Cost of products sold also includes the net realized effect of hedging activities.

Distribution expenses.  Distribution expenses include the costs of our trucking fleet and the supporting operations incurred to deliver our products to our customers. These costs include compensation and related benefits for our drivers and other operating personnel, fuel, repairs and maintenance and other operating expenses.

Selling, general and administrative expenses.  Our selling, general and administrative expenses include compensation and related benefits, professional fees, travel expenses, general office expenses and advisory fees paid to our Sponsors.

Depreciation and amortization.  This component includes the cost of our property and equipment that is allocated to operations under our depreciation policy and the amortization of our intangible assets which are customer relationships, trade names, proprietary technology and non-competition agreements.

Interest expense.  Interest expense includes the interest cost of our debt and capital leases, commitment fees on the unused portion of our revolving credit agreement and amortization of debt issuance costs.

Other income (expense).  Other income (expense) consists of interest income and non-operating income and expense items.

Change in derivative fair value.  This component includes the change in the fair values of hedging derivative financial instruments.

Income taxes.  Income taxes include our current tax expense as well as the impact of changes in our deferred income tax assets and liabilities.

	Years Ended June 30,
	2005	2006	2007
	(In thousands, except per gallon amounts)

Statement of Operations Data:
Revenues	$843,916	$1,612,613	$3,207,812
Cost of products sold, exclusive of items shown separately below	807,489	1,545,311	3,005,287

Gross profit	36,427	67,302	202,525
Distribution expenses	12,088	21,453	79,520
Selling, general and administrative	13,312	15,187	45,701
Depreciation and amortization	4,703	7,178	20,202
Impairment of intangible assets	—	—	5,938

Operating income	6,324	23,484	51,164
Interest expense	(3,678)	(6,373)	(21,843)
Loss from the early extinguishment of debt	—	—	(1,008)
Other income (expense)	583	676	1,373
Change in derivative fair value	80	919	53

Income before income taxes	3,309	18,706	29,739
Income taxes	1,458	6,306	10,320

Net income	$1,851	$12,400	$19,419

Revenues:
Diesel	$791,324	$1,523,559	$2,775,853
Lubricants	22,135	34,675	221,474
Gasoline	21,389	37,047	157,484
Services and other	9,068	17,332	53,001

Total revenues	$843,916	$1,612,613	$3,207,812

Gross profit:
Diesel	$25,244	$46,651	$120,976
Lubricants	5,533	8,612	41,781
Gasoline	1,158	1,524	7,897
Services and other	4,492	10,515	31,871

Total gross profit	$36,427	$67,302	$202,525

Gallons sold:
Diesel	528,144	737,343	1,311,158
Lubricants	5,985	7,130	35,627
Gasoline	14,471	18,664	67,041

Gross profit per gallon:
Diesel	$0.048	$0.063	$0.092
Lubricants	0.924	1.208	1.173
Gasoline	0.080	0.082	0.118

Comparison of the Years Ended June 30, 2007 and 2006

Revenues.  Revenues were $3.2 billion for the year ended June 30, 2007 compared to $1.6 billion for the year ended June 30, 2006, an increase of $1.6 billion or 98.9%. The increase in revenue was due primarily to revenue contributed by companies acquired in 2006:

•	The revenue of Hartney, which was acquired in January 2006, was $831.8 million for the year ended June 30, 2007 compared to $317.1 million for the six months ended June 30, 2006, during which we owned Hartney.

•	Pecos, which was acquired in September 2006, added revenue of $685.8 million.

•	Canyon, which was acquired in September 2006, added revenue of $199.9 million.

•	PPI, which was acquired in May 2007, added revenue of $61.6 million.

The balance of the increase represents increased sales by our historic businesses, $79.5 million of which represents an increase in the gallons of our primary products sold and higher sales of services and other products and $53.6 million of which represents higher fuel prices. Our organic growth represents an increase in gallons sold of 5.6% and an increase in sales of value-added services of 40.1%.

Gross Profit.  Gross profit was $202.5 million for the year ended June 30, 2007 compared to $67.3 million for the year ended June 30, 2006, an increase of $135.2 million or 200.9%. The increase was due to the following:

•	Gross profit of companies acquired accounted for $108.9 million of the increase.

•	Improved margins per gallon contributed gross profit of $19.8 million.

•	Gross profit earned on the increase in gallons sold and higher sales of services and other products totaled $6.5 million.

Distribution Expenses.  Distribution expenses were $79.5 million for the year ended June 30, 2007 compared to $21.5 million for the year ended June 30, 2006, an increase of $58.0 million or 270.7%. This increase was due primarily to the following:

•	Acquired companies added distribution expenses of $50.8 million.

•	We added 20 drivers and 29 other operating employees during 2007 and continued the expansion of our fleet of delivery and support vehicles. As a result, compensation and related expenses increased $4.9 million, fuel costs increased $0.8 million, maintenance expenses increased $0.5 million and equipment rental expense increased $0.4 million. We expect our distribution expenses to continue to increase as our business grows.

Selling, General and Administrative.  Selling, general and administrative expenses were $45.7 million for the year ended June 30, 2007 compared to $15.2 million for the year ended June 30, 2006, an increase of $30.5 million or 200.9%. This increase was due primarily to the following:

•	Selling, general and administrative expenses of the acquired companies added $22.7 million.

•	Compensation and related expenses increased $5.2 million. This increase was primarily due to non-cash equity-based compensation expense of $2.9 million, compensation expense of $1.0 million associated with additions to the corporate staff and $0.7 million of additional incentive expense.

•	Advisory and professional fees increased $2.0 million.

We expect our general and administrative expenses to increase approximately $4.5 million to cover the costs typically associated with being a public company.

Depreciation and Amortization.  Depreciation and amortization was $20.2 million for the year ended June 30, 2007 compared to $7.2 million for the year ended June 30, 2006, an increase of $13.0 million or 181.4%. Depreciation and amortization associated with our acquisitions accounted for approximately $11.9 million of this increase and depreciation on other property and equipment accounts for the remainder.

Impairment of Intangible Assets.  In May 2007, one of our distribution partners informed us of its intent to terminate its agreement with us. As a result of the pending termination of this agreement, we have recorded an impairment charge of $2.2 million to reduce the carrying value of the intangible asset related to the customer relationships serviced through this distribution partner to its fair value and an impairment charge of $3.7 million to reduce the carrying value of the trade name for the service provided through this distribution partner to its fair value.

Interest Expense.  Interest expense was $21.8 million for the year ended June 30, 2007 compared to $6.4 million for the year ended June 30, 2006, an increase of $15.5 million or 242.8%. Interest expense for the year ended June 30, 2007 reflects our average outstanding debt of $243.8 million and a weighted average interest rate of 8.40% compared to our average outstanding debt of $77.7 million and a weighted average interest rate of 7.68% during the comparable period of 2006. The increase in our outstanding debt was due to financing required by our acquisitions. The increase in the weighted average interest rate reflects the higher interest rates of the credit agreements which we entered into on September 18, 2006.

Loss From Early Extinguishment of Debt.  On September 18, 2006, we refinanced our debt. In connection with this refinancing, we expensed the $1.0 million of unamortized deferred debt issuance costs associated with the credit facility that was refinanced.

Other Income (Expense).  Other income was $1.4 million for the year ended June 30, 2007 compared to $0.7 million for the same period in 2006. The increase was due primarily to gains on sales of fixed assets and an increase in interest income.

Change in Derivative Fair Value.  For the year ended June 30, 2007, we had an increase in the fair value of our derivatives of $0.1 million compared to an increase of $0.9 million for the year ended June 30, 2006.

Tax Expense.  Tax expense was $10.3 million for the year ended June 30, 2007 reflecting an effective tax rate of 34.7% compared to an effective tax rate of 33.7% for the year ended June 30, 2006. The effective tax rate for the year ended June 30, 2007 was reduced by the impact of approximately $0.8 million of foreign income that is not subject to tax. The low effective tax rate for the year ended June 30, 2006 was the result of the reversal of tax reserves no longer deemed necessary.

Net Income.  For the foregoing reasons, net income increased to $19.4 million for the year ended June 30, 2007 from the $12.4 million earned for the year ended June 30, 2006, an increase of $7.0 million or 56.6%.

Comparison of the Years Ended June 30, 2006 and 2005

Revenues.  Revenues were $1.6 billion for the year ended June 30, 2006 compared to $843.9 million for the year ended June 30, 2005, an increase of $768.7 million or 91.1%. The increase in revenue was due to the following:

•	Hartney, which was acquired in January 2006, added revenue of $317.1 million.

•	Increased sales by our historic businesses, $95.9 million of which represents an increase in the gallons of our primary products sold and higher sales of services and other products and $355.7 million of which represents higher fuel prices. Our organic growth represents an increase in gallons sold of 10.6% and an increase in sales of services and other products of 70.5%.

Gross Profit.  Gross profit was $67.3 million for the year ended June 30, 2006 compared to $36.4 million for the year ended June 30, 2005, an increase of $30.9 million or 84.8%. The increase was due to the following:

•	Improved margins per gallon sold contributed gross profit of $14.7 million.

•	Gross profit earned on the increase in gallons sold and sales of services and other products totaled $8.0 million.

•	The Hartney acquisition contributed gross profit of $8.2 million.

Distribution Expenses.  Distribution expenses were $21.5 million for the year ended June 30, 2006 compared to $12.1 million for the year ended June 30, 2005, an increase of $9.4 million or 77.5%. This increase was due primarily to the following:

•	Distribution expenses of Hartney totaled $1.9 million.

•	To support our growth we added 29 drivers and 27 other operating employees and expanded our fleet of delivery and support vehicles. As a result, compensation and related expenses increased $4.4 million, fuel costs increased $1.6 million and maintenance expenses increased $1.0 million.

Selling, General and Administrative.  Selling, general and administrative expenses were $15.2 million for the year ended June 30, 2006 compared to $13.3 million for the year ended June 30, 2005, an increase of $1.9 million or 14.1%. Of this increase, $0.3 million was due to acquisitions and the remainder was due primarily to increases in compensation, travel expenses and bad debt expense.

Depreciation and Amortization.  Depreciation and amortization was $7.2 million for the year ended June 30, 2006 compared to $4.7 million for the year ended June 30, 2005, an increase of $2.5 million or 52.6%. This increase was due to the increase in amortization expense associated with identified intangibles subject to amortization recorded under purchase accounting.

Interest Expense.  Interest expense was $6.4 million for the year ended June 30, 2006 compared to $3.7 million for the year ended June 30, 2005, an increase of $2.7 million or 73.3%. Interest expense for the year ended June 30, 2006 reflects our average outstanding debt of $77.7 million and a weighted average interest rate of 7.68% compared to our average outstanding debt of $46.5 million and a weighted average interest rate of 7.12% for the year ended June 30, 2005. The increase in our outstanding debt was due primarily to the purchase of Hartney.

Other Income (Expense).  Other income, which was primarily interest and rental income, totaled $0.7 million for the year ended June 30, 2006, $0.1 million higher than the $0.6 million reported for the year ended June 30, 2005.

Change in Derivative Fair Value.  For the year ended June 30, 2006, we had an increase in the fair value of our derivatives of $0.9 million compared to an increase of $0.1 million for the year ended June 30, 2005.

Tax Expense.  Tax expense was $6.3 million for the year ended June 30, 2006 reflecting an effective tax rate of 33.7% compared to an effective tax rate of 44.1% for the year ended June 30, 2005. In June 2006, we reversed tax reserves of approximately $0.6 million which were no longer required. The reversal of these tax reserves accounts for the lower effective tax rate for the year ended June 30, 2006.

Net Income.  For the foregoing reasons, net income increased to $12.4 million for the year ended June 30, 2006 from $1.9 million for the year ended June 30, 2005, an increase of $10.5 million or 569.9%.

Liquidity and Capital Resources

Our liquidity needs have focused primarily on funding strategic acquisitions, working capital requirements and capital expenditures. The sources of our capital have been capital contributions by our Sponsors and management and borrowings under our credit facilities.

Cash Flow Summary.  Our cash flows from operating, investing and financing activities, as reported in our consolidated statements of cash flows are summarized as follows:

	Years Ended June 30,
	2005	2006	2007
	(In thousands)

Cash provided by (used in):
Operating activities	$(10,176)	$(11,444)	$2,048
Investing activities	(9,916)	(21,384)	(254,697)
Financing activities	20,855	35,047	257,031

Net increase in cash and cash equivalents	$763	$2,219	$4,382

Operating Activities.  Cash provided by operations for the year ended June 30, 2007 totaled $2.0 million compared to an $11.4 million use of cash for the year ended June 30, 2006. This improvement was the result of higher earnings despite a significant increase in non-cash charges. Cash provided by operations during the year ended June 30, 2007, prior to increases in working capital, totaled $45.5 million compared to $18.2 million during the year ended June 30, 2006. Our investment in working capital increased $38.8 million in 2007 compared to an increase of $29.5 million in 2006. Cash used in operations for the year ended June 30, 2005 was $10.2 million driven by a $16.2 million investment in additional working capital. Other receivables which were $11.9 million and $6.8 million at June 30, 2007 and 2006, respectively, are primarily rebates and other amounts due from our refinery suppliers and sales and excise tax rebates. These receivables are paid by cash or credit in the normal course of business.

Investing Activities.  Acquisition spending in the year ended June 30, 2007 totaled $239.5 million and primarily reflects the purchases of Pecos, Canyon and PPI. Acquisition spending for the year ended June 30, 2006 was $14.6 million and primarily reflects the purchase of Hartney. Acquisition spending for the year ended June 30, 2005 was $3.5 million. Capital expenditures for the years ended June 30, 2007, 2006 and 2005 were $16.0 million, $8.7 million and $3.4 million, respectively.

Financing Activities.  At June 30, 2007, our outstanding long-term debt was $330.3 million, an increase of $233.6 million over our outstanding debt at June 30, 2006. The increase in debt was primarily related to our acquisition spending during the year ended June 30, 2007. At June 30, 2006, our outstanding debt was $96.6 million and at June 30, 2005 it was $61.5 million. Capital contributions made during the years ended June 30, 2007, 2006 and 2005 were $32.4 million, $5.4 million and $1.4 million, respectively.

On September 18, 2006, we entered into a revolving credit agreement (the “Revolver”) with a syndicate of banks providing a $185 million revolving credit facility. The Revolver was increased to $235 million on May 1, 2007 and to $285 million on August 30, 2007. The Revolver matures on September 18, 2011 and bears interest at a variable rate of LIBOR plus an applicable percentage based on the current fixed charge coverage ratio. We pay a commitment fee on the Revolver’s unused balance depending on the current fixed coverage ratio. The Revolver is secured by a first lien on accounts receivable and inventory and a second lien on all of our assets other than accounts receivable and inventory. On September 18, 2006, we also entered into a term loan agreement (the “Term Loan”) with a syndicate of banks which provides for a $155 million term loan. The Term Loan matures on June 30, 2013 and bears interest at a variable LIBOR rate plus 4.5%. The Term Loan is payable in quarterly installments of $387,500 plus interest and four quarterly balloon payments during the last year of the term each in the amount of $36,425,000 plus interest. The Term Loan is secured by a first lien on all of our assets other than accounts receivable and inventory and a second lien on all of our accounts receivable and inventory.

The Revolver and Term Loan require that we maintain interest rate protection on approximately $115 million of the total amount of outstanding funded debt. At June 30, 2007, we had effectively fixed the interest rate on $185 million of our variable-rate debt by entering into the following interest rate swap agreements:

•	$20 million at a fixed rate of 4.135% for a term ending April 9, 2009,

•	$115 million at a fixed rate of 5.145% for a term ending October 25, 2009, and

•	$50 million at a fixed rate of 5.208% for a term ending October 25, 2009.

In addition, the Revolver and Term Loan agreements contain customary restrictive covenants that limit our ability to incur additional debt, create liens, dispose of property, declare or pay dividends and certain other restricted payments, make certain investments, loans or other advances, change our line of business, enter into hedging transactions and make capital expenditures exceeding certain amounts, among others.

As of June 30, 2007, we were in compliance with the financial and other covenants of the Revolver and Term Loan. Under the terms of the Revolver and Term Loan, our funded debt-to-EBITDA ratio, as defined therein, must not exceed 5.0 to 1.0. It was 3.25 to 1.0 at June 30, 2007. Our fixed charge coverage ratio, as defined, must be at least 1.15 to 1.0. It was 1.48 to 1.0 as of June 30, 2007.

We currently have a ‘B’ corporate credit rating and a rating of ‘B-’ on the Term Loan from Standard & Poor’s Rating Services. Moody’s Investors Service has given us a ‘B2’ corporate credit rating and has rated the Term Loan ‘B2’.

We anticipate capital spending of $28.6 million during our 2008 fiscal year, of which approximately $15.0 million will be spending necessary to replace and improve existing equipment and $13.6 million will be spending on equipment needed to support business growth opportunities. At June 30, 2007, we had issued letters of intent to acquire four additional businesses for approximately $40.3 million. We believe that our internally generated cash flow and borrowings available under our Revolver will be sufficient to fund these investments and our future working capital needs; however, this cannot be assured. At June 30, 2007, we had $53.0 million of unused credit available under our Revolver. We will need additional external financing in order to continue to execute our acquisition strategy.

Contractual Obligations and Probable Liability Payments.  The following table is a summary of our significant contractual obligations and probable liability payments at June 30, 2007:

	Payments by Fiscal Period
	Years Ended June 30,
	2008	2009	2010	2011	2012	Thereafter	Total
	(In thousands)

Long-Term Debt(1)	$29,535	$29,792	$29,030	$28,883	$188,568	$149,235	$455,043
Operating Leases(2)	7,900	7,373	6,447	5,779	4,655	17,675	49,829
Other Long-Term Obligations	215	4,890	92	62	31	31	5,321
Purchase Commitments	16,817	—	—	—	—	—	16,817

	$54,467	$42,055	$35,569	$34,724	$193,254	$166,941	$527,010

(1)	As described in Note 6 to our consolidated financial statements as of June 30, 2007. Interest payments were calculated using applicable interest rates at June 30, 2007 and assuming that all of our long-term debt will be outstanding until its scheduled maturity. On a pro forma basis after giving effect to this offering and the anticipated repayments under our Revolver and Term Loan, our long-term debt would be reduced to $ million.

(2)	As described in Note 13 to our consolidated financial statements as of June 30, 2007. We lease equipment and office and warehouse space under non-cancellable operating leases with remaining terms which range from two to 11 years. Certain of these leases contain renewal options subject to customary conditions as well as purchase options at amounts that approximate fair value.

Off-Balance Sheet Arrangements.  We currently have no off-balance sheet arrangements.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended June 30, 2007, we and our auditors identified the following deficiencies in our internal control over financial reporting as of that date related to our period-end closing and financial reporting process that, in the aggregate, constitute a material weakness:

•	Adequate controls were not in place to ensure the proper cut-off, timely review and/or reconciliation of certain accounts at the subsidiary level, specifically Pecos. For example, Pecos recorded numerous adjustments after the books were closed at year-end to reconcile differences, remove old amounts, correct amounts improperly recorded and record actual year-end balances. These adjustments were primarily caused by the lack of proper cut-off, periodic reconciliations and review in the areas of cash, accounts receivable, accounts payable and various accruals.

•	Processes and controls designed to ensure the proper timely accounting for business acquisitions, income taxes and complete implementation of the consolidation system and processes were not operating effectively and timely. These issues significantly inhibited the ability of management to produce timely financial reports.

These deficiencies resulted in numerous adjustments after the books were closed, after preparation of the consolidation and after financial report drafting. While we identified most of these adjustments, they generally were not corrected in a timely manner.

We believe that measures we have already implemented, and additional measures we expect to implement in the future, will remediate this material weakness in our internal control over financial reporting. To date, we have taken, or in the process of taking, the following actions:

•	To ensure proper and timely account reconciliations at Pecos, we have supplemented the accounting staff at Pecos with professional accountants and have undertaken a comprehensive review of the capabilities and adequacy of the Pecos accounting staff. We have also made changes in the leadership of the accounting staff and will make additional changes in processes and personnel to ensure that the general ledgers are properly maintained. In addition, we are completing the revision of our closing procedures to ensure proper cut-off, timely account reconciliations, proper review procedures and corporate accounting oversight.

•	At the corporate level, we have added a Chief Accounting Officer and a Treasurer with the experience and expertise to ensure that accounting issues are adequately addressed and our financial statements are prepared on a timely basis in the future.

•	We are implementing improvements to our consolidation process to ensure accountability and consistency in reporting by our subsidiaries.

We plan to continue to evaluate our internal controls and make enhancements as appropriate. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected.

Notwithstanding this material weakness, we believe that our consolidated financial statements included elsewhere in this prospectus fairly represent our consolidated financial position as of, and our consolidated results of operations for the year ended, June 30, 2007.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We have applied our accounting policies and estimation methods and assumptions consistently in all material respects and for all periods presented. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

Allowance for Losses on Accounts Receivable.  We maintain a valuation allowance based on the expected collectibility of accounts receivable. The allowance includes an estimate of accounts that may become uncollectible based on the age of the amounts due and specific amounts for customer collection issues that we have identified. The valuation allowance provided for potentially uncollectible accounts receivable at June 30, 2007 was $1.3 million. For the years ended June 30, 2007, 2006 and 2005, our actual loss experience was in line with our expectations. We wrote off $0.6 million in 2007, $0.6 million in 2006 and $0.1 million in 2005. While credit losses have historically been within our expectations, we cannot guarantee that our credit losses will be consistent with those in the past. The estimate of uncollectible accounts as of June 30, 2007 may prove to be inaccurate, in which case we may have overstated or understated the allowance for losses required for uncollectible accounts receivable.

Recoverability of Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets).  To conduct our business operations and execute our business strategy, we acquire tangible and intangible assets, including property and equipment and definite-lived intangible assets. At June 30, 2007, the net carrying amount of these long-lived assets totaled $142.0 million. The determination of useful lives to depreciate our tangible assets and amortize our definite-lived intangible assets requires the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance should such estimates and assumptions not correspond to the actual useful lives of our tangible and definite-lived intangible assets.

In addition, management must exercise judgment in assessing whether or not circumstances require a formal evaluation of the recoverability of our tangible and definite-lived intangible assets. We would likely conduct an impairment review if:

•	we significantly under-performed in relation to our expectations,

•	our annual operating plans indicated an unfavorable trend in operating performance,

•	the industry experienced a significant negative trend, or

•	there was a significant change or planned change in the use of our assets.

If an impairment review is required, recoverability of a potentially impaired asset or asset grouping is measured by comparing its carrying amount to the estimated future undiscounted cash flows associated with its use. If the carrying amount exceeds the estimated future undiscounted cash flows, the asset or asset grouping is considered to be impaired. The impairment is then measured as the difference between the carrying amount of the asset or asset grouping and its fair value. This evaluation requires use of internal business plans that are based on our judgments and estimates regarding future economic conditions, product demand and pricing, costs and inflation rates, among others. These judgments and estimates involve inherent uncertainties and the measurement of the recoverability of the cost of a potentially impaired asset or asset grouping is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to our future operating performance.

In May 2007, one of our distribution partners informed us of its intent to terminate its agreement with us. As a result of the pending termination of this agreement, our management conducted an evaluation of the recovery of the carrying value of two intangible assets expected to be impacted by the termination of this agreement and concluded that the assets were impaired. An impairment charge of $5.9 million was recognized in the year ended June 30, 2007 to adjust an intangible asset related to customer relationships and an intangible asset related to a trade name to their estimated fair market values.

Goodwill Impairment Testing.  Goodwill represents the excess of the cost of an acquisition over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Our goodwill totaled $86.2 million as of June 30, 2007. We test our goodwill for impairment prior to the issuance of our annual consolidated financial statements and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares the carrying value of the goodwill of each of our reporting units to its fair value. We estimate the fair value of each of our reporting units using a discounted cash flow approach. This evaluation requires use of internal business plans that are based on our judgments and estimates regarding future economic conditions, product demand and pricing, costs and inflation rates, and discount rates among others. These judgments and estimates involve inherent uncertainties and the measurement of the fair value of the reporting unit is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to the Company’s future operating performance.

We tested our goodwill as of June 30, 2007 and determined that there was no impairment.

Share-Based Compensation.  We implemented Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”) on July 1, 2006. We determined compensation expense applicable to the equity units awarded during the year ended June 30, 2007 based on the fair values of the units subject to vesting based on service on the grant dates and the vesting periods of the units. In addition, due to a modification of the equity units awarded prior to the adoption of SFAS 123R, we determined the compensation expense applicable to the number of these units that had already vested or were vesting based on service using the fair value of the units as of the modification date. To determine the fair value of the units, we estimated the fair value of the Company’s total invested capital at each date the units were awarded and the date the awards were modified. These estimates of the fair value of the Company’s total invested capital were made by discounting projected cash flows through June 2012. These cash flows were based on estimates made by management of future sales volume, prices, inflation and capital spending requirements. The rates used to discount the cash flows at each valuation date were based on a projected weighted average cost of capital. The projected weighted average cost of capital required estimates of the required rates of return on equity and debt and projections of our capital structure. Once the fair value of the total invested capital at each valuation date was determined, it was allocated among our debt and equity holders through a series of call options. The Black-Scholes option pricing model was used to value these call options. The key assumptions used in the Black-Scholes calculation were the expected time to a liquidity event, the implied volatilities of comparable companies and the risk-free rate of return during the expected term of the options.

The amount of compensation expense recorded as a result of the issuance of equity units to directors and management totaled $2.9 million for the year ended June 30, 2007. As of June 30, 2007, we had issued awards of 111,994 Class A Units to certain directors and members of management of which 56,177 units are subject to vesting over three or five years and 55,817 units vest only in the event of a sale of the Company. The compensation expense yet to be recognized under SFAS 123R related to these units totals $4.8 million. The accuracy of the amount of compensation expense we record is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to the Company’s future operating performance and our ability to raise debt and additional equity.

Income Taxes.  Our annual tax expense is based on our earnings before income taxes, statutory tax rates in the various jurisdictions in which we operate and tax planning opportunities available to us.

As a result of tax laws of the jurisdictions in which we operate, certain income and expense items are included in our tax returns in periods that are different from the periods in which they are reflected in our financial statements. The tax expense reflected in our financial statements is not the same tax we pay when we file our tax returns. Our financial statements reflect expenses that are not deductible on our tax return. Such differences are permanent differences. Other differences are temporary differences and reverse over time. These temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns we will file in future years for which we have already recorded the tax benefit in our financial statements. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or expense for which we have already taken a deduction in our tax return but have not yet recognized the expense in our financial statements.

As a matter of course, we are audited by federal and state tax authorities. We provide allowances for potential exposures when we consider it probable that a taxing authority may take a sustainable position on a matter contrary to our position. Based on management’s judgment, we had allowances of $0.3 million at June 30, 2007.

New Accounting Standards

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 includes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. The provisions of FIN 48 are effective as of the beginning of our fiscal year that ends June 30, 2008, with the cumulative effect of applying FIN 48 recorded as an adjustment to retained earnings as of July 1, 2007. We do not expect the adoption of FIN 48 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of SFAS 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 159 on our consolidated financial position, results of operations or cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 clarifies that a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. FSP FIN 39-1 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Adoption of FSP FIN 39-1 is not expected to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest rates.  As of June 30, 2007, we had effectively fixed the interest rate for $185 million of our outstanding borrowings under the Revolver and Term Loan at an average interest rate of 6.55% using interest rate swaps. For further discussion of our interest rate swaps as of June 30, 2007, see “— Liquidity and Capital Resources — Financing Activities.” The fair values of the swaps totaled $0.7 million at June 30, 2007. Based on our outstanding debt at June 30, 2007, a 1% increase in interest rates would increase interest expense by approximately $1.4 million per year.

Fuel prices.  We minimize our risks from commodity price fluctuations through the use of derivative financial instruments. We do not use derivative instruments for trading or other speculative purposes.

We use futures contracts based on NYMEX heating oil values to hedge our exposure to fuel price risk. Heating oil and diesel fuel are closely related products; however, their prices are not perfectly correlated. Due to this difference and to the geographic price differentials between customer contract locations and futures contract locations, we face basis risk with regard to the effectiveness of our hedging arrangements. Basis is the difference between the price of the physical commodity being hedged and the price of the futures contract used for hedging. Basis risk is the risk that change in the cash price of the commodity being hedged will not be completely offset by an equal and opposite change in the value of the hedge instrument.

In fiscal 2006, several unusual events affected basis. These included major hurricanes, preparations for the phase-in of a new product, ultra low sulphur diesel, and geopolitical concerns. This confluence of events created substantial basis volatility. We initially believed that the long-term correlation between heating oil and diesel fuel would resume; however, pricing relationships have remained extremely unpredictable. We still believe that heating oil provides a valid economic hedge of diesel prices; however, such hedges can no longer reasonably be expected to be “highly effective” as defined by accounting standards. Therefore, no energy hedge contracts in place at June 30, 2007 were designated as cash flow or fair value hedges. All energy hedge contracts were recorded at fair value at this date and changes were recognized in current earnings.

Cash flow hedges.  As of June 30, 2006, all NYMEX contracts purchased to hedge fixed price sales agreements were designated as cash flow hedges. These contracts hedged future sales of 4.7 million gallons of fuel at a weighted average price per gallon of $1.89 and had a fair value of $1 million as of June 30, 2006.

Fair value hedges.  We utilize over-the-counter (OTC) contracts to hedge changes in the fair value of sales contracts which provide customers with risk management features, such as caps, floors and graduated discounts. All critical terms of the hedging instruments mirror the terms of the hedged items. These contracts hedged future sales of 15 million gallons of fuel as of June 30, 2006 and were recorded as a $0.2 million liability.

Non-designated hedges.  We sell NYMEX heating oil futures contracts to hedge the value of our fuel inventory. These contracts hedged 2.3 million and 5.4 million gallons of fuel and had fair values that were immaterial at June 30, 2006 and 2007. At June 30, 2007, we had NYMEX heating oil futures contracts at a weighted average price per gallon of $1.92 with a fair value of $1.9 million which hedged contracted future sales of 12.1 million gallons of fuel. At June 30, 2007, we had OTC heating oil contracts at a weighted average price per gallon of $2.06 with a fair value of $1.9 million which hedged contracted future sales of 29.4 million gallons of fuel.

BUSINESS

Our Company

We are a leading independent energy logistics company that markets and distributes a comprehensive offering of refined petroleum products and provides value-added logistics and energy management services to a diverse customer base in the United States and the Panama Canal. We believe our procurement and logistics expertise, significant scale and refiner relationships, broad distribution platform, complementary and value-added services, proprietary information technology systems and experienced and deep management team make us unique in the industry and provide us with a competitive advantage. We have a successful track record of identifying, executing and integrating strategic acquisitions and are well positioned to lead the ongoing consolidation in the highly fragmented fuel and lubricant marketing and distribution industry.

According to U.S. Department of Energy 2006 data, the domestic refined petroleum marketing and distribution industry is approximately $360 billion in aggregate annual revenue and historically has experienced stable growth. In recent years, major oil companies have increasingly shifted their focus away from marketing and distribution activities to concentrate on their core drilling, exploration and production businesses. Major oil companies have also looked to reduce their distribution costs, contributing to a significant reduction in the number of independent refined petroleum marketers. In this climate, fuel purchasers are seeking full service solutions to better manage their fuel and lubricant procurement processes while refiners are seeking strong partners that have both the financial strength and distribution platform to guarantee placement of their products. We believe businesses often lack the required internal staffing, resources and market expertise and are seeking to outsource their fuel and lubricant procurement processes to reliable partners. With nearly 60 years of marketing and distribution experience, we believe we have the resources, capabilities, refiner relationships, infrastructure, technology and management expertise necessary to meet that demand.

We are one of the largest independent energy logistics companies in the country based on gallons of refined fuel and lubricants sold. We utilize a broad fuel and lubricant distribution platform that includes more than 425 supply racks as well as blending facilities and packaging and distribution centers in strategically important locations throughout the United States and in the Panama Canal. We offer a broad array of value-added services including remote and sensitive location delivery, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing. While we utilize common carriers to deliver refined petroleum products and services to easily accessible customer locations, we also maintain a specialized fleet of vehicles to reach remote and sensitive sites in rugged environments. The geographic and operational breadth of our products and services platform and transportation assets provide us with a competitive advantage and allow us to reliably and efficiently service national accounts with a single source of supply.

In addition to experiencing strong organic growth, we have identified and successfully integrated a number of accretive and synergistic acquisitions. The businesses we acquired have expanded our geographic footprint, diversified our product and service offerings and generated significant revenue and cost synergies. Our acquisition and integration strategy is designed to minimize operating disruptions and ensure continuity when companies are acquired. We expect to benefit from continuing industry consolidation trends and have a significant pipeline of strategic targets that could further increase our scale and improve our margins.

We manage most of our business, including all of our fuel business to optimize the spread or margin between the cost at which we purchase product from refiners and the price at which we are able to sell it to our customers. Typically, we charge our customers a pre-agreed mark-up of a benchmark cost of a particular product. While the market prices of diesel and gasoline have been volatile historically, the size of the spread is related more to customer relationships rather than to the market price for the fuel sold. This volatility, although it can materially affect our revenue, does not necessarily affect our profitability which is a function of gross profit per unit.

From fiscal 2005 to fiscal 2007, we increased our diesel gallons sold from 528 million to over 1 billion and increased our lubricant gallons sold from 6 million to 36 million. At the same time, our gross profits have grown from $36 million in fiscal 2005 to $203 million in fiscal 2007, representing a compounded annual growth rate of 137%. We have achieved this growth while employing a disciplined capital expenditure program. For fiscal 2006 and fiscal 2007, we deployed $9 million and $16 million, respectively, of capital into our business.

Our Competitive Strengths

Leading Position in a Large, Growing and Fragmented Industry

We are one of the largest independent energy logistics companies in the country with over 1 billion gallons of diesel fuel and 36 million gallons of lubricants sold during fiscal 2007. According to U.S. Department of Energy data, the U.S. refined petroleum marketing and distribution industry was approximately $360 billion in 2006. Data from the Department of Energy indicate that domestic liquid fuel consumption has grown steadily, increasing from 17.0 million barrels daily in 1990 to 20.7 million barrels daily in 2006. As the U.S. economy relies heavily on refined petroleum products to ensure the movement of people and products, the stable demand for these products is expected to continue. According to Petroleum Trends International, Inc., today there are approximately 6,900 domestic fuel marketers and distributors operating primarily within their respective local or regional markets, which is a significant decline from more than 12,000 only ten years ago. This decline has largely been driven by the major petroleum refiners looking to reduce their distribution costs and decrease the number of distributor relationships. In addition, larger marketing and distribution companies have acquired smaller, local competitors to achieve greater purchasing power and financial resources, lower cost structures, stronger refiner relationships and proprietary service offerings. This trend is expected to continue as refiners further consolidate their relationships and local marketers are absorbed by larger competitors or exit the market due to limited access to capital, lack of purchasing power, increasing safety and environmental regulations and rising minimum fuel purchase requirements. As one of the largest marketers with nearly 60 years of operating history, we believe we are well positioned to continue to increase our market share both organically and through acquisitions.

Customer-Focused Business Model

We believe our products and services offer a unique mix of advantages that inspire customer loyalty, improve customer retention and add value. These advantages include a broad distribution platform built on longstanding relationships with leading fuel and lubricant refiners and a broad array of value-added logistics and energy management services. These services include the delivery of fuel and lubricants to remote and sensitive locations, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing. Through our comprehensive and differentiated product and service offering, we are able to provide “one-stop shop” capabilities to our customers. In addition, we believe our customers value our ability to ensure safe, reliable and timely delivery. We believe these factors have combined to foster stronger relationships, greater customer loyalty and sole supplier arrangements with a growing number of our customers.

Significant Purchasing Power and Proprietary Best Buy Procurement System

On an annual basis, we presently purchase 1.4 billion gallons of diesel fuel and 45 million gallons of lubricants, making us one of the largest purchasers and suppliers of these products in the United States. We maintain numerous agreements with a diverse group of refiners and service a number of national accounts. The frequency and volume of our purchases provide us economies of scale in procurement. Our significant scale allows us to obtain favorable pricing from our refiners, in part by negotiating bulk purchases to achieve substantial cost savings, which represents a significant advantage when competing against smaller, regional players. Furthermore, by leveraging our broad footprint and our knowledge of local market dynamics, we have developed a proprietary procurement system called “Best Buy.” Our Best Buy proprietary software program analyzes fuel prices at, and transportation costs from, each of the more than 425 supply racks from which we procure fuel in order to identify the lowest fuel price available in any region on any given day.

Diversified Customer Base

Our customer base includes over 20,000 companies across a broad range of industries including drilling, exploration and production, commercial and industrial, marine, government, railroad, trucking, automotive and other sectors. In fiscal 2007, no single customer accounted for more than 5% of our total sales, and the average length of our relationships with our top 10 customers was more than 20 years. Our customers are located throughout the Midwest, Mid-Continent, Southwest, West Coast and Central Appalachian regions of the United States and in the Panama Canal.

Longstanding Refiner and Lubricant Manufacturer Relationships

One of the most critical issues for our customers is reliability of supply. We have strong relationships with, and purchase fuel and lubricants from, market leading petroleum refiners and lubricant manufacturers, including BP, Citgo, Shell Oil, Marathon, Valero and Chevron. The average length of our relationships with our top 5 suppliers is more than 20 years. We are a significant customer of the refiners given the volume of fuel and lubricants we regularly purchase. Additionally, our importance as a leading marketer and distributor has helped us to maintain access to refined petroleum products in times of supply shortages or disruption such as the 2005 hurricane season.

Experienced Management Team

We are led by an experienced management team with significant operating and financial expertise. Our key managers have an average of more than 20 years of relevant experience. In addition to having significant industry experience, our senior management team has a strong track record of identifying, completing and integrating acquisitions. We have also retained key members of our acquired companies’ management teams, which provides our management team with further depth and experience. After this offering, our management will own     % of our common stock.

Our Strategy

We intend to build upon our position as a leading independent energy logistics company in the United States and the Panama Canal through organic growth, geographic expansion in underserved markets, selective acquisitions and operating efficiencies.

Drive Organic Growth

We intend to drive organic growth by providing existing customers with more value-added services, taking advantage of cross-selling opportunities and displacing smaller marketers that are unable to compete due to the increased expectations of customers and refiners. We believe our value-added services both drive growth through the revenue they produce and strengthen our relationships with our customers by better satisfying their full range of needs. In addition, our acquisitions have historically resulted in significant cross-selling opportunities as they provide an established customer portfolio to which we can sell other products and services. Acquired companies in new regions also provide a platform for delivery of our products and services to our existing customers’ operations in these regions. We believe this promotes customer loyalty and reduces customer turnover.

Expand Customer Base in Underserved Markets

We plan to continue to leverage our existing logistics infrastructure, industry knowledge and operating experience to expand into new geographies, new product lines and new market and industrial channels. Such expansion will allow us to attract new customers that are currently underserved by smaller, independent distributors that may not have our resources and capabilities or the breadth of our product and service offerings. For example, we actively pursue customers in rugged or sensitive environments, such as mountainous regions, mines and marine areas, where we can generally obtain higher margins for our fuel and lubricant deliveries and services.

Continue to Grow with Selective Acquisitions

Over the course of our history, we have successfully identified, executed and integrated a number of strategic acquisitions, and we believe that industry consolidation trends and our pipeline of strategic targets will provide us with continued growth opportunities. We intend to target accretive acquisitions that meet our operational and financial criteria. Our acquisition strategy will continue to focus on strengthening our competitive position by enhancing our product and service offering, increasing our scale, improving operating efficiencies and expanding and diversifying our geographic coverage and customer base.

Continue to Improve Overall Operating Efficiencies

We seek to minimize our cost of fuel procurement by taking advantage of economies of scale and differences in fuel prices throughout the United States. As we increase our fuel and lubricant purchases, expand our geographic footprint and implement the Best Buy procurement system over a larger network, we expect to realize continued procurement savings. An expanded geographic footprint will also enable us to develop more sole supply relationships with larger regional and national customers, which should result in a more efficient use of our assets and increase reliability of supply for the customer base. As we continue to grow and integrate acquisitions, we expect to further drive efficiency and synergy improvements through the consolidation of insurance purchasing and other administrative and operational functions.

Our Markets

The refined petroleum marketing and distribution industry in the United States primarily consists of the marketing and distribution of gasoline, distillate fuel oil (mainly diesel), lubricating oil and residual fuel oil and the provision of value-added logistics services. Independent fuel distributors purchase products from refiners or other distributors and then resell them to fixed retail outlets, end users or other distributors. According to U.S. Department of Energy 2006 data, the domestic refined petroleum marketing and distribution industry is approximately $360 billion in aggregate annual revenue.

Diesel Fuel

Most diesel fuel sold in the United States is re-sold by petroleum marketers and distributors, rather than sold directly by the major oil companies to end users.

According to the U.S. Energy Information Administration, from 1980 to 2006, U.S. consumption of distillate fuel oil, which is used to produce diesel fuel, increased from 2.9 million barrels per day to 4.2 million barrels per day. Continuing economic growth and global industrialization is expected to drive the demand for diesel fuel, since it is the primary fuel used in trucking, railroads and various commercial and industrial applications. The U.S. Energy Information Administration forecasts domestic consumption of distillate fuel oil to reach 4.5 million barrels per day in 2010 and 4.9 million barrels per day in 2015. The U.S. economy is the largest consumer of petroleum-based products in the world. Given its heavy reliance on these products, demand is relatively insulated from price movements. The table below compares the historically stable growth in demand for distillate fuel oil with GDP and price per diesel gallon:

Note: Diesel fuel price in real May 2007 dollars. Diesel volume is an annual average in millions of refiner-produced No. 2 diesel gallons per day taken from monthly averages for each year. All data from U.S. Energy Information Administration.

Lubricants

Lubricant distributors in the United States focus on serving commercial and industrial users (C&I), passenger car motor oil suppliers (PCMO) and original equipment manufacturers (OEMs). In many instances, lubricant distributors also blend lubricants, under both major oil company brands and private labels.

Lubricants consumed by industrial and manufacturing companies have become higher profile given how critical they are to ensuring the reliable and continuous operation of manufacturing and industrial equipment such as drilling rigs, mining equipment, agricultural equipment and other production machinery. The increasing importance of lubricants in industrial and manufacturing applications is expected to drive continued growth in demand. According to Petroleum Trends International, Inc., lubricant demand in the United States reached an estimated 2.8 billion gallons, valued at $15.7 billion in 2006. The largest segment is the industrial lubricants market, at an estimated 1.3 billion gallons, followed by consumer automotive at 831 million gallons and commercial automotive at 635 million gallons.

Services

Petroleum distribution services include fuel and lubricant supply and delivery, asset management, used oil recycling, on-site refueling, fuel testing and lubricant blending. As major oil producers focus on exploration and development while reducing downstream marketing activities, business customers of fuel and lubricant distributors increasingly require critical knowledge and expertise in managing fuel procurement. Offering value-added services along with fuel and lubricant distribution allows diversified distributors to gain market share with customers seeking a single distributor for all of their petroleum-related needs.

Consolidation Among Suppliers

The current petroleum industry landscape has been shaped by a consolidation wave that began approximately one decade ago. Over the last ten years, mergers among major petroleum product producers formed what are now major oil companies, such as BP, Chevron, ExxonMobil, Shell Oil and ConocoPhillips. Merger and acquisition activity has also reduced the number of major finished lubricant manufacturers from 11 to six. The current leading manufacturers are Shell Oil, ExxonMobil, Chevron, Citgo and ConocoPhillips. Currently, there are fewer than 200 refiners and manufacturers active in the U.S. petroleum production industry.

In addition to consolidating, major oil companies and refiners have been increasingly divesting their downstream marketing and distribution businesses in order to focus on their core exploration and refining businesses. As a result, the need for independent distributors that offer value-added logistics services to customers has significantly increased.

Consolidation Among Distributors

Oil companies and refiners usually work with a core group of distributors and have maintained relationships with those distributors that have the most developed platforms and are capable of handling an increased volume of their production. Refiners increasingly view their relationship with the distribution partner as an extension of their brand and logistics network and not just as a product reseller. Consequently, refiners are becoming increasingly selective. Distributors with better access to capital to invest, broad product and service offerings and large networks are more likely to have strong relationships with refiners.

Our History

Our predecessor, SPI, was formed in October 2003 by Northwest Capital Appreciation, Waud Capital Partners and RBC Capital Partners through Cadent Energy Partners for the purpose of launching a consolidation vehicle in the refined petroleum marketing and distribution industry. SPI acquired Simons Petroleum, Inc., which was founded in 1947, in April 2004. After acquiring Simons, we made a number of acquisitions that expanded both our geographic coverage and the breadth of products and services we offer. The table below summarizes the acquisitions we have completed commencing with the acquisition of Simons:

Date	Acquired Company	Region	Business

April 2004	Simons Petroleum, Inc.	Southwest, Midwest, Mid-Continent, Gulf Coast	Petroleum marketer and fuel supplier to national drilling, exploration and production and trucking companies.

June 2005	Trevco, Inc.	Rocky Mountains	Regional petroleum marketer and supplier of fuels to regional drilling companies.

January 2006	Hartney Fuel Oil Co.	Greater Chicago	Supplier of refined fuels and inventory management services to the government and transportation industry.

June 2006	McLain Truck Service, Inc.	Western Texas, New Mexico	Regional fuel, lube and chemical distributor serving commercial and industrial customers.

September 2006	Pecos, Inc.	West Coast, Panama Canal	Supplier of fuels, lubricants and petroleum-related value-added services to the marine and commercial and industrial sectors.

September 2006	Canyon State Oil Company, Inc.	Southwest	Regional marketer and distributor of lubricants and fuels to the commercial and industrial and automotive markets.

October 2006	Transport Services of Oklahoma, Inc.	Oklahoma, Texas	Regional provider of bulk petroleum transportation.

May 2007	Petroleum Products, Inc.	Central Appalachia	Supplier of fuels, lubricants and related value-added services to industrial and coal mining operations.

We have developed a strategic and financial profile for our targets and acquire only those companies that meet this profile. The businesses we have acquired have a long operational track record within their respective markets.

Products and Services

We market and distribute a comprehensive offering of refined petroleum products and provide value-added logistics and energy management services to a diverse customer base in the United States and the Panama Canal. Our products are broken into three broad categories: Fuel (Diesel and Gasoline), Lubricants, and Services and Other.

Fuel (Diesel and Gasoline)

We are one of the largest independent distributors of diesel fuel in the United States, selling over 1.3 billion gallons for fiscal 2007. For the same period, we generated $2.8 billion in diesel revenue and $121.0 million in diesel gross profit. For fiscal 2006, diesel revenue and gross profit were $1.5 billion and $46.7 million, respectively, on 737.3 million gallons sold. For fiscal 2005, diesel revenue and gross profit were

$791.3 million and $25.2 million, respectively, on 528.1 million gallons sold. We also provide customers with gasoline, which represented 4.9%, 2.3% and 2.5% of total fuel revenue for fiscal 2007, fiscal 2006 and fiscal 2005 respectively. We supply diesel fuel and gasoline to customers in the drilling, exploration and production, railroad, trucking, marine and mining sectors.

Developed in 2004, Best Buy, a proprietary procurement application, is the core tool we use to source and manage millions of gallons of fuel on a daily basis. Customer fuel orders are transmitted through Best Buy, which uses a proprietary algorithm to calculate up to 20 supply and route alternatives for each order. For each alternative, the system calculates the cost per gallon of delivering the product, including freight costs. This system enables us to determine the optimal supplier and route to maximize gross profit per gallon of product delivered.

We have been working continuously to enhance the capabilities of Best Buy and to fully migrate all acquired companies onto this system. Acquisitions made prior to Pecos and Canyon have been integrated onto Best Buy, and we are in the process of integrating our more recently acquired businesses.

Lubricants

With our acquisition of Pecos and Canyon in September 2006, we became one of the largest distributors of commercial and industrial lubricants in the United States. We had lubricant sales of 35.6 million gallons, generating $221.5 million in revenue and $41.8 million in gross profit, for fiscal 2007. For fiscal 2006, lubricant revenue and gross profit were $34.7 million and $8.6 million, respectively, on 7.1 million gallons sold. For fiscal 2005, lubricant revenue and gross profit were $22.1 million and $5.5 million, respectively, on 6.0 million gallons sold. We supply lubricants to customers in the drilling, exploration and production, marine, automotive and trucking sectors. All of these customers rely on the efficient operation of large and expensive engines and related assets for power generation. Lubricants and associated services play a critical role in minimizing asset downtime, maximizing asset life and ensuring reliable power generation.

We offer a wide range of commercial and industrial lubricants and services to our customers, including dispensing equipment and equipment installation and repair. We also own and operate a lubricant blending facility on the West Coast, which has become more strategic as companies look for tailored lubricant products to best maintain their equipment. Blending services are performed on behalf of major oil companies, as well as independent labels.

Ancillary product sales include car care products, chemical sales to the oil and gas production market and fuel additives. Car care products include flush chemicals, soaps and various fluids. Relatively large volumes of chemicals such as methanol and triethelyne glycol are utilized in the production of natural gas to prevent freezing during winter operations. Customers also use fuel additives to improve fuel efficiency of their equipment and as a way to reduce emissions when operating in environmentally sensitive areas.

Services and Other

We provide value-added energy logistics services that include fuel management and inventory control, fixed and contractual fuel pricing, equipment leasing programs for storage and dispensing of products and on-line access to fuel and equipment reports. Many of our value-added services help customers minimize equipment downtime and increase engine life, thereby maximizing production. Additionally, we provide environmental services such as transferring used oil filters and non-hazardous industrial waste into recycling drums and recycling lubricants from equipment. For fiscal 2007, we generated $53.0 million in services and other revenue and $31.9 million in services and other gross profit. For fiscal 2006, services and other revenue and gross profit were $17.3 million and $10.5 million, respectively. For fiscal 2005, services and other revenue and gross profit were $9.1 million and $4.5 million, respectively.

We offer the following value-added services. These services directly generate service revenue as well as allow us to increase our fuel and lubricant revenue and margins.

Service	Description

On-site Refueling	We provide 24-hour equipment refueling in order to help our customers better manage their fleet logistics. This effort includes procuring products and complying with regulatory and environmental requirements in a cost-efficient manner. The majority of on-site refueling deliveries are performed during non-business hours when equipment is not being used.

Lubricant Blending	Our blending facility in Rancho Dominguez, CA offers computerized lubrication scheduling with plant software that enables flexibility and customized approaches for our blended lubricant customers, which include BP, Fuel and Marine Marketing (a division of Chevron), and Total. The blending facility’s high standard of quality control has been a key factor in winning the blending business of major petroleum producers and refiners.

Asset Management Program	The Asset Management Program (‘‘AMP”) is a service that combines field technical maintenance with a proprietary, Web-based database intended primarily for drilling, exploration and production customers. The AMP System monitors the equipment in a drilling rig and provides real-time alerts when there are critical equipment malfunctions or maintenance is required. It also maintains a log of all recommendations and actions taken.

Equipment Leasing	We offer customers the ability to lease equipment, such as fuel tanks and lubricant storage and dispensing systems, in exchange for long-term contractual commitments to us.

Environmental Services	We offer services that help our customers comply with environmental codes and regulations. In addition to hauling and disposing used oil and lubricants from industrial sites, we offer tailored and industry-generic maintenance services, as well. For example, ISO Clean, an environmental service, helps to both prevent on-site contamination for circulating lubrication systems and increase the endurance of such systems, by removing damaging particulates from fluid systems and maintaining fluid cleanliness.

Real-Time Reporting	Through the use of a licensed cellular-based tank and truck fleet monitoring system, we deploy technologically advanced fueling systems to obtain accurate reporting of each gallon of fuel dispensed. We use this system to provide customers with accurate real-time refueling information by vehicle and location via online real-time reports.

Oil Analysis	We perform regularly scheduled analysis of clients’ equipment and lubricants to ensure optimal performance. This provides our clients with accurate assessments of lubricant condition and is a key factor in extending equipment life.

Service	Description

Borescope Engine Inspection	A borescope is an optical device used for maintenance inspection work where the area to be inspected is inaccessible by other means. We use borescopes to capture digital images of interior components of our customers’ equipment, which are then analyzed and transmitted to the customer with specific service recommendations.

CRC Rating Preparation/Timeline Monitoring	A Coordinating Research Council Rating (‘‘CRC Rating”) is an evaluation delivered by a research organization jointly formed by the automotive and petroleum industries to investigate the effects of equipment design, fuels, lubricants and operating conditions within those industries. To help our customers achieve their CRC Rating targets as well as evaluate lubricant and maintenance effectiveness, we perform routine inspection of equipment parts for wear and deposits. The inspections are used to gauge the efficiency of equipment operation as well as prepare the asset for the appropriate CRC Rating target.

Geographic Areas

For financial information regarding our operations in Panama, see Note 15 to our audited consolidated financial statements included elsewhere in this prospectus.

Customer Channels

We currently service over 20,000 companies, and no single customer accounts for more than 5% of our total sales in fiscal 2007. We serve several end-markets including drilling, exploration and production, trucking, marine, government, mining, construction, railroad, automotive, manufacturing, and other commercial and industrial sectors. Our customer locations span the Mid-Continent, Midwest, Southwest, West Coast and Central Appalachian regions of the United States and the Panama Canal. Our top five and top ten customers account for 10% and 17%, respectively, of our total revenue in fiscal 2007. On average, our top 5 customers have been doing business with us in excess of 20 years.

Our customers include BP, Chesapeake Energy, Devon, Helmerich & Payne, NASTC (National Association of Small Trucking Companies), Total S.A., U.S. Xpress, Amtrak and Union Pacific Railroad, the Department of Defense, the Washington State Ferries, Foss Maritime, Crowley Marine and Royal Caribbean. We have the asset infrastructure and logistics platform to make deliveries for a variety of capacities from full tanker quantities to smaller tank-wagon/bobtail quantities (smaller trucks for deliveries of 5,000 gallons or less). Customer locations often include rugged, operationally challenging environments (e.g., drilling rigs or mines) where customers may be willing to pay a premium for service and reliability.

Outlined below are descriptions of our primary customer channels:

•	Drilling, Exploration and Production. Customers in the drilling, exploration and production sector are engaged in the search for and production of crude oil, natural gas and other hydrocarbon products. These customers rely on power generation and other equipment that is fueled by diesel, requires large volumes of lubricants and must be serviced regularly to ensure efficient and reliable operation. The increased consumption of petroleum products globally has resulted in a high level of drilling, exploration and production activity, which, in turn, has resulted in a corresponding increase in demand for diesel and lubricants. We provide fuel and lubricant distribution and value-added logistics and energy management services to the majority of large onshore domestic rigs operating in the United States.

•	Commercial and Industrial. Customers in the Commercial and Industrial channel are involved in a variety of industries that make frequent use of heavy machinery and transportation assets. This customer channel includes the following areas: stevedoring (loading and unloading services for cargo ships in major ports), construction, mining, agriculture, general manufacturing and government/mass transit (principally public transportation systems such as rail, subway, tram or bus services).

•	Marine. Customers in the marine channel include commercial fishing vessels, freight and tug barges, deep draft vessels and ports, and government agencies such as the Department of Defense. We operate marine facilities at major West Coast ports such as Los Angeles, Long Beach, San Francisco and Seattle, from which we provide principally diesel and lubricants to marine vessels. We also supply drilling and marine customers in the Gulf of Mexico through three marine terminals located in Sabine Pass, Texas; Cameron, Louisiana; and Port Fourchon, Louisiana. We deliver our products to the general marine sector via fuel docks, barges, product tankers and trucks. Our marine operations include the following:

•	General Marine. Customers in general marine businesses principally operate fishing vessels and commercial shipping vessels, which include barges, tugs, tankers and cargo ships.

•	Department of Defense. We supply the U.S. Navy’s vessels in the United States and Panama with over 15 million gallons of diesel fuel annually.

•	Panama Canal. We operate three bulk lubricant tanker vessels and 16 trucks and have 15,000 barrels of storage capacity in the Canal Zone, which has more than 14,000 ships passing through each year carrying more than 211 million tons of cargo. The Panama Canal is scheduled to undergo a major expansion, with the construction of a third set of locks that will double the Canal’s capacity. Preliminary work has already begun, and the construction is expected to continue through 2014.

•	Railroads. Customers in the railroad sector include freight, commercial and passenger railroad operators. We supply them with diesel fuel, the primary fuel for train engines. We supply diesel to five of the six Class I railroads and all three short-line railroads in the Chicago-area transportation hub. We also manage fuel logistics for some rail clients, including bulk fuel tank monitoring, discretionary fuel purchasing and delivery.

•	Trucking. Customers in the trucking sector own or operate long-haul, freight or delivery trucks. Trucking plays a vital role in the transportation of raw materials and finished goods between suppliers, manufacturers and end-users, and is a significant consumer of diesel fuels. We supply fuel to our trucking customers through our relationships with various truck stops as well as through certain terminals. We do not own any of the truck stops, but instead have arrangements with the truck stops to sell diesel fuel to our customers at their facilities.

•	Automotive. Businesses in the automotive customer channel are generally involved in the sale, maintenance and repair of automobiles. Among our typical customers are dealerships, fast lubes and tire shops. The typical automotive customer has multiple stores within a region. Many of these businesses provide simple consumer automotive services such as oil changes, local DMV examination, body work/repair and car washes. We supply well-known premium lubricant brands such as Shell, Pennzoil, Quaker State, Motorcraft and Valvoline to our automotive customers. Additionally, we make incremental sales of car care products such as soaps, wash chemicals and other ancillary auto products.

Suppliers

We maintain longstanding relationships with a diverse group of petroleum refiners and lubricant manufacturers, which include BP, Shell Oil, Chevron, ExxonMobil, ConocoPhillips, Citgo, Valero Energy and SemGroup. Our largest supplier of diesel represented 30% of our diesel fuel purchases, and our largest supplier of lubricants represented 23% of our lubricant purchases during fiscal 2007. The average length of our relationships with our top five suppliers is more than 20 years.

Currently, we believe we are among the largest diesel customers for BP, Shell Oil, SemGroup and Valero. We believe we are the largest lubricant customer for Chevron, Shell Oil, Citgo, Pennzoil, Quaker State and Motorcraft. Additionally, in times of constrained supply, we have been able to maintain access to refined petroleum products when others have not been able to due, in part, to the fact that we are an important customer of both national and regional petroleum refiners. For example, during the aftermath of Hurricane Katrina, our infrastructure allowed us to continue to deliver fuel to the Gulf region.

Information Technology

Our information technology (“IT”) platform enables us to manage customer activity and real-time fuel procurement. Each day, our IT systems process thousands of customer transactions and manage the origin, location, specification, grading and pricing of millions of gallons of fuel. Electronic processing provides convenience for customers and expedites invoicing and receivables management. Our IT platform also facilitates increased communication with vendors and tracks purchasing volumes to identify potential cost-saving opportunities.

Distribution Capabilities

Transportation Assets

We generally use common carriers to distribute our products to accessible customer locations, such as truck stops. Common carriers account for approximately 50% of the fuel volume we transported during fiscal 2007. We also utilize a proprietary fleet of specialized trucks, railcars and marine vessels to deliver products and services to customer locations in rugged and sensitive environments (e.g., remote drilling locations, mining operations, marine areas and construction sites) and to meet specific customer service needs. This fleet comprises approximately 214 tractors, 231 trailers, 162 tankwagons, 68 bobtails, 55 stakebed trucks, 15 ocean-going vessels and 170 railcars.

Distribution Facilities

We operate 60 storage and packaging facilities throughout the United States and the Panama Canal with over 10 million gallons of bulk fuel and lubricant storage capacity, as illustrated by the following map:

For the marine sector, we manage wholesale fuel and lubricant facilities on or near the water in the ports of Los Angeles, Long Beach, San Francisco and Seattle, as well as facilities in the Gulf of Mexico (Sabine Pass, Texas; Cameron, Louisiana; and Port Fourchon, Louisiana) and at the Panama Canal.

Competition

Our competitors are numerous, ranging from terminal companies and major integrated oil companies to independent marketers and distributors of varying sizes, financial resources and experience. Some of our competitors have greater capital resources and control of or access to greater supplies of refined petroleum products. Other competitors have greater experience and stronger relationships in their local markets. In addition, we may face competition from our existing suppliers who may choose to distribute their products directly to our customers. According to Petroleum Trends International, Inc. there are currently approximately 6,900 domestic fuel marketers and distributors, the majority of which are small regional or local operations, distributing approximately ten million gallons of petroleum fuel per year. Customers are increasingly looking for sole source distributors that can provide “one-stop shop” capabilities through a broad offering of petroleum products and value-added services. Our competition varies by region and industry; however, we believe that no competitor has a comparable geographic footprint and offers the same breadth of products and services as us.

Environmental

General

Our business of supplying refined petroleum products involves a number of activities that are subject to extensive and stringent environmental laws. As part of our business, we own and operate various petroleum storage and distribution facilities and must comply with environmental laws at the federal, state and local levels, which increases the cost of operating terminals and our business generally.

Our operations also utilize a number of petroleum storage facilities and distribution facilities that we do not own or operate, but at which refined petroleum products are stored. We utilize these facilities through several different contractual arrangements, including leases, throughput and terminalling services agreements. If facilities with whom we contract that are owned and operated by third parties fail to comply with environmental laws, they could face penalties (including in the worst case be shut down), requiring us to incur costs to use alternative facilities.

Environmental laws and regulations can restrict or impact our business activities in many ways, such as:

•	requiring remedial action to mitigate releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators;

•	requiring capital expenditures to comply with environmental control requirements; and

•	enjoining the operations of facilities deemed in non-compliance with environmental laws and regulations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hydrocarbons, hazardous substances or wastes have been released or disposed of. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hydrocarbons, hazardous substances or other wastes into the environment. We have not to date encountered material environmental claims or cleanup liabilities and currently do not expect that such claims or liabilities will materially impair our business, financial condition or results of operations going forward.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We endeavor to anticipate future regulatory requirements and to manage the costs of compliance with such requirements to avoid material impacts.

We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial condition or results of operations. We cannot assure you, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will not cause us to incur significant costs.

Hazardous Substances and Releases

In most instances, the environmental laws and regulations affecting our business relate to the release of hazardous wastes into the water or soils and maintain controls to prevent or contain such releases. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA” or the “Superfund law”), and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under the Superfund law, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. The Superfund law also authorizes the EPA, and in some instances third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible persons the costs they incur.

We currently own, lease or utilize storage or distribution facilities where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on, under or from the properties owned or leased by us or on or under other locations where we have contractual arrangements or where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to the Superfund law or other federal and state laws. Under these laws, we could be required to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators, to clean up contaminated property, including groundwater contaminated by prior owners or operators, or to make capital improvements to prevent future contamination. The Superfund law exempts certain petroleum-related substances from its liability scheme, but such substances are covered by other state and federal regulatory and cleanup programs. We have not to date incurred material Superfund liability and do not currently believe that such liability will, in the future, have a material adverse effect on our business, financial condition or results of operations.

It is possible for landowners adjoining our facilities or other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment in connection with our facilities, operations or waste disposal practices.

Above Ground Storage Tanks

Above-ground tanks that contain petroleum and other hazardous substances are subject to comprehensive regulation under environmental laws. Generally, these laws impose liability for releases, and require secondary containment systems for tanks or that the operators take alternative precautions to ensure that tank leaks or spills are prevented or contained. We believe we are in material compliance with environmental laws and regulations applicable to above ground storage tanks.

The Oil Pollution Act of 1990 (“OPA”) addresses three principal areas of oil pollution — prevention, containment and cleanup. In order to handle, store or transport oil, we are required to file oil spill response plans with either the United States Coast Guard (for marine facilities) or the EPA. States in which we operate have enacted laws similar to OPA. Under OPA and comparable state laws, responsible parties for a regulated facility from which oil is discharged may be subject to strict, joint and several liability for removal costs and certain other consequences of an oil spill such as natural resource damages, where the spill is into navigable waters or along shorelines. We believe that we are in material compliance with regulations pursuant to OPA and similar state laws.

Under the authority of the Clean Water Act, the EPA imposes specific requirements for Spill Prevention, Control, and Countermeasure plans that are designed to prevent, and minimize the impacts of, releases from above ground storage tanks. We believe that we are in substantial compliance with these requirements and that any costs to comply with these requirements will not be material.

Water Discharges

The Clean Water Act imposes restrictions regarding the discharge of pollutants into navigable waters. This law and comparable state laws require permits for discharging pollutants into state and federal waters and impose substantial liabilities for noncompliance. EPA regulations also require us to obtain permits to discharge certain storm water runoff. Storm water discharge permits also may be required by certain states in which we operate. We believe that we operate in substantial compliance with the EPA’s general stormwater permit. While we have experienced permit discharge exceedences at some of our terminals, we do not expect any non-compliance with existing permits and foreseeable new permit requirements to have a material adverse effect on our financial condition or results of operations.

Air Emissions

Our operations are subject to the Clean Air Act (“CAA”) and comparable state and local laws. Under such laws, permits are typically required to emit pollutants into the atmosphere. Most of our facilities are relatively small with potential emissions below emission thresholds triggering CAA permit requirements.

Where required, we believe that we currently hold or have applied for all necessary air permits and that we are in material compliance with applicable air laws and regulations. Although we can give no assurances, we are aware of no changes to air quality regulations that will have a material adverse effect on our business, financial condition or results of operations.

Various federal, state and local agencies have the authority to prescribe product quality specifications for the refined petroleum products that we sell, largely in an effort to reduce air pollution. Failure to comply with these regulations can result in substantial penalties. Although we can give no assurances, we believe that we are currently in substantial compliance with these regulations.

Hazardous and Solid Waste Management

Our operations generate a variety of wastes, including some hazardous wastes that are subject to the federal Resource Conservation and Recovery Act, as amended (“RCRA”) and comparable state laws. By way of summary, these regulations impose detailed requirements for the handling, storage, treatment and disposal of hazardous waste. Our operations also generate solid wastes which are regulated under state law or the generally less stringent solid waste requirements of the federal Solid Waste Disposal Act. Additionally, as part of our customer product management, we provide used oil collection services consisting principally of collection and transfer to a licensed used oil recycler. We believe that we are in material compliance with the existing requirements of RCRA, the Solid Waste Disposal Act, and similar state and local laws, and the cost involved in complying with these requirements is not material.

Insurance

We maintain insurance policies to cover risks related to physical damage to our vessels and vessel equipment, other equipment (including containers, chassis, terminal equipment and trucks) and property, as well as with respect to third-party liabilities arising from the carriage of goods and the operation of vessels and shore-side equipment and general liabilities which may arise through the course of our normal business operations. We also maintain limited business interruption insurance and directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.

We maintain additional insurance policies to cover a number of other risks, including workers compensation, third-party property damage and personal injury claims, cargo claims, employment, fiduciary, crime and directors’ and officers’ liability.

We acquired a captive insurance subsidiary as a result of the Pecos acquisition. Pecos has elected to retain some of the risks associated with operations using a subsidiary, Trinidad Insurance Co., which provides casualty insurance. By using this insurance subsidiary, Pecos has mitigated the effect of escalating casualty insurance premiums and retained some of the economic benefits of its low loss record, which has had minimal claims since Pecos established the subsidiary. We reduce our major exposure by insuring for losses in excess of our retained limits with a number of third party insurance companies.

We believe that our current insurance coverage provides adequate protection against the accident-related risks involved in the conduct of our business. However, all risks may not be adequately insured against and claims made against us may exceed our coverage amounts.

Employee Safety and Site Security

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements.

With respect to the transportation of refined petroleum products by truck, we operate only a limited number of trucks, as most of the trucks that distribute products we sell are owned and operated by third parties. We are subject to regulations promulgated under the Federal Motor Carrier Safety Act for those trucks that we do operate. These regulations cover the transportation of hazardous materials and are administered by the U.S. Department of Transportation. We conduct ongoing training programs to help ensure that our operations are in compliance with applicable regulations.

Our workplaces and transportation activities are also subject to the USA PATRIOT Act of 2001. The USA PATRIOT Act imposes rules applicable to shippers and carriers of hazardous materials that could be used in terrorist activities, including bulk flammable liquids such as refined petroleum products. These rules require operations such as ours to generate and implement site security plans, improvements to site security measures and impose security training requirements.

Employees

We employ approximately 1,200 full-time employees. We believe our relations with our employees are satisfactory.

Legal Proceedings

From time to time, we may become involved in litigation arising out of operations in the normal course of business. We are not a party to any pending legal proceedings which could reasonably be expected to have a material adverse effect on our operating results, financial position or cash flow.

MANAGEMENT

Executive Officers and Directors

In connection with this offering we intend to amend and restate our certificate of incorporation and bylaws. The following summary of our executive officers and directors contains references to provisions of our amended and restated certificate of incorporation and bylaws, including the composition of the board of directors and its committees.

The following table sets forth information regarding our directors, executive officers and other key employees. All of our directors hold office for the remainder of the full term in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. The composition of the committees of the board of directors will be determined at the completion of this offering. Executive officers serve at the request of the board of directors.

Name	Age	Position

E. Perot Bissell	48	Chief Executive Officer and Director
Roger N. Simons	59	Senior Executive Vice President and Vice Chairman
Michel P. Salbaing	62	Chief Financial Officer
William W. Huffman, Jr.	58	Chief Accounting Officer
Michael N. McDonald	49	Senior Vice President, Mergers and Acquisitions
Lyle B. Boarts	64	Vice President, Human Resources
Ryan A. Secrist	35	Vice President, Corporate Development
Douglas A. Sterk	35	Corporate Controller
Reeve B. Waud	43	Chairman of the Board
James E. Bertelsmeyer	65	Director
Bradford N. Creswell	48	Director
Bruce M. Rothstein	54	Director
Thomas F. Arndt	48	President, Canyon State Oil Company, Inc.
Patrick C. Graney	53	President, Petroleum Products, Inc.
Michael H. McLaughlin	45	President, Simons Petroleum, Inc.
Scott A. Smith	44	President, Pecos, Inc.
John A. Zar	60	Senior Vice President, International

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

E. Perot Bissell has served as our Chief Executive Officer since April 2006 and as a member of our Board of Directors since April 2004. Prior to joining SPI, Mr. Bissell was the Managing Partner of Northwest Capital Appreciation, Inc. (“NCAI”) from 1996 to 2006. NCAI manages Northwest Capital Partners II, L.P. (“NCPII”), a fund that invests in middle-market companies in the United States. NCPII was one of the founding investors of Maxum Petroleum. Mr. Bissell has been a principal in over 50 acquisitions and divestitures including nine acquisitions in the fuel and lubricant distribution business.

In 1984 after graduating from Columbia College, Mr. Bissell commenced his career at PaineWebber in the corporate finance department focusing on energy, transportation and communications finance. From 1989 to 1990, he worked in the lease and project finance group of Drexel Burnham Lambert focusing on energy and transportation. From 1990 to 1996, Mr. Bissell was a managing director at Bankers Trust’s corporate finance department in the Asset and Structured Finance Group from 1990 to 1994 and co-head of the Transportation and Aerospace Group from 1995 to 1996. In 1996, Mr. Bissell joined NCAI as a partner. NCAI provided merchant banking services to middle-market companies from 1996 to 2001. In 2001, NCAI raised a fund focused on investing in middle-market companies in fragmented industries. In addition to managing a merchant banking and private equity firm, Mr. Bissell has served in executive functions as Chief Financial Officer of SLP Capital from 1996 to 1998 and interim Chief Executive Officer of ASG Security in 2003. In the past, he has held numerous advisory and board roles in consolidating industries including security alarm monitoring, radio broadcasting, and fuel and lubricant distribution. Mr. Bissell will serve as a Class  director.

Roger N. Simons has served as our Senior Executive Vice President and Vice Chairman since June 2007. Mr. Simons started his career while in college as an employee of Union 76 and Mid-Continent Systems, Inc. He developed truck stop marketing strategies and, along with Mid-Continent, established a nationwide truck stop chain. Mr. Simons also developed lubricant products and services for drilling, exploration and production operators in the oil and gas industry. Mr. Simons was named Vice President of Simons Petroleum in 1974, was named President in 1978, a position he held through May 2007, and has served as Chairman of the Board and Chief Executive Officer since 1984. In 1990, Mr. Simons began serving as a member of the Products Committee of the New York Mercantile Exchange (NYMEX). Mr. Simons also is active in many organizations (primarily oil-industry related) and charities. Mr. Simons owns E Z Shop, Inc., which operates certain convenience stores. In the ordinary cause of business, E Z Shop purchases fuel from us. See “Arrangements Between Our Company and Related Parties—Affiliate Transactions.” Mr. Simons graduated from Sam Houston State University. Mr. Simons will serve as a Class  director.

Michel P. Salbaing has served as our Chief Financial Officer since November 2006. Mr. Salbaing previously served as a partner with Tatum LLC from June 2006 to November 2006. From September 2005 to May 2006, Mr. Salbaing pursued personal interests. Mr. Salbaing’s most recent positions were as the Chief Financial Officer of two NYSE-listed companies, Cenveo, Inc. from 2000 to September 2005 and Quebecor World, Inc. from 1996 to 2000, that consolidated the fragmented printing industry and had multi-billion dollars in revenues. Mr. Salbaing has also held the Chief Financial Officer position with medium and large international public companies in the manufacturing, defense electronics and project financing segments. He has also served on the boards of a publicly traded pulp and paper company and of a closely held aluminum smelter. Mr. Salbaing holds a Bachelor of Commerce degree from McGill University and is a member of the Canadian Institute of Chartered Accountants.

William W. Huffman, Jr. has served as our Chief Accounting Officer since May 2007. From March 2007 to May 2007, Mr. Huffman was an independent financial consultant. From September 2006 to March 2007, Mr. Huffman was the Vice President and Controller of Bio Fuel Energy, LLC, a development stage company constructing two ethanol plants. From 2000 to 2006, he was Vice President and Corporate Controller of Cenveo, Inc, a NYSE-listed company, and from 1999 to 2000, he was the Chief Financial Officer of Cenveo’s commercial printing segment. Prior to 1999, Mr. Huffman held financial leadership positions in two private equity funded companies and was the Director of Internal Audit at James River Corporation. Mr. Huffman began his career at Coopers and Lybrand where he was an audit manager. Mr. Huffman holds a B.A. in Economics from the Virginia Military Institute and an M.B.A. from the University of Richmond. He is a Certified Public Accountant.

Michael N. McDonald has served as our Senior Vice President, Mergers and Acquisitions since November 2006. Mr. McDonald spent 11 years in public accounting with Arthur Andersen LLP in the accounting and audit practice during which time he obtained his CPA certificate. In 1992, he left his position as senior audit and accounting manager with Andersen’s Oklahoma City office and spent seven years with UroCor, Inc., a growing publicly traded healthcare company, initially as controller and progressing to Chief Financial Officer. In 1999, Mr. McDonald joined Simons Petroleum, Inc., where he served as Chief Financial Officer until May 2004, when he moved into an M&A development role with SPI. In 2004, Mr. McDonald was charged by a grand jury in Oklahoma City with conspiracy to commit securities fraud in connection with his role as Chief Financial Officer of UroCor. After a trial in 2006, Mr. McDonald was found not guilty on the sole charge in which he was named. Other defendants were also found not guilty on all charges, which included a second charge applicable only to them. Mr. McDonald is not aware of any SEC investigations or shareholder law suits against UroCor relating to this matter. Mr. McDonald holds a Bachelor’s Degree in Accounting from Oklahoma State University.

Lyle B. Boarts has served as our Vice President of Human Resources since June 2007. Prior to joining us, he was Vice President of Human Resources at Pacific Energy Partners, LP (NYSE: PPX), a $1.7 billion pipeline company, from December 2003 until April 2007. From 2000 to 2003, he was Corporate Vice President of G-Tran Corporation, a high-tech start-up company. From 1998 to 2000, he was Corporate Vice President of Administration for Ortel Corporation. Preceding that, he was Vice President of Human Resources with Santa Fe Pacific Pipelines (NYSE: SFPP) from 1986 to 1998. Mr. Boarts serves as a member of The American Society of Human Resource Professionals, the Employment Management Association and the American Society for Training and Development. Mr. Boarts holds a Bachelor’s Degree from San Jose State University and attended Advanced Human Resource programs at UCLA where he is also a guest speaker at their graduate programs.

Ryan A. Secrist has served as our Vice President, Corporate Development since September 2007. From September 2006 to August 2007, Mr. Secrist performed services for us in a corporate development capacity while he served as a Vice President at Northwest Capital Appreciation, Inc., a position he held from June 2005 to August 2007. NCAI manages Northwest Capital Partners II, L.P., a fund that invests in middle-market companies in the United States. NCPII was one of the founding investors of Maxum Petroleum. While at NCAI, Mr. Secrist was actively involved in Maxum Petroleum’s acquisitions and financings. Prior to joining NCAI in 2005, Mr. Secrist had over ten years of transactional and finance experience, including investment banking with Capital Run LLC from 2003 to 2005 and with Piper Jaffray, Inc. from 1997 to 2001, private equity investing with Intracorp Capital, LLC from 2002 to 2003, and public accounting as a CPA with KPMG Peat Marwick LLP from 1994 to 1996. Mr. Secrist holds a B.A. in Economics from Wesleyan University and an M.B.A. in Finance and Accounting from the Stern School of Business at New York University.

Douglas A. Sterk has served as our Corporate Controller since January 2006. He began his career with Arthur Andersen LLP in Oklahoma City and while there performed attestation and other services for major exploration and production entities. In January 2001, Mr. Sterk relocated to Dallas to work for PricewaterhouseCoopers LLP in their Transaction Services group. In July 2001, Mr. Sterk accepted the Controller and Human Resources Director position at Medley Material Handling Company in Oklahoma City and remained with Medley until joining SPI in January 2006. Mr. Sterk earned both his Bachelor’s and Master’s of Accountancy degrees from the University of Oklahoma in December 1995 and is a CPA.

Reeve B. Waud will serve as the Chairman of our Board of Directors effective upon consummation of this offering. Mr. Waud is the founder and managing partner of Waud Capital Partners, L.L.C., a private equity firm whose portfolio companies have revenues of approximately $4.5 billion and more than 7,000 employees. Prior to founding Waud Capital Partners in 1993, Mr. Waud was an investment professional at Golder, Thoma, Cressey, Rauner, Inc., a private equity investment group based in Chicago. Previously, Mr. Waud was a founding member of the Venture Capital Group at Salomon Brothers Inc. Mr. Waud has invested in a wide variety of industries, including healthcare services, business and consumer services, specialty distribution and value-added manufacturing, and has founded or acquired more than 120 businesses. He currently serves as Chairman of the Board of Alarm Security Group, Aquion Partners, True Partners Consulting and Whitehall Products and is a member of the board of directors of Acadia Healthcare, Hospitalist Management Group and Regency Hospital Company. Mr. Waud also serves on the board of directors of Northwestern Memorial Foundation and is a trustee of the John G. Shedd Aquarium in Chicago. Mr. Waud holds a B.A. in Economics from Middlebury College and an M.B.A. from the Kellogg School of Management at Northwestern University. Mr. Waud will serve as a Class  director.

James E. Bertelsmeyer will become a director effective upon consummation of this offering. Prior to his retirement in April 2004, Mr. Bertelsmeyer served as the non-executive Chairman of the Board of Heritage Propane Partners LP, now Energy Transfer Partners LP, from January 2004 to April 2004. Mr. Bertelsmeyer founded Heritage Propane and served as its Chief Executive Officer. He started his business career on the Conoco Pipeline Management Development Program in 1969, eventually having the responsibility for all of Conoco’s domestic gas liquids business. In 1979, he joined Buckeye Gas Products as Senior Vice President of Supply and Distribution. He was elected President and Chief Operating Officer one year later of what was then the nation’s largest retail propane marketer. Mr. Bertelsmeyer has served on the board of directors of the National Propane Gas Association (NPGA) for 31 years and as Chairman of the Executive Committee, the Government Affairs Committee and the Market Statistics Committee as well as numerous sub-committees and task forces. He was elected as NPGA’s National President in June of 1998, and was a co-founder of the industry’s Propane Education and Research Council. Mr. Bertelsmeyer is the past President of the Academy of Chemical Engineers and a member of the Board of Trustees of that institution. He holds a B.S. and a Professional Engineering Degree in Chemical Engineering from the University of Missouri at Rolla and an M.B.A. from the University of Memphis. Mr. Bertelsmeyer will serve as a Class  director.

Bradford N. Creswell will become a director effective upon consummation of this offering. Mr. Creswell is a co-founder of Northwest Capital Appreciation, Inc. and has been a partner of NCAI since 1992. He has been involved in all aspects of NCAI’s activities since its founding and serves on the boards of New Northwest Broadcasters, LLC, Alarm Security Group, LLC, Summit City Radio Group, Frontier Packaging, Inc., Northern Crane Services Inc. and Coast Crane Company. Prior to NCAI, Mr. Creswell worked in Bankers Trust’s corporate finance department from 1987 to 1992. From 1982 to 1985, he worked in the audit department of Arthur Young where he earned his CPA. Mr. Creswell holds a B.A. from University of Puget Sound and an M.B.A. from the Amos Tuck School of Business at Dartmouth. Mr. Creswell will serve as a Class   director.

Bruce M. Rothstein will become a director effective upon consummation of this offering. Mr. Rothstein is a managing partner with Cadent Energy Partners LLC. Prior to founding Cadent in 2003, Mr. Rothstein was a Managing Partner of RBC Capital Partners in the energy team. He has been involved in the energy business since 1990, primarily as an investor of private equity capital on behalf of institutional investors, and has been involved in mergers and acquisitions since 1982. His experience extends through many sectors of the exploration and production, oilfield services and equipment, product pipelines and terminals, petroleum products distribution, refineries, coal and electric power generation. He is currently a director of Vedco Holdings, Inc. and Array Holdings, Inc. Mr. Rothstein holds a B.A. in Mathematics from Cornell University and an M.B.A. from the Stern School of Business at New York University. Mr. Rothstein will serve as a Class director.

Thomas F. Arndt serves as President of Canyon State Oil Company, Inc., which was acquired by SPI in September 2006. Mr. Arndt participated in some of the earliest operations of Canyon State Oil, supporting his family’s ownership interests, and began his full-time employment at Canyon State Oil Company, Inc. in 1984 where he served in various capacities and leadership positions for the company. Mr. Arndt became President of Canyon State Oil in 1988, and Canyon State Oil was wholly owned and under his complete direction from 1990 until its acquisition by SPI. Mr. Arndt has served on various industry committees, councils and boards throughout his career. Mr. Arndt holds a B.S. in Business Administration and Finance from Northern Arizona University.

Patrick C. Graney serves as President of Petroleum Products, Inc., Petroleum Transport, Inc. and Petroleum Fueling, Inc., which were acquired by SPI in May 2007. Mr. Graney started his career in the coal industry working as an assistant to a well-known entrepreneur and industry leader. Shortly thereafter he bought into Petroleum Products where he has been active ever since in all phases of sales, operations and administration and where he began an expansion program that continued up until the acquisition. He is also the founder of the One Stop convenience store chain of Charleston, West Virginia. Mr. Graney has attended numerous sales, finance, technical and operations courses in his 31 years with the company. He also has been a member of various National Councils for major oil company vendors, and served for two years as the Financial Strategist on the Governor’s Economic Development Team in West Virginia. Mr. Graney has been a longstanding member of the West Virginia Coal Association Board of Directors and is now Chairman of the Government Affairs Committee. In 2005, he was appointed by the White House to become a member of the National Coal Council in Washington, D.C. He is an active board member in a variety of business organizations (primarily industry-related groups) and charitable activities. Mr. Graney graduated cum laude from the University of Virginia in 1975 and holds an M.B.A. from the University of Virginia Darden School of Business, where he graduated with a Faculty Award for Academic Excellence.

Michael H. McLaughlin serves as President of Simons Petroleum, Inc., which was acquired by SPI in April 2004. Mr. McLaughlin joined Simons in 1998 from Noble Drilling where, as Vice President, he gained broad experience in operations, general, project and materials management and manufacturing. During his first seven years at Simons, Mr. McLaughlin served in various capacities, including operations and sales management, before taking on further responsibilities which included corporate development and organizational and business process improvement, and oversight of Simons’ information systems and Commercial and Industrial Sales areas. In May 2007, Mr. McLaughlin was appointed President of Simons. Mr. McLaughlin holds a Bachelor’s Degree in Business Administration from Rhodes College, Memphis and an M.B.A. from the University of Texas at Austin.

Scott A. Smith serves as President of Pecos, Inc., which was acquired by SPI in September 2006. Mr. Smith spent the first three years of his career in public accounting with KPMG’s Los Angeles audit practice, followed by executive management positions, both in finance and operations, in the industrial paint and chemical business, golf club manufacturing and global logistics. Mr. Smith joined Pecos in 2002 as Chief Financial Officer. Over his five years with Pecos, Mr. Smith has been instrumental in Pecos’ M&A activities, business planning practices, banking relationships and risk management. Mr. Smith was named President of General Petroleum, a subsidiary of Pecos, in January 2007 and President of Pecos in July 2007. Mr. Smith holds a Bachelor’s Degree in Economics from the University of California, Los Angeles.

John A. Zar has served as our Senior Vice President, International since July 2007. Mr. Zar began his career in the petroleum business with Mobil Oil Corporation in 1969 after receiving his M.B.A. from California State University of Long Beach. Mr. Zar left Mobil Oil in the mid-1970s, at which time he entered into an array of positions providing consultation to smaller businesses and eventually entered the real estate brokerage industry. In 1984, Mr. Zar returned to the petroleum industry, purchasing his family’s interest in the predecessor to Pecos, which was founded by his father in 1946 as a Mobil Oil consignee, and started the company’s growth into commercial and industrial marketing. In 1985, he became the President and directed the operations of Pecos until July 2007. Mr. Zar has been involved in numerous industry and distributor boards, including the Chevron Texaco Petroleum Marketing Association and as a founding member of the Deep Draft Lubricant Association.

Composition of Board; Classes of Directors

Upon completion of this offering, our board of directors will consist of 11 members and will be divided into three classes, denominated as Class I, Class II and Class III. Members of each class will hold office for staggered three-year terms, except that Class I directors will have an initial term expiring in 2008, Class II directors will have an initial term expiring in 2009 and Class III directors will have an initial term expiring in 2010. At each annual meeting of our stockholders beginning in 2008, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified.

Board Committees

Our board of directors currently has an audit committee and a compensation committee. Upon completion of this offering, the composition of these committees will change, and we will establish a nominating and governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. We will adopt new charters for the audit committee, compensation committee and nominating and governance committee prior to the completion of this offering.

Audit Committee.  Our audit committee will assist our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm. The audit committee will:

•	review the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and track management’s corrective action plans where necessary;

•	review our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	have the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the audit committee have not yet been appointed. We intend to appoint at least three members that are “independent” directors as defined under NYSE rules and Rule 10A-3 of the Securities

Exchange Act of 1934, as amended (the “Exchange Act”). One member will be appointed at the consummation of this offering, and the others will be appointed within one year thereafter.

Compensation Committee.  The compensation committee will:

•	implement and administer our incentive compensation plans and equity-based plans;

•	produce an annual compensation committee report;

•	determine the annual compensation to be paid to the named executive officers; and

•	make regular reports to the board of directors concerning executive compensation.

The members of the compensation committee have not yet been appointed. Within one year after consummation of this offering, all of the members of the compensation committee will be independent in accordance with the NYSE rules.

Nominating and Governance Committee.  We intend to create a nominating and governance committee simultaneously with the completion of this offering. The nominating and governance committee will:

•	establish criteria for board and committee membership, and recommend to the board of directors qualified individuals for election to the board or appointment to board committees;

•	consider and make recommendations to the board of directors concerning the size and composition of the board and each committee thereof;

•	review the compensation of non-employee directors and make recommendations to the board of directors concerning compensation of non-employee directors;

•	prepare an annual assessment of the board of directors and each committee, and assist the board and each committee in its self-evaluation to determine whether the board of directors and such committees are functioning effectively; and

•	evaluate the performance of our Chief Executive Officer and oversee management development and succession planning in coordination with our compensation committee.

The members of the nominating and governance committee have not yet been appointed. Within one year after consummation of this offering, all of the members of the nominating and governance committee will be independent in accordance with the NYSE rules.

Independent Directors

The NYSE’s rules include a requirement that a majority of our directors be “independent” within 12 months of completion of this offering. In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the NYSE listing standards and SEC rules and regulations, a majority of the directors on our compensation and nominating and governance committees will be independent within 90 days of listing on the NYSE and, within one year, these committees will be fully independent, and a majority of our board of directors will be independent. One member of the audit committee will meet the independence requirements for audit committee members as adopted by the NYSE and the SEC upon consummation of this offering. A majority of the directors on our audit committee will meet such requirements within 90 days of consummation of this offering and, within one year, the audit committee will be fully independent.

Compensation Discussion and Analysis

Overview

The following paragraphs provide an overview and analysis of our executive compensation policies and programs, the compensation decisions material to an understanding of our policies and programs and the material factors and rationale considered in making those decisions. This discussion is intended to put in context the information in the tables that follow, each of which contains detailed information on the compensation granted, earned and paid to our named executive officers.

Objectives of Our Compensation Program

The compensation committee of our board of directors oversees the design and administration of our executive compensation program. Our objective is to have an executive compensation program that will attract and retain the best possible executive talent, to tie annual and long-term cash and equity to achievement of measurable corporate and individual performance goals and objectives, and to align executives’ incentives with stockholder value creation. Overall, the executive compensation program is intended to create the opportunity for total compensation that is comparable with that available to executives at other companies of similar size in comparable industries. The compensation committee reviews and recommends for approval to the board all of our compensation policies regarding our named executive officers to, among other things:

•	provide a pay opportunity that is dependent to a large extent upon our performance via variable pay rather than fixed pay;

•	provide a pay opportunity that is targeted at or near the median of competitive companies, with an opportunity for pay higher than the median if our performance is higher than our targeted performance; and

•	determine compensation practices of our competitors by reference to relevant benchmarks in the industry, executive pay surveys and peer group practices.

The compensation committee also is responsible for:

•	setting the compensation of our chief executive officer;

•	overseeing the grants of equity awards;

•	developing and recommending to the board total compensation for directors;

•	reviewing development and succession plans;

•	evaluating the performance of the chief executive officer;

•	approving any employment agreement, severance arrangement, retirement arrangement, change in control agreement or provision and any special or supplemental benefit for the chief executive officer or any other named executive officer; and

•	to the extent the board of directors decides that it is advisable, any matter involving compensation assigned to the compensation committee by the board of directors.

From time to time, the chief executive officer may consult with compensation experts to obtain competitive information regarding compensation levels at peers or surveyed companies before submitting his recommendations to the compensation committee. The chief executive officer also may have input in the determination of appropriate peers and surveyed companies, before being approved by the compensation committee. The compensation committee will independently determine the performance of the chief executive officer and approve his compensation levels.

Determining Executive Compensation

Our board of directors, after receiving recommendations from the compensation committee, determines the compensation of our named executive officers. Following the consummation of this offering, our compensation committee intends to implement and maintain formulaic compensation plans that tie a substantial portion of executives’ overall compensation to our key strategic goals of financial and operational performance, as measured by specific formulas for objective metrics. To a lesser extent, we will also reward executives for the achievement of specific personal objectives determined for each executive. Our compensation committee will evaluate individual executive performance with a goal of setting compensation levels the committee believes are comparable with the median compensation of executives at other companies of similar size in similar industries, while taking into account our relative performance and our own strategic goals.

In establishing and recommending base salaries and annual cash bonuses, we have selected two groups of peer companies against which to benchmark executive pay. The first group consists of over one hundred companies in various industries that are similar to us in size as measured by revenue and, by definition, is subject to change. The second group consists of companies in the transportation services industry and currently comprises the following ten public and private companies: Forward Air Corporation, Global Partners LP, Hub Group, Inc., K-Sea Transportation Partners LP, Landstar System, Inc., Pacer International, Inc., Swift Transportation Co., Inc., UAP Holding Corp., UTi Worldwide Inc. and World Fuel Services Corporation. Our peer groups will be re-evaluated by the compensation committee on an annual basis to ensure that we are using the appropriate companies for benchmarking purposes.

Our compensation committee believes that compensation at or near the median level relative to our peer groups for base salaries and annual cash bonuses is the minimum compensation level that will allow us to motivate, attract and retain talented executives. In instances in which an executive officer is uniquely important to our success or performs substantially above expectations, our compensation committee may provide compensation in excess of the median level. In such instances, we have generally targeted the 50th to 75th percentiles as the appropriate benchmark level of compensation, depending on the individual performance and contribution of the executive. Our compensation committee’s choice of the median level as our compensation benchmark reflected consideration of our stockholders’ interests in paying what is necessary to attract and retain key talent in a competitive market, while conserving cash and stockholders’ equity as much as possible. We believe that our benchmark base compensation and bonus compensation levels should be sufficient to retain our existing executive officers and to hire new executive officers when and as required.

Executive Compensation Components

Our compensation program for our named executive officers consists primarily of the following components: base salary, annual cash bonus and long-term equity incentives in the form of equity awards. The program includes minimal levels of perquisites and also includes severance and change-in-control benefits. There are variances in both the amount and mix of compensation among our named executive officers, which largely reflect differences in their overall levels of responsibility and experience. A detailed description of the components of our executive compensation program is provided below.

Base Salary.  In fiscal 2007, base salaries for each executive were set based on the executive’s duties and responsibilities, individual performance, contribution, tenure and experience. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels. The most recent review occurred in fiscal 2007.

Following the consummation of this offering, base salaries for our named executive officers will be targeted at or near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. We will also take into account the scope of each executive’s responsibilities, their level of experience and their expected contributions to our success. We expect to review base salaries on an annual basis or at such time as responsibilities change and to make appropriate adjustments for the competitive environment and compensation trends in our industry after considering individual responsibilities, performance and experience.

Annual Cash Bonus.  In fiscal 2007, we paid cash bonuses to three of our five executive officers based on company and individual performance criteria. For Messrs. Simons and McDonald, the base bonus as a percentage of annual base salary was 50%. Bonuses were based principally on the achievement of specific financial targets related to EBITDA, with some consideration given to individual performance as measured against identified goals and objectives. The bonus for Mr. Simons was calculated based on three components: (i) performance of Simons Petroleum, Inc. relative to its fiscal 2007 EBITDA target (65%); (ii) overall performance of SPI relative to its fiscal 2007 EBITDA target (15%); and (iii) achievement of individual performance objectives, including his leadership in the development of corporate vision and strategy and successful attainment of business growth (20%). Over-performance of the EBITDA goals could have resulted in a maximum potential payout of 130% of the first two components. The ability to earn the third component was dependent upon achievement by Simons Petroleum of not less than 80% of its EBITDA target. In fiscal 2007, Mr. Simons achieved his maximum potential bonus due to the over-achievement of financial performance. In addition, our compensation committee granted Mr. Simons a discretionary bonus award of $50,000 due to his demonstrated leadership and involvement in SPI’s affairs.

The bonus for Mr. McDonald was calculated based on two components: (i) performance of SPI relative to its fiscal 2007 EBITDA target (70%); and (ii) achievement of individual performance objectives, including his effective management and coordination of SPI’s acquisition strategy (30%). Over-performance of the EBITDA goals could have resulted in a maximum potential payout of 130% of the first component. The ability to earn the second component was dependent upon achievement by SPI of not less than 80% of its EBITDA target. In fiscal 2007, Mr. McDonald achieved his maximum potential bonus due to the over-achievement of financial performance.

Mr. Secrist’s bonus was based on individual performance. Mr. Salbaing did not receive a bonus as his employment with us during fiscal 2007 was pursuant to a contract with Tatum LLC, of which Mr. Salbaing is a partner, which contract did not provide for a bonus. Mr. Bissell did not receive a bonus as the terms of his compensation in fiscal 2007 consisted entirely of a base salary and equity.

Following the consummation of this offering, we expect to adopt a cash bonus plan intended to compensate executives for the achievement of both our annual financial goals and individual annual performance objectives. Participation will be limited to those who have an impact on the profitable growth of the business or who have significant responsibility for a major element of business growth. As with base salaries, annual cash bonuses will be targeted at median levels for comparable companies. It is the compensation committee’s goal with respect to the annual cash bonus plan that if an executive performs as expected, they will receive median compensation for comparable positions in the market and, if the company and the executive perform above expectations, they will receive above median compensation, though generally not exceeding the 75th percentile of market levels.

We believe that management should be rewarded for contributions to our overall financial success based on the achievement of certain specific and objectively measurable financial and operational benchmarks, as well as for individual accomplishments that contribute to the longer-term health of the business. Our annual cash bonus plan will be designed around two elements, the respective weightings of which will vary according to the executive’s role in the company: (i) the “P” factor, or profit achievement, as measured by specific corporate performance targets; and (ii) the “O” factor, or individual performance objectives, which is based on the achievement of pre-determined personal goals. The corporate targets will be recommended by management and approved by the compensation committee annually. The individual “O” factors for the chief executive officer will be determined by the compensation committee annually. The individual “O” factors for each other participating executive will be determined by the chief executive officer prior to the commencement of each fiscal year. Individual objectives will necessarily be tied to the particular area of expertise of the executive and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort, and will consist primarily of quantitative criteria.

Amounts payable under the cash bonus plan will be calculated as a percentage of the executive’s annual base salary. Base bonuses will be set in accordance with the executive’s level of responsibility and accountability and for the named executive officers will generally range from 25% to 100%. Each factor of the bonus will have a payout range of 0% to 100%. Participants will begin to earn payment for the “P” factor once they attain 90% achievement of the established financial targets. There is no minimum achievement requirement for the “O” factor. Successful attainment of individual objectives combined with successful achievement of the financial metrics approved by our compensation committee will result in payment of the full annual cash bonus. The maximum potential payout will occur only when over-achievement of financial performance reaches 120%.

The corporate and individual targets under our annual cash bonus plan are intended to be challenging yet achievable for the participants, but only if there is a high level of performance by our executive officers and if we have what we consider to be a successful year. The targets are meant to require substantial efforts by executive officers and their teams toward our strategic goals, but at the same time they are intended to be within reach if such significant efforts are made.

Following the completion of this offering, our annual cash bonus plan will be administered by our compensation committee. At the beginning of each fiscal year, the compensation committee will select the eligible participants, establish the performance goals for the year and determine target bonus levels for the participants. The bonuses will be paid in cash and will generally be paid in a single installment in the first quarter following any given fiscal year after our annual financial results have been finalized.

Long-Term Equity Incentives.  In fiscal 2007, we awarded units to only one of our named executive officers. The award of 6,625 units to Mr. Simons was not granted pursuant to an existing plan, but was a discretionary award authorized by our board of managers based on Mr. Simons’ performance. None of our other named executive officers received equity awards during fiscal 2007. While Messrs. Bissell and McDonald were deemed to have received equity award compensation in fiscal 2007 as reflected in the Summary Compensation Table below, the amounts shown are not attributable to grants of new awards made during fiscal 2007, but rather represent compensation expense recognized as a result of the repricing of their existing units in connection with our recapitalization in September 2006. See footnote 2 to the Summary Compensation Table below.

We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock and stock-based awards. Prior to the consummation of this offering, our board of directors will adopt the 2007 Equity Incentive Plan, which will permit the granting of several types of equity-based compensation awards. Our 2007 Equity Incentive Plan is designed to provide certain of our personnel, including our executive officers, with incentives to help align those individuals’ interests with the interests of stockholders and to incentivize those individuals to stay with us for long periods of time. See “ — Equity Incentive Plan” below for additional information.

Our long-term equity incentive program will consist of two components: time-based options (one-third) and performance-based restricted stock (two-thirds). Potential awards of equity compensation under the long-term equity incentive program will be calculated as a percentage of the executive’s annual base salary. Base amounts will be set in accordance with the executive’s level of responsibility and accountability and for the named executive officers will generally range from 25% to 150%. Periodic grants will be made at the discretion of the compensation committee based on the achievement of the same corporate and individual targets considered in determining our named executive officers’ annual cash bonus, as described above. The stock options will be subject to a four-year vesting schedule and will vest ratably at 25% per year. The performance-based restricted stock will also have a four-year vesting arrangement with vesting based on the level of appreciation of the company’s stock price compounded annually over four years.

In determining the appropriate number of equity awards to grant our named executive officers, our compensation committee intends to determine the estimated fair value for such awards on the grant date by performing a Black-Scholes calculation using factors relevant to our company. Using that estimated fair value, our compensation committee will be able to ascertain the number of equity awards to provide to our named executive officers by dividing the dollar value of the long-term equity component of the compensation for each named executive officer by the estimated fair value of the applicable equity award.

Because we believe that equity ownership is an important element of our compensation package to promote decisions that consider the long term, our board of directors and compensation committee will adopt equity ownership guidelines for executive officers that they and we believe are appropriate, reasonable and attainable given their responsibilities and compensation levels. The recommended guidelines for equity ownership by our executive officers will be five times their annual base salary. Executive officers will be required to satisfy the guidelines in order to be eligible to receive future equity awards.

Perquisites

Our determination regarding levels of benefits and perquisites is based on what we have seen in the market through our recruiting process and our actual ability to hire named executive officers. The benefits we have provided to our named executives have not materially changed during the prior fiscal years, and we believe we are generally competitive with the market. Our named executive officers are eligible for supplemental group variable life insurance, supplemental disability plan and a nonqualified supplemental retirement plan. In the past, a named executive officer has used an airplane that is available to us through our charter relationship for a personal trip. The named executive officer has fully reimbursed us for the cost of chartering the airplane. Mr. Simons, our Senior Executive Vice President and Vice Chairman, is provided a company-owned vehicle for transportation. Mr. Simons received a car allowance of $8,234 in fiscal 2007, which represents the value of the personal miles driven in the company vehicle.

The compensation committee in its discretion may revise, amend or add to the executive officers’ benefits and perquisites if it deems it advisable.

Employment Agreements with Named Executive Officers

Prior to the consummation of this offering, we intend to enter into employment agreements with each of Messrs. Bissell, Simons, Salbaing, McDonald and Secrist. Each of the agreements will become effective on the date that our registration statement with respect to this offering becomes effective and has an initial term that ends on          , with automatic one-year renewal periods thereafter.

Our executives will be entitled to tax gross-up payments in the event that compensation to the executive is assessed an excise tax on “excess parachute payments” under section 280G of the Code or in the event that an excise tax is levied as a result of section 409A of the Code (despite the full cooperation of the executives to ensure compliance with Section 409A) in order to reflect the intended benefit of our compensation program. See “Post-Termination and Other Provisions” below for a further description of these employment agreements.

Compensation Tables

The following tables set forth certain information concerning compensation paid or accrued by SPI for services rendered in all capacities by our chief executive officer, our chief financial officer and our other three most highly compensated executive officers during the fiscal year ended June 30, 2007, whom we refer to as our “named executive officers.” References to units in the tables below are to membership interests in SPI, as applicable. Each of the units referenced in the tables below will convert, upon consummation of this offering, into shares of our common stock based upon the valuation of SPI as determined by this offering. In addition, SEC regulations require inclusion in the tables below of certain compensation expenses imposed by accounting rules. Accordingly, the information depicted may not reflect actual compensation earned by or paid to our officers in fiscal 2007.

Summary Compensation Table

Name and			Equity		All Other
Principal Amount	Salary	Bonus	Awards(3)		Compensation		Total

E. Perot Bissell Chief Executive Officer	$408,000	$—	$611,156	(4)	$—		$1,019,156
Roger N. Simons Senior Executive Vice President & Vice Chairman	$400,010	$298,000	$583,459	(4)	$8,234	(5)	$1,289,703
Michel P. Salbaing(1) Chief Financial Officer	$231,064	$—	$—		$—		$231,064
Michael N. McDonald Senior Vice President, Mergers and Acquisitions	$194,826	$121,000	$169,868	(4)	$—		$485,694
Ryan A. Secrist(2) Vice President, Corporate Development	$124,000	$75,000	$—		$—		$199,000

(1)	Mr. Salbaing joined SPI in November 2006.

(2)	Mr. Secrist joined SPI in September 2007. During fiscal 2007, we retained his services through Northwest Capital. The amounts in the table (except for the bonus) represent amounts received by Mr. Secrist from Northwest Capital on account of the work performed for us. In November 2006 we began reimbursing Northwest for Mr. Secrist’s services. In fiscal 2007, we paid Northwest Capital $143,000 for Mr. Secrist’s services.

(3)	The amounts in this column reflect the compensation expense recognized during fiscal 2007 for financial statement reporting purposes in accordance with SFAS 123R. Assumptions used in the calculation of these amounts are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation” and Note 11 to our audited financial statements for the year ended June 30, 2007 included elsewhere in this prospectus.

(4)	Messrs. Bissell, Simons and McDonald are deemed to have received equity award compensation of $611,156, $583,459 and $169,868, respectively, in fiscal 2007 due to amendments to the terms of their existing units which increased their value as a result of SPI’s recapitalization on September 18, 2006. Pursuant to the recapitalization, the three unit classes of SPI (Senior Preferred, Junior Preferred and Common) were exchanged for Class A Units, which is the only class of units currently outstanding. The units of Messrs. Bissell, Simons and McDonald prior to the recapitalization were Common Units, which had the lowest priority in distributions and had no contributed capital account or associated yield. Following the recapitalization, the Class A Units that Messrs. Bissell, Simons and McDonald received have the highest priority in distributions on a par with other Class A Units, and have a contributed capital account and associated yield. Due to these modifications, the value of their units increased from $82.02 per unit prior to the recapitalization to $156.34 per unit subsequent to the recapitalization. The amounts shown were determined by multiplying the change in the fair value of the units ($74.32) by the number of units vested.

(5)	Mr. Simons received a car allowance of $8,234 in fiscal 2007.

Grants of Plan-Based Awards

Equity awards made during fiscal 2007 to the executive officers identified above are described in the table below:

		All Other Equity		Grant Date
		Awards:		Fair Value
		Number of		of Equity
		Shares of		and
Name	Grant Date	Stock or Units(2)		Option Awards

E. Perot Bissell	—	—		—
Roger N. Simons	September 18, 2006	6,625	(1)	$1,035,753	(2)
Michel P. Salbaing	—	—		—
Michael N. McDonald	—	—		—
Ryan A. Secrist	—	—		—

(1)	The units granted to Mr. Simons represent a discretionary award authorized by our board of managers and were not granted pursuant to an existing plan.

(2)	Mr. Simons’ units had an original value on the date of grant of $82.02 per unit. Pursuant to the recapitalization, the terms of these units were modified on the same day, which increased their value to $156.34 per unit. The grant date fair value of this award was computed using the higher value of the units subsequent to the modification.

Outstanding Equity Awards at Fiscal Year-End

Equity Awards
			Equity Incentive	Equity Incentive
			Plan Awards:	Plan Awards:
			Number of	Market or Payout
			Unearned, Units or	Value of Unearned,
	Number of Units	Market Value of	Other Rights That	Units or Other
	That Have Not	Units That Have	Have Not	Rights That Have
Name	Vested	Not Vested	Vested	Not Vested

E. Perot Bissell	5,521(1)
Roger N. Simons	12,720(2)
Michel P. Salbaing	—
Michael N. McDonald	4,638(3)
Ryan A. Secrist	—

(1)	On April 10, 2006, Mr. Bissell received a grant of 13,250 time-based units, which vest in equal monthly installments each month thereafter for 24 months.

(2)	On April 9, 2004, Mr. Simons received a grant of (i) 5,300.00 time-based units, of which 795.00 units vested on each of April 9, 2005, April 9, 2006 and April 9, 2007, and the remaining units will vest as follows: 1,457.50 units on each of April 9, 2008 and April 9, 2009; and (ii) 3,180.00 time-based units, of which 1,987.50 units vested on September 18, 2006 and 397.50 units vested on April 9, 2007, and the remaining units will vest as follows: 397.50 units on each of April 9, 2008 and April 9, 2009. On September 18, 2006, Mr. Simons also received a grant of (i) 2,650.00 time-based units (for which he received service credit back to April 9, 2004), of which 397.50 units vested on each of April 9, 2005, April 9, 2006 and April 9, 2007, and the remaining units will vest as follows: 728.75 units on each of April 9, 2008 and April 9, 2009; and (ii) 1,590.00 time-based units (for which he received service credit back to April 9, 2004), of which 397.50 units vested on April 9, 2005, 596.25 units vested on April 9, 2006 and 198.75 units vested on April 9, 2007, and the remaining units will vest as follows: 198.75 units on each of April 9, 2008 and April 9, 2009. An additional 7,155.00 units are subject to vesting only upon a qualified liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in us made by the Sponsors and other investors.

(3)	On April 9, 2004, Mr. McDonald received a grant of (i) 1,987.50 time-based units, of which 298.13 units vested on each of April 9, 2005, April 9, 2006 and April 9, 2007, and the remaining units will vest as follows: 546.56 units on each of April 9, 2008 and April 9, 2009; and (ii) 1,192.50 time-based units, of which 745.31 units vested on September 18, 2006 and 149.06 units vested on April 9, 2007, and the remaining units will vest as follows: 149.06 units on each of April 9, 2008 and April 9, 2009. On January 6, 2006, Mr. McDonald also received a grant of (i) 662.50 time-based units, of which 99.38 units vested on January 6, 2007, and the remaining units will vest as follows: 99.38 units on each of January 6, 2008 and January 6, 2009, and 182.19 units on each of January 6, 2010 and January 6, 2011; and (ii) 397.50 time-based units, of which 99.38 units vested on January 6, 2007, and the remaining units will vest as follows: 149.06 units on January 6, 2008 and 49.69 units on each of January 6, 2009, January 6, 2010 and January 6, 2011. An additional 2,385.00 units are subject to vesting only upon a qualified liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in us by the Sponsors and other investors.

The interests and units described in the table above will be converted in connection with the closing of this offering and exchangeable for a number of shares of our common stock having equivalent value.

SPI has not granted any options. Thus, no options were exercised by our named executive officers during fiscal 2007.

SPI does not maintain a deferred compensation program for its employees.

Compensation of Directors

We will pay an annual fee to each non-affiliated director equal to $     , payable quarterly. In addition, an annual fee of $     , $      and $     , respectively, will be paid to the chairs of each of the audit, compensation and nominating and corporate governance committees of the board of directors. We do not intend to separately compensate our directors who are also employed by us or who are otherwise affiliated with us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. In addition, each non-affiliated director will receive an annual grant of common stock with a value of $      based on the closing stock price on the day prior to the annual stockholder’s meeting, which common stock will vest over           years, provided that any such issuance does not prevent such director from being determined to be independent.

Director Compensation

In fiscal 2007, we had two independent directors that qualified for compensation. Independent directors receive a payment of $5,000 per fiscal quarter, $2,000 per each meeting attended, $500 for each committee meeting attended and reimbursement of actual out-of-pocket expenses. Directors employed by us or affiliated with the Sponsors do not receive meeting fees. Our other directors did not receive any fees for attending meetings.

The following table sets forth a summary of the compensation we paid to our non-employee directors in fiscal 2007:

	Fees
	Earned or	Stock	Option
Name	Paid in Cash	Awards	Awards	Total

William Nicoletti(1)	$30,000	—	—	$30,000
James E. Bertelsmeyer	$28,000	—	—	$28,000

(1)	Mr. Nicoletti resigned from the board of managers of SPI in April 2007.

Equity Incentive Plan

2007 Equity Incentive Plan

Our 2007 equity incentive plan will be adopted by our board of directors and approved by our stockholders prior to the consummation of this offering. The stock incentive plan permits us and our subsidiaries to make grants of “incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, dividend equivalent rights and other stock-based awards” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or any

combination of the foregoing. We have initially reserved           shares of our common stock for the issuance of awards under our stock incentive plan. The number of shares reserved under our stock incentive plan is also subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under our stock incentive plan also will be available for future awards.

Our equity incentive plan will be administered by the compensation committee of our board of directors. The compensation committee may interpret the incentive plan and may make all determinations necessary or desirable for the administration of the stock incentive plan and has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of our stock incentive plan. All of our full-time and part-time officers, employees, directors, members and other key persons (including consultants and prospective personnel) will be eligible to participate in our stock incentive plan.

We may issue incentive stock options or non-qualified stock options under the stock incentive plan. The exercise price of stock options awarded under our stock incentive plan may not be less than 100% of the fair market value of our common stock on the date of the option grant. The compensation committee will determine at what time or times each option may be exercised (provided that in no event may it exceed ten years from the date of grant) and the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

Stock appreciation rights may be granted under our stock incentive plan. Stock appreciation rights allow the participant to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant in the form of shares of our common stock. The exercise price of stock appreciation rights awarded under our stock incentive plan may not be less than 100% of the fair market value of our common stock on the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and the period of time, if any, after retirement, death, disability or other termination of employment during which stock appreciation rights may be granted.

Restricted stock and deferred stock awards may also be granted under our stock incentive plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever conditions to vesting it determines to be appropriate, including attainment of performance goals. Shares of restricted stock that do not satisfy the vesting conditions are subject to our right of repurchase or forfeiture. Deferred stock awards are stock units entitling the participant to receive shares of common stock paid out on a deferred basis and subject to such restrictions and conditions as the compensation committee shall determine. The compensation committee may impose whatever conditions to vesting it determines to be appropriate, including attainment of performance goals. Deferred stock awards that do not satisfy the vesting conditions are subject to forfeiture.

Dividend equivalent rights may also be granted under our stock incentive plan. These rights entitle the participant to receive credits for dividends that would be paid if the participant had held specified shares of our common stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award.

Unless the compensation committee provides otherwise, our stock incentive plan does not generally allow for the transfer of awards, and only the participant may exercise an award during his or her lifetime. In the event of a change-in-control of the company, our board of directors and the board of directors of the surviving or acquiring entity shall, as to outstanding awards under our stock incentive plan, make appropriate provision for the continuation or assumption of such awards and may provide for the acceleration of vesting with respect to existing awards.

The terms of the stock incentive plan provide that we may amend, suspend or terminate the stock incentive plan at any time, but stockholder approval of any such action will be obtained if required to comply with applicable law. Further, no action may be taken that adversely affects any rights under outstanding awards without the holder’s consent. The stock incentive plan will terminate on the tenth anniversary of the date on which stockholder approval was received.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the stock incentive plan.

Post-Termination and Other Provisions

Pursuant to the employment agreements we expect to enter into, if an executive’s employment terminates prior to the expiration of the term by us for “cause” (as defined in the employment agreements) or is terminated by the executive without “good reason” (as defined in the employment agreements), the executive would be entitled to receive any base salary earned, but unpaid through the date of termination.

If an executive’s employment terminates prior to the expiration of the term due to death or “disability” (as defined in the employment agreements), the executive would be entitled to receive any base salary earned, but unpaid through the date of termination, any pro rata portion of the annual bonus up to the date of such termination, acceleration of vesting of the awards of restricted stock paid as part of an annual bonus (other than acceleration of vesting with respect to the matching portion of any award), and acceleration of any unvested equity awarded to the executive prior to the date of the employment agreement.

If an executive’s employment is terminated prior to the expiration of the term by us without cause or by the executive for good reason, and the executive signs a general release of liability, the executive would be entitled to (i) any base salary earned but unpaid through the date of termination and a payment equal to the executive’s annual base salary as of the date of termination; (ii) the amount of the most recent annual bonus earned by the executive or, if higher, the target bonus amount as of the date of termination, (iii) any pro rata portion of the annual bonus up to the date of termination, (iv) full and immediate vesting of any equity or equity-based awards (including stock options) then held by the executive, (v) should the executive elect continuation of the medical and dental benefits under COBRA, payment of the executive’s costs for such coverage for a period of up to one year following the date of termination; and (vi) any other amounts or benefits required to be paid or provided, or which the executive is entitled to receive, as of the date of termination, as provided for under any plan, program, policy, contract or agreement of the company or any subsidiaries, including any severance plan or policy which is then applicable to executive.

If an executive’s employment is terminated prior to the expiration of the term and within           months following a “change in control” (as defined in the employment agreements) and the executive signs a general release of liability, (unless such termination is for cause, by reason of death or disability, or by the executive without good reason) the executive would be entitled to the same payments and benefits as if terminated without cause, and would be entitled to an additional amount equal to the executive’s annual base salary as of the date of termination and the amount of the most recent annual bonus earned by the executive or, if higher, the target bonus amount as of the date of termination. For purposes of the employment agreements, change in control generally includes circumstances in which any person acquires 50% of our voting securities, if the directors as of the effective date of the agreement fail to constitute a majority of our board of directors, if there is a merger or acquisition of the company or any of our subsidiaries, or if our stockholders approve a sale or liquidation of the company or an agreement to sell or dispose of substantially all of our assets is consummated.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee have not yet been appointed. We anticipate that no member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or directors or compensation committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of September 30, 2007, information concerning the beneficial ownership of our capital stock after giving effect to the Merger, by:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	each other stockholder selling in this offering; and

•	all of our directors and executive officers as a group.

Beneficial ownership is based upon           shares of our common stock outstanding after giving effect to the Merger. Each of the persons set forth below has sole voting power and sole investment power with respect to the shares set forth opposite his or her name, except as otherwise noted. Unless otherwise noted, the address of each stockholder is c/o Maxum Petroleum Holdings, Inc., 1455 East Putnam Avenue, Old Greenwich, Connecticut 06870. The following table includes shares of our common stock issuable within 60 days of September 30, 2007 upon the exercise of all options and other rights beneficially owned by the indicated person on that date.

Shares Beneficially Owned
	After Giving Effect		Shares Being	Shares Beneficially Owned
	to the Merger		Sold in the	After the Offering
Name of Beneficial Owner	Number	Percent	Offering	Number	Percent

NCA Energy, Inc.(1)
SPI Opportunity Fund, LLC(2)
RBCP Energy Fund Investments, LP(3)
SPI U.S. Investor, LLC(4)
Waud Capital Partners, L.P.(5)
Waud Capital Affiliates, LLC(5)
Deep Blue LLC(5)
Simons Texas Limited Partnership(6)
E. Perot Bissell(1)(2)(7)
Roger N. Simons(8)
Michel P. Salbaing
Michael N. McDonald
Ryan A. Secrist
Reeve B. Waud(5)
James E. Bertelsmeyer
Bradford N. Creswell(1)(2)
Bruce M. Rothstein(4)
All directors and executive officers as a group (11 persons)

(1)	Voting and investment decisions with respect to investments held by NCA Energy, Inc. are made by an investment committee that currently consists of E. Perot Bissell, Bradford N. Creswell and Donald Tisdel. Mr. Bissell and Mr. Creswell each disclaim beneficial ownership of all shares held by this entity except to the extent of their pecuniary interests therein. NCA Energy, Inc. is not a registered broker-dealer or an affiliate of a registered broker-dealer. The address for NCA Energy, Inc. is One Union Square, 600 University Street, Suite 1720, Seattle, Washington, 98101.

(2)	Voting and investment decisions with respect to investments held by SPI Opportunity Fund, LLC are made by an investment committee that currently consists of E. Perot Bissell, Bradford N. Creswell and John Jacobs. Mr. Bissell and Mr. Creswell each disclaim beneficial ownership of all shares held by this entity except to the extent of their pecuniary interests therein. SPI Opportunity Fund, LLC is not a registered broker-dealer or an affiliate of a registered broker-dealer. The address for SPI Opportunity Fund, LLC is One Union Square, 600 University Street, Suite 1720, Seattle, Washington 98101.

(3)	Voting and investment decisions with respect to investments held by RBCP Energy Fund Investments, LP are made by Royal Bank of Canada (“RBC”). Alan Hibben, the Chief Executive Officer of RBC Capital Partners, a division of RBC, makes the voting and investment decisions on behalf of RBC. RBCP Energy Fund Investments, LP is an affiliate of RBC Capital Markets Corporation, a registered broker-dealer, and acquired the shares listed above in the ordinary course of business and at the time of acquisition did not have any arrangements or understandings, directly or indirectly, with any party to distribute the shares.

(4)	Voting and investment decisions with respect to investments held by SPI U.S. Investor, LLC are made by Paul G. McDermott and Bruce M. Rothstein. Mr. Rothstein disclaims ownership of all shares held by this entity except to the extent of his pecuniary interest therein. SPI U.S. Investor, LLC is not a registered broker-dealer or an affiliate of a registered broker-dealer. The address for Mr. Rothstein and SPI U.S. Investor, LLC is 800 Westchester Avenue, Suite 617 North, Rye Brook, New York 10573.

(5)	Represents shares held of record by Waud Capital Partners, L.P., shares held of record by Waud Capital Affiliates, LLC and shares held of record by Deep Blue LLC. Reeve B. Waud exercises sole voting and investment power over the shares held by each of these entities, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. None of these entities is a registered broker-dealer or an affiliate of a registered broker-dealer. The address for Mr. Waud and each of the entities identified in this footnote is 560 Oakwood Avenue, Suite 203, Lake Forest, Illinois, 60045.

(6)	Voting and investment decisions with respect to investments held by Simons Texas Limited Partnership are made by the investment committee of the general partner of the stockholder, Simons Capital Texas Corporation (“SCTC”), which consists of Roger Simons, who is also a director and officer of SCTC, and Bradley Simons.

(7)	Includes shares held of record by NCA Energy, Inc. and shares held of record by SPI Opportunity Fund, LLC. Mr. Bissell disclaims beneficial ownership of all shares held by these entities except to the extent of his pecuniary interest therein.

(8)	Includes shares held of record by Simons Texas Limited Partnership. Mr. Simons disclaims beneficial ownership of all shares held by this entity except to the extent of his pecuniary interest therein.

ARRANGEMENTS BETWEEN OUR COMPANY AND RELATED PARTIES

Professional Services Agreement

We and NCA II Management, LLC, an affiliate of Northwest Capital Appreciation, Inc., Waud Capital Partners, L.L.C. and RBCP Energy Fund Investments, LP, an affiliate of RBC Capital Partners (referred to in this section as the “Providers”), are parties to a professional services agreement, pursuant to which the Providers render general advisory and management services with respect to financial and operating matters, including advice on corporate strategy, budgeting of future corporate investment, acquisition and divestiture strategy and debt and equity financing. In connection with our 2006 acquisitions of Pecos, Inc. and Canyon State Oil Company, Inc., we paid fees to the Providers in the aggregate amounts of approximately $3,000,000 and $732,000, respectively, for their assistance in initiating, negotiating and closing these transactions. Additionally, we paid the Providers a fee of $3,514,000 for their services related to refinancing our debt through the establishment of a new revolving credit facility and term loan and our recapitalization. The total cost of the Pecos and Canyon State acquisitions was approximately $157,400,000 and $39,600,000, respectively. In connection with our 2007 acquisition of Petroleum Products, Inc., we paid a fee to the Providers in the aggregate amount of $760,000 for their assistance in initiating, negotiating and closing this transaction. The total cost of the Petroleum Products acquisition was approximately $39,800,000. In connection with acquisitions in fiscal 2006 and 2005, we paid transaction fees to the Providers of approximately $760,000 and $146,000, respectively. In addition, the Providers currently charge us a management fee for ongoing advisory and management services of $1,800,000 per year, which is subject to an annual 20% increase on each July 1st. We paid a management fee of approximately $979,000 in fiscal 2007, $750,000 in fiscal 2006, and $600,000 in fiscal 2005. Payment of approximately $4,396,000 of transaction and management fees due to Waud Capital Partners, plus accrued interest, has been deferred and will be paid prior to the consummation of this offering. Pursuant to the professional services agreement, upon the future purchase of our equity by any of the Providers or their affiliates, we will be obligated to pay a placement fee in the aggregate amount equal to 3.0% of the aggregate transaction value and/or any other investment made by us or our affiliates contemporaneously with such transaction. The professional services agreement also provides that the Providers will be reimbursed for their reasonable out-of-pocket expenses in connection with certain activities undertaken pursuant to the agreement and will be indemnified for liabilities incurred in connection with their role under the agreement, other than for liabilities resulting from their gross negligence or willful misconduct. Upon the consummation of this offering, the professional services agreement will terminate.

Registration Rights Agreement

We intend to enter into a registration rights agreement with the holders of substantially all of our unregistered shares of common stock pursuant to which they will have the right to demand the registration of all or a portion of their shares, subject to certain limitations. This right will be made subject to a lock-up agreement between those stockholders with registration rights and our underwriters in connection with this offering which, unless waived, will prevent such holders from exercising this right until 180 days after the date of this prospectus. See “Shares Eligible for Future Sale.”

Affiliate Transactions

We sell fuel at cost to E Z Shop, Inc., a company that is controlled by our Senior Executive Vice President and Vice Chairman, Roger N. Simons. These sales amounted to approximately $3,173,000, $4,835,000 and $5,583,000 for the years ended June 30, 2005, 2006 and 2007, respectively. In addition, E Z Shop, Inc. paid administrative fees to us of $42,000 per year for the years ended June 30, 2005, 2006 and 2007. The terms of this arrangement have been less favorable for us than those that could be obtained from an unaffiliated third party. Had this arrangement been negotiated on an arm’s-length basis, we would have earned additional profits of approximately $11,000, $13,000 and $14,000 for the years ended June 30, 2005, 2006 and 2007, respectively.

We lease a warehouse in Sayre, Oklahoma and a warehouse in Oklahoma City, Oklahoma pursuant to two lease agreements with Simons Investment Company, an Oklahoma limited partnership, which is controlled by Mr. Simons. In fiscal 2005 and part of fiscal 2006, we also leased office space from Simons Investment Company. Pursuant to these leases, we made lease payments of approximately $159,000, $174,000 and $172,000 for the fiscal years ended June 30, 2005, 2006 and 2007, respectively. We believe the terms of these leases are similar to what would have been obtained from an unaffiliated third party.

In May 2007, we engaged True Partners Consulting LLC, a tax and business advisory group controlled by Waud Capital Partners, whose managing partner is one of our directors, Reeve B. Waud, to provide us with certain tax services. Fees for the services provided ranged from approximately $100 to $350 per hour plus out-of-pocket expenses. Pursuant to this arrangement, we have paid True Partners a total of approximately $91,000 thus far. This engagement is ongoing.

At June 30, 2007, we had cash and cash equivalents of $1.1 million on deposit with Royal Bank of Canada, which is an affiliate of one of our Sponsors, RBC Capital Partners. Royal Bank of Canada is the custodian of our marketable securities, which totaled $1.8 million at June 30, 2007, and participates in our Term Loan in the amount of $5.0 million.

We had subordinated notes payable to Mr. Simons totalling $6,210,055 outstanding at June 30, 2006 and 2005 related to our acquisition of Simons Petroleum, Inc. Such notes were retired in September 2006 in connection with our refinancing.

Procedures for Approval of Transactions with Related Parties

We do not have a formal written related-party approval policy for transactions to be disclosed pursuant to Item 404(a) of Regulation S-K. We expect our Audit Committee to adopt such a policy prior to the completion of this offering. However, it is our policy to review all relationships and transactions in which the Company and our employees, directors, officers and principal stockholders or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Based on all the relevant facts and circumstances, our Audit Committee will decide whether the related-party transaction is appropriate and will approve only those transactions that are in, or not inconsistent with, the best interests of the Company. Each of the related-party transactions that are described above that were submitted to our Audit Committee were approved by the Audit Committee after full disclosure of the interest of the related party in the transaction.

DESCRIPTION OF CAPITAL STOCK

Prior to the completion of this offering, our certificate of incorporation and bylaws will be amended. The provisions of our amended and restated certificate of incorporation and bylaws and relevant sections of the Delaware General Corporate Law, which we refer to as the “DGCL,” are summarized below. The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the DGCL.

Common Stock

Our authorized capital stock consists of           shares of common stock, par value $0.01 per share. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

Holders of common stock have no preemptive, subscription or redemption rights. The outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The board of directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

Terms of Class or Series Determined by Board of Directors

To the extent permitted by the DGCL, the board of directors may, without stockholder approval:

•	classify any unissued shares of our capital stock into one or more classes or into one or more series within a class;

•	reclassify any unissued shares of any class of our capital stock into one or more classes or into one or more series within one or more classes; or

•	reclassify any unissued shares of any series of any class of our capital stock into one or more classes or into one or more series within a class.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements

Stockholders’ rights and related matters are governed by the DGCL, our amended and restated certificate of incorporation, our bylaws and the rights agreement. Provisions of the DGCL, our amended and restated certificate of incorporation, our bylaws and the rights agreement, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. These provisions may also adversely affect prevailing market prices for the common stock.

Preferred Stock

Under the terms of our articles of incorporation, the board of directors has authority, without any further vote or action by our stockholders, to issue up to           shares of preferred stock. The board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our certificate of incorporation will provide that the board of directors will be classified with approximately one-third elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which we would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. The initial division of the board into classes will be made by the decision of a majority of the entire board. The term of the initial Class I directors will terminate on the date of the 2008 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 2009 annual meeting of stockholders; and the term of the initial Class III directors will terminate on the date of the 2010 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2008, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The board of directors has the sole authority to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. Our certificate of incorporation will also provide that directors may be removed only for cause at a meeting of stockholders at which a quorum is present by the affirmative vote of at least two-thirds of the votes entitled to be cast thereon. Any amendment to the provisions of our certificate of incorporation described in this paragraph requires the affirmative vote of at least 66 2/3% of the votes entitled to be cast on such matter.

Stockholder Action by Written Consent; Special Meetings

Our amended and restated certificate of incorporation will permit stockholders to take action by the written consent of holders of all of our shares in lieu of an annual or special meeting. Otherwise, stockholders will only be able to take action at an annual or special meeting called in accordance with the bylaws. Notwithstanding the foregoing, directors may not be elected by action of stockholders without a meeting of stockholders other than by unanimous written consent or pursuant to a plan of merger or consolidation.

Our bylaws will provide that special meetings of stockholders may only be called by:

•	the chairman of the board;

•	the chief executive officer; or

•	the secretary.

Advance Notice Requirements for Stockholder Proposals Related to Director Nominations

Our bylaws will contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures will provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. The procedure for stockholder nominations for the 2008 annual meeting will be governed by this proviso. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice, including:

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the nomination and any material interest of that stockholder in the nomination; and

•	a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting;

and, as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business and residence addresses, and the principal occupation and employment of the person;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by the person; and

•	any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Exchange Act.

Advance Notice Requirements for Other Stockholder Proposals

Our bylaws will contain advance notice procedures with regard to stockholder proposals not related to nominations. These notice procedures, in the case of an annual meeting of stockholders, will mirror the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary. In the case of a special meeting, notice of other stockholder proposals must be received by our corporate secretary not less than 90 days prior to the date that meeting is proposed to be held.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth, as to each matter that stockholder proposes to bring before the meeting:

•	a description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting;

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the proposal of that business and any material interest of that stockholder in that business; and

•	a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that business before the meeting.

Rights Agreement

Each share of common stock has attached to it one right. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price of $     , subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and          , as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us. A distribution of the rights would occur upon the earlier of:

•	10 business days, or such later date as our board of directors may determine, following a public announcement that any person or group, other than one involving an Exempt Person, has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or inadvertence by certain stockholders as set forth in the rights agreement; or

•	10 business days, or such later date as our board of directors may determine, after the date of the commencement or the date of first public announcement with respect thereto, whichever is earlier, of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding shares of our common stock.

The rights will expire at 5:00 p.m. (New York City time) on the tenth anniversary of the closing of this offering, unless such date is extended or the rights are earlier redeemed or exchanged by us.

If any person or group acquires shares representing 15% or more of the outstanding shares of our common stock, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person, as such rights will be null and void, to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the rights’ exercise price.

An “Exempt Person” is any of the following: (i) the Company and any of its subsidiaries or controlled affiliates, and (ii) each of the Sponsors, their affiliates and related parties.

Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us, we may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash, common stock or other consideration that we have deemed appropriate. Promptly upon our election to redeem the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

At any time after any person or group acquires 15% or more of the outstanding shares of our common stock, and prior to the acquisition by such person or group of 50% or more of outstanding shares of our common stock, our board of directors may exchange the rights, other than rights owned by such person, group or related parties which have become void, in whole or in part, for our common stock at an exchange ratio of one share of common stock for one one-thousandth of a share of our series A junior participating preferred stock, per right, or of a share of a class or series of our preferred stock or other security having equivalent rights, preferences and privileges, per right, subject to adjustment.

Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration or for common stock of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.

Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the rights agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.

The existence of the rights agreement and the rights is intended to deter coercive or partial offers which may not provide fair value to all stockholders and to enhance our ability to represent all of our stockholders and thereby maximize stockholder value.

Anti-Takeover Legislation

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203 by an express provision in our certificate of incorporation. However, following this offering and subject to certain restrictions, we may elect by an amendment to our certificate of incorporation to be subject to Section 203. Such an amendment would not, however, restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of such amendment.

Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors

Our certificate of incorporation will provide that each of the Sponsors has no obligation to offer us an opportunity to participate in business opportunities presented to those entities or their respective affiliates even if the opportunity is one that we might reasonably have pursued, and that none of those entities nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Limitation on Foreign Ownership of Our Stock

Our Company owns a fleet of vessels that are operated in the coastwise trade of the United States. In order to operate in such trade, the vessels must be owned and operated by U.S. citizens qualified to own and operate vessels in the coastwise trade (each a “Coastwise Citizen”). For a corporation to qualify as a Coastwise Citizen, at least 75% of each class or series of its capital stock must be owned by Coastwise Citizens. Thus, our amended and restated certificate of incorporation will provide that no shares held by or for the benefit of persons who are not Coastwise Citizens that are determined, collectively with all other shares so held, to be in excess of 19.99% of any class or series of our outstanding capital stock are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of such class or series of our capital stock. Those shares purchased by non-Coastwise Citizens and determined to be in excess of 19.99% of any class or series of our capital stock shall be the shares determined by our board of directors to have become so owned most recently. In addition, our amended and restated certificate of incorporation will provide that, at the option of our board, we may refuse to register and may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. Ownership of 25% or more of any class or series of our capital stock by non-Coastwise Citizens would result in the loss of our citizenship status. Such loss could subject us to penalties including monetary fines and the possible seizure and forfeiture of our vessels and their cargo.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Listing

We intend to list our common stock on the New York Stock Exchange under the symbol “MXP”. Based on the number of shares expected to be outstanding, the number of anticipated stockholders and the expected market value of our common stock, it is expected that our common stock will meet the New York Stock Exchange listing standards as of the original listing date.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be          .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon consummation of this offering, we will have outstanding           shares of common stock (           shares if the underwriters exercise their option to purchase additional shares to cover any over-allotment in full), all of which will be freely tradable without restriction or further registration under the Securities Act, except for any common stock held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

In addition, upon consummation of this offering, the Sponsors will beneficially own           shares of common stock. These shares would be “restricted securities,” as defined in Rule 144. Upon expiration of the lock-up agreements described in “Underwriting” and the applicable holding period under Rule 144, these shares would be eligible for sale in the public market pursuant to Rule 144.

Lock-Up Agreements

We and our officers and directors and other stockholders who in the aggregate own     % of our common stock prior to this offering have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC waive, in writing, such an extension. Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC have no current intention or arrangement to release all or any portion of the securities subject to these agreements prior to the expiration of the “lock-up” period.

Our lock-up agreement will provide exceptions for, among other things:

•	the grant of awards pursuant to employee benefit plans or arrangements;

•	the issuance of securities to be registered pursuant to any registration statement on Form S-8 pursuant to any benefit plans or arrangements; and

•	the issuance of up to shares of our common stock in connection with acquisitions.

The exceptions to the lock-up agreement will allow for certain transactions such as issuance by us of compensatory stock awards. To the extent that an individual who receives such an award is party to a lock-up agreement, such award will be subject to such lock-up agreement. To the extent a lock-up agreement is applicable, it will apply for the full 180-day period. Concurrently with the completion of this offering, we intend to grant awards of common stock to certain directors and members of management pursuant to our 2007 Equity Incentive Plan.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose common stock is required to be aggregated), including an affiliate, who has beneficially owned our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then outstanding shares, which will equal approximately shares immediately after consummation of this offering; or

•	the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly though one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Registration Rights

We intend to enter into a registration rights agreement with the holders of substantially all of our unregistered shares of common stock pursuant to which they will have the right to demand the registration of all or a portion of their shares, subject to certain limitations. The ability to sell shares of common stock pursuant to the registration rights agreement will be made subject to a lock-up agreement between those stockholders with registration rights and our underwriters in connection with this offering which, unless waived, will prevent such holders from exercising this ability until 180 days after the date of this prospectus.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your own tax advisors.

This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the federal income tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations; and

•	passive foreign investment companies.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code), and assumes that no item of income or gain in respect of the common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate and to avoid backup withholding tax, as discussed below, for dividends, then you must (a) provide the withholding agent with a properly completed Internal Revenue Service Form W-8BEN (or other applicable form), and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders other than corporations or individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” in the U.S.; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50 percent of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes, although we cannot provide any assurance that we will never become a USRPHC.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC are acting as representatives, the following respective numbers of shares of our common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Bear, Stearns & Co. Inc.
UBS Securities LLC
J.P. Morgan Securities Inc.
RBC Capital Markets Corporation
Robert W. Baird & Co. Incorporated
Jefferies & Company, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to purchase a maximum of           additional shares of our common stock from           to cover over-allotments of our common stock. The option may be exercised only to cover any over-allotments of our common stock.

The underwriters propose to offer the shares of our common stock initially at the public offering price on the front cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the share of common stock being offered.

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the

‘‘lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC waive, in writing, such an extension.

Our officers and directors and other stockholders who in the aggregate own     % of our common stock prior to this offering have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC waive, in writing, such an extension. Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC have no current intention or arrangement to release all or any portion of the securities subject to these agreements prior to the expiration of the “lock-up” period.

The underwriters have reserved for sale at the initial public offering price up to           shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing our common stock in the offering. Certain participants in this program may be required to agree with us not to sell any of the common stock they purchase for a period of   days after this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of our common stock on the New York Stock Exchange.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

J.P. Morgan Securities Inc. is joint lead arranger and joint bookrunner under our senior secured term loan and revolving credit facility and has received customary compensation for such services. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under our senior secured term loan and co-documentation agent and a lender under our revolving credit facility and has received customary compensation in such capacities. Royal Bank of Canada, an affiliate of RBC Capital Markets Corporation, is a lender under our senior secured term loan. We intend to use the net proceeds of this offering to repay certain outstanding indebtedness under these facilities. Accordingly, J.P. Morgan Securities Inc. and RBC Capital Markets Corporation indirectly will receive a portion of the proceeds of this offering through such repayment. See “Use of Proceeds.”

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only he closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York is acting as our counsel in this offering. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of SPI Petroleum LLC and Subsidiaries as of June 30, 2006 and 2007 and for each of the three years in the period ended June 30, 2007, the balance sheet of Maxum Petroleum Holdings, Inc. as of August 7, 2007 and the consolidated financial statements of Canyon State Oil Company, Inc. and Subsidiary as of June 30, 2005 and 2006 and for the years then ended appearing in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of The Hartney Companies appearing in this prospectus and registration statement of Maxum Petroleum Holdings, Inc. have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Pecos, Inc. and Subsidiaries as of September 30, 2005 and September 17, 2006 and for the years ended September 30, 2004 and 2005 and for the period from October 1, 2005 to September 17, 2006 appearing in this prospectus have been audited by Windes & McClaughry Accountancy Corporation, an independent auditor, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The web site address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 1455 East Putnam Avenue, Old Greenwich, Connecticut 06870, Attention: Secretary, or telephoning us at (203) 862-9370.

Upon the effectiveness of the registration statement, of which this prospectus is a part, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended June 30. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Page

MAXUM PETROLEUM HOLDINGS, INC.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet at August 7, 2007	F-3
Note to Balance Sheet	F-4
SPI PETROLEUM LLC AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets at June 30, 2006 and June 30, 2007	F-6
Consolidated Statements of Operations for the years ended June 30, 2005, 2006 and 2007	F-7
Consolidated Statement of Members’ Equity for the years ended June 30, 2005, 2006 and 2007	F-8
Consolidated Statements of Cash Flows for the years ended June 30, 2005, 2006 and 2007	F-9
Notes to Consolidated Financial Statements	F-10
THE HARTNEY COMPANIES
Independent Auditor’s Report	F-30
Combined Balance Sheet at September 30, 2005	F-31
Combined Statements of Income for the years ended September 30, 2004 and September 30, 2005	F-32
Combined Statements of Stockholders’ Equity for the years ended September 30, 2004 and September 30, 2005	F-33
Combined Statements of Cash Flows for the years ended September 30, 2004 and September 30, 2005	F-34
Notes to Combined Financial Statements	F-35
PECOS, INC. AND SUBSIDIARIES
Independent Auditors’ Report	F-40
Consolidated Balance Sheets at September 30, 2005 and September 17, 2006	F-41
Consolidated Statements of Income and Comprehensive Income for the years ended September 30, 2004 and September 30, 2005 and the period ended September 17, 2006	F-42
Consolidated Statements of Changes in Stockholders’ Equity for the years ended September 30, 2004 and September 30, 2005 and the period ended September 17, 2006	F-43
Consolidated Statements of Cash Flows for the years ended September 30, 2004 and September 30, 2005 and the period ended September 17, 2006	F-44
Notes to Consolidated Financial Statements	F-45
CANYON STATE OIL COMPANY, INC. AND SUBSIDIARY
Report of Independent Registered Public Accounting Firm	F-65
Consolidated Balance Sheets at June 30, 2005 and June 30, 2006	F-66
Consolidated Statements of Operations for the years ended June 30, 2005 and June 30, 2006	F-67
Consolidated Statement of Stockholder’s Equity for the years ended June 30, 2005 and June 30, 2006	F-68
Consolidated Statements of Cash Flows for the years ended June 30, 2005 and June 30, 2006	F-69
Notes to Consolidated Financial Statements	F-70

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Maxum Petroleum Holdings, Inc.

We have audited the accompanying balance sheet of Maxum Petroleum Holdings, Inc. (a Delaware Corporation) as of August 7, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Maxum Petroleum Holdings, Inc. as of August 7, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/  GRANT THORNTON LLP

Oklahoma City, Oklahoma
August 10, 2007

Maxum Petroleum Holdings, Inc.

Balance Sheet
August 7, 2007

Assets
Cash	$200

Total assets	$200

Stockholders’ Equity
Stockholders’ Equity
Common stock, $0.01 par value; 1000 shares authorized, issued and outstanding	$10
Additional paid-in capital	190

Total stockholders’ equity	$200

The accompanying note is an integral part of this balance sheet.

Maxum Petroleum Holdings, Inc.
Note to Balance Sheet
August 7, 2007

Maxum Petroleum Holdings, Inc. (“Maxum”) is a Delaware corporation which was formed on August 3, 2007 and capitalized on August 6, 2007. It has engaged in no further business activity.

Maxum intends to offer common stock pursuant to an initial public offering. Immediately prior to this offering, SPI Petroleum LLC will merge with and into Maxum, with Maxum being the surviving entity.

Report of Independent Registered Public Accounting Firm

Board of Managers
SPI Petroleum LLC

We have audited the accompanying consolidated balance sheets of SPI Petroleum LLC (a Delaware limited liability company) and Subsidiaries as of June 30, 2006 and 2007, and the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SPI Petroleum LLC and Subsidiaries as of June 30, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/
GRANT THORNTON LLP

Oklahoma City, Oklahoma
October 24, 2007

SPI Petroleum LLC and Subsidiaries

Consolidated Balance Sheets

(in thousands)

	Years Ended June 30,
	2006	2007

Current assets
Cash and cash equivalents	$4,545	$8,927
Restricted cash	2,647	2,115
Receivables
Trade, net of allowance for doubtful accounts	132,215	307,607
Related party	592	7,571
Other	6,751	10,323
Inventories	13,215	54,700
Deferred income taxes	768	3,198
Other current assets	3,163	19,136
Assets held for sale	730	6,785

Total current assets	164,626	420,362
Property and equipment, net	17,300	66,387
Intangible assets, net	32,774	77,579
Goodwill	22,081	87,367
Other assets	2,097	10,113

	$238,878	$661,808

Current liabilities
Accounts payable
Trade	$71,874	$165,602
Related party	36	755
Other current liabilities	13,186	20,651
Current portion of long-term debt	1,571	1,851

Total current liabilities	86,667	188,859
Long-term liabilities
Long-term debt, net of current portion	95,070	328,421
Deferred income taxes	10,482	27,613
Fees payable to related party	—	4,703
Other liabilities	—	4,314
Minority interest	—	2,084
Commitments and contingencies
Members’ equity	46,659	105,814

Total liabilities and members’ equity	$238,878	$661,808

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Consolidated Statements of Operations

(in thousands)

	Years Ended June 30,
	2005	2006	2007

Revenues	$843,916	$1,612,613	$3,207,812
Cost of products sold, exclusive of items shown separately below	807,489	1,545,311	3,005,287

Gross profit	36,427	67,302	202,525
Expenses
Distribution expenses	12,088	21,453	79,520
Selling, general and administrative	13,312	15,187	45,701
Depreciation and amortization	4,703	7,178	20,202
Impairment of intangible assets	—	—	5,938

Operating income	6,324	23,484	51,164
Other income (expense)
Interest expense	(3,678)	(6,373)	(21,843)
Loss from the early extinguishment of debt	—	—	(1,008)
Interest and other income	583	676	1,440
Change in derivative fair value	80	919	53

Income before income taxes and minority interest	3,309	18,706	29,806
Provision for income taxes	1,458	6,306	10,320

Income before minority interest	1,851	12,400	19,486
Minority interest income	—	—	(67)

Net income	$1,851	$12,400	$19,419

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Consolidated Statement of Members’ Equity

(in thousands)

					Accumulated
	Senior	Junior			Other	Total
	Preferred	Preferred	Common	Class A	Comprehensive	Members’
	Units	Units	Units	Units	Income	Equity

Balance at June 30, 2004	$21,043	$200	$1	$—	$43	$21,287
Equity contribution, net of investment banking fees of $146	4,654	—	—	—	—	4,654
Equity issued in acquisition of business	600	—	—	—	—	600
Net income	1,851	—	—	—	—	1,851
Other comprehensive income, net Change in value of derivative instruments, net of income taxes of $894	—	—	—	—	1,399	1,399
Reclassification adjustments — derivative settlements, net of income taxes of $486	—	—	—	—	(761)	(761)

Total comprehensive income						2,489

Balance at June 30, 2005	28,148	200	1	—	681	29,030
Equity contribution, net of investment banking fees of $760	5,240	—	—	—	—	5,240
Equity issued to directors and management	183	—	—	—	—	183
Distributions	(26)	—	—	—	—	(26)
Net income	12,400	—	—	—	—	12,400
Other comprehensive income, net Change in value of derivative instruments, net of income taxes of $557	—	—	—	—	870	870
Reclassification adjustments — derivative settlements, net of income taxes of $664	—	—	—	—	(1,038)	(1,038)

Total comprehensive income						12,232

Balance at June 30, 2006	45,945	200	1	—	513	46,659
Recapitalization	(45,945)	(200)	(1)	46,146		—
Equity contribution, net of investment banking fees of $2,951	—	—	—	29,434	—	29,434
Equity issued in acquisition of business	—	—	—	7,628	—	7,628
Equity-based compensation	—	—	—	2,916	—	2,916
Distributions	—	—	—	(149)	—	(149)
Net income	—	—	—	19,419	—	19,419
Other comprehensive income, net Change in value of interest rate swaps, net of income taxes of $7	—	—	—	—	10	10
Change in value of investments, net of income taxes of $5					(7)	(7)
Reclassification adjustments — derivative settlements, net of income taxes of $58	—	—	—	—	(96)	(96)

Total comprehensive income						19,326

Balance at June 30, 2007	$—	$—	$—	$105,394	$420	$105,814

The accompanying notes are an integral part of this statement.

SPI Petroleum LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended June 30,
	2005	2006	2007

Cash flows from operating activities:
Net income	$1,851	$12,400	$19,419
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,703	7,178	21,124
Impairment of intangible assets	—	—	5,938
Deferred income taxes	77	(1,530)	(5,717)
Equity-based compensation	—	—	2,916
Loss from early extinguishment of debt	—	—	1,008
Provision for doubtful accounts	320	873	683
Change in derivative fair value	(618)	(755)	37
Minority interest in earnings of affiliate	—	—	67
Other, net	(2)	15	827
Changes in assets and liabilities, net of effects of acquisitions:
Receivables	(25,765)	(40,650)	(25,238)
Inventories	(1,928)	(659)	(12,125)
Other current assets	526	(357)	(1,837)
Accounts payable	13,602	17,047	2,741
Other current liabilities	(2,635)	(4,928)	(2,297)
Other, net	(307)	(78)	(5,498)

Net cash provided by (used in) operating activities	(10,176)	(11,444)	2,048

Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	(3,494)	(14,593)	(239,498)
Expenditures for property and equipment	(3,391)	(8,656)	(15,958)
Change in restricted cash	(3,036)	1,797	532
Proceeds from sale of property and equipment	5	68	227

Net cash used in investing activities	(9,916)	(21,384)	(254,697)

Cash flows from financing activities:
Proceeds from borrowings of long-term debt	1,071,654	1,950,488	(2,956,528)
Payments of long-term debt	(1,052,153)	(1,920,837)	3,188,301
Capital contributions	1,354	5,423	32,385
Debt issuance costs	—	—	(7,127)
Other	—	(27)	—

Net cash provided by financing activities	20,855	35,047	257,031

Net increase in cash and cash equivalents	763	2,219	4,382
Cash and cash equivalents at beginning of period	1,563	2,326	4,545

Cash and cash equivalents at end of period	$2,326	$4,545	$8,927

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Business and Basis of Presentation

SPI Petroleum LLC (“SPI”), a Delaware limited liability company, was formed on October 9, 2003. SPI, through its subsidiaries, is engaged in the marketing and distribution of diesel fuel, lubricants and gasoline and provides logistical and energy management services to customers throughout the United States and in the Panama Canal.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of SPI and its wholly-owned subsidiaries and a variable interest entity of which SPI is the primary beneficiary (collectively referred to as the “Company”). All intercompany transactions and account balances have been eliminated.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary investments with initial maturities of three months or less to be cash equivalents.

Restricted Cash

The Company maintains a cash account with securities firms used to purchase its derivative contracts. These funds are restricted to the extent of margin requirements.

Accounts Receivable

Trade accounts receivable are amounts billed to customers and are generally unsecured. Credit terms, which are established by local and industry practice, typically require payment within 30 days of delivery. Trade accounts receivable are reduced by an allowance for doubtful accounts which is an estimate of the accounts deemed to be uncollectible based on historical experience with past due accounts. Customer accounts are charged to the allowance when all means of collection have been exhausted.

The following table shows the activity in the allowance for doubtful accounts for the years ended June 30, 2005, 2006 and 2007 (in thousands):

	For the Year Ended June 30,
	2005	2006	2007

Balance at beginning of year	$661	$878	$1,153
Bad debts charged to expense	320	873	766
Accounts written off as uncollectible	(116)	(601)	(634)
Recoveries of accounts written off	13	3	15

Balance at end of the year	$878	$1,153	$1,300

Other receivables are generally amounts due from suppliers and tax rebates from certain states.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Inventories

Inventories are valued at the lower of cost or market. A significant portion of the inventory cost is determined using the first-in, first-out method. The cost of certain inventories of a business acquired in September 2006 is determined using the last-in, first-out (“LIFO”) method.

Marketable Securities

The Company has investments in marketable securities that are classified as available for sale and recorded at fair value. Marketable securities are included in other current assets in the consolidated balance sheet at June 30, 2007. Unrealized gains and losses are included in accumulated other comprehensive income. Realized gains and losses are recognized in earnings as a component of other income or expense in the consolidated statements of operations. Marketable securities include government debt securities of $1.0 million and corporate debt securities of $0.8 million. Realized and unrealized gains and losses for the year ended June 30, 2007 were not significant.

Assets Held For Sale

The Company considers assets to be held for sale when management approves and commits to a formal plan to actively market the assets for sale and the sale is considered probable. Upon designation as held for sale, the carrying value of the assets is recorded at the lower of the assets’ carrying value or their estimated fair value, less costs to sell. The Company ceases to record depreciation expense on assets held for sale at the time the assets are designated as held for sale.

Certain operations acquired in September 2006 are reported as assets held for sale at June 30, 2007. The consolidated statement of operations for the year ended June 30, 2007 includes revenue of $47.1 million and operating losses of $0.5 million related to these operations.

At June 30, 2006, the Company reported certain assets acquired in 2004 as held for sale. Pursuant to an agreement with the former owner of these assets, all proceeds received from the sale would be remitted to the former owner. The assets were sold during the year ended June 30, 2007.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Ordinary maintenance and repairs are expensed as incurred. Improvements that significantly increase the value or useful life of property and equipment are capitalized.

Depreciation is calculated using the straight-line method. Estimated useful lives for purposes of depreciation are as follows:

Buildings	10 - 15 years
Transportation equipment	3 - 14 years
Tanks and other	3 - 10 years
Furniture and fixtures	3 - 10 years
Leasehold improvements	3 - 15 years

Debt Issuance Costs

The Company capitalizes the costs incurred to issue debt and amortizes these deferred costs over the life of the loans using the straight-line method, which does not differ significantly from the effective interest method. At June 30, 2006 and 2007, other assets include debt issuance costs of $1.1 million and $6.3 million, respectively, net of accumulated amortization of $0.7 million and $0.8 million, respectively. Interest expense

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

includes amortization of deferred financing costs of $0.3 million, $0.4 million and $0.9 million for the years ended June 30, 2005, 2006, and 2007, respectively.

Goodwill and Intangible Assets

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the net tangible and identified intangible assets acquired. Goodwill and certain identified intangible assets expected to have indefinite lives are not amortized. Intangible assets with definite lives are amortized generally on a straight-line basis over their expected useful lives; however, certain intangible assets are amortized on a basis that is consistent with the economic benefits related to the intangible assets. Goodwill and indefinite lived intangible assets are subject to impairment testing annually, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The impairment testing of goodwill and indefinite lived intangible assets requires the Company to first identify a potential impairment by comparing the fair value of each reporting unit to its book value. If the fair value of the reporting unit exceeds its book value, there is no impairment. If the book value of a reporting unit exceeds its fair value, the implied value of the goodwill and indefinite lived intangible assets is compared to the book values of the goodwill and indefinite lived intangible assets. If the book value of the goodwill and the indefinite lived intangible assets exceeds their implied value, an impairment loss is recognized in an amount equal to that excess. The Company has determined through its annual impairment testing of goodwill and indefinite lived intangible assets that there has been no impairments of these assets.

Accounting for Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be fully recoverable, as measured by comparing their carrying values to the projected undiscounted cash flows generated by their use. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value and are recognized in earnings. In the last quarter of fiscal 2007, the Company wrote down the value of certain intangible assets that were subject to amortization and related to one of its product offerings. The impairment loss recognized in the consolidated statement of operations for the year ended June 30, 2007 totaled $5.9 million.

The estimated useful lives of all long-lived assets are periodically reviewed and revised, if necessary.

Financial Instruments

The Company’s financial instruments consist primarily of receivables, accounts payable and long-term debt. The carrying amounts of receivables and accounts payable approximate fair value due to the short term nature of these financial instruments. Interest rates that are currently available to the Company for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. Due to the recent issuance of the Company’s long-term debt and its variable interest rates, the carrying value of long-term debt approximates its fair value.

Derivative Instruments

The Company engages in activities that expose it to market risks, including the effects of changes in interest rates and diesel fuel commodity prices. Financial exposures are managed as an integral part of the Company’s risk management program through the use of derivatives with the objective of reducing the potential adverse effects of interest rate and diesel price volatility on its operating results. Certain derivatives are designated as either cash flow or fair value hedges and qualify for hedge accounting treatment. Derivatives not designated for hedge accounting are recognized in earnings.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

For cash flow hedges, changes in fair value are deferred in accumulated other comprehensive income within members’ equity until the underlying hedged item is recognized in earnings. For fair value hedges, changes in fair value are recognized immediately in earnings, consistent with the underlying hedged item. Hedging transactions are limited to an underlying exposure. As a result, any change in the value of the derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. Hedging ineffectiveness and a net earnings impact occur when the change in the value of the hedge does not offset the change in the value of the underlying hedged item.

Derivatives not designated for hedge accounting treatment are recorded at market value with the resulting gains and losses reflected in the income statement. The Company does not hold or issue financial instruments for speculative or trading purposes.

Income Taxes

As a limited liability company, SPI is considered a partnership for income tax purposes; accordingly, income taxes are payable by its members. The income taxes reflected in the consolidated financial statements relate to certain wholly-owned subsidiaries that are taxable entities.

The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes are recorded for the future tax consequences attributable to differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Deferred tax assets and liabilities are revalued to reflect new tax rates in the periods rate changes are enacted.

Valuation allowances are recorded to reduce deferred tax assets whenever it is more likely than not that a tax benefit will not be realized. At June 30, 2007, there were no valuation allowances necessary.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement between the Company and the customer exists, product has been delivered to the customer or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

Shipping and Handling Costs

Costs incurred to deliver products to customers and store, move and prepare products for shipment are reported as distribution expenses in the consolidated statements of operations.

Share-Based Compensation

Effective July 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). The Company used the prospective transition method in adopting SFAS 123R. Under SFAS 123R, expenses associated with equity based compensation transactions are recognized in the financial statements. The amount of compensation expense recorded is measured based on the grant-date fair value of the equity instruments issued. Compensation expense is recognized over the period that an employee provides services in exchange for the award. Prior to its adoption of SFAS 123R, the Company accounted for equity based compensation awards using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year’s presentation. Derivative instruments are included in other current assets, other assets and other current liabilities. Property leased, net is included with property and equipment. Distribution expenses have been segregated from selling, general and administrative expenses. Distribution expenses include the compensation, transportation and other costs incurred to deliver products to customers.

Concentrations of Credit Risk

Concentrations of credit risk with respect to accounts receivable are generally limited due to the number of customers and their geographic dispersion. At June 30, 2007, the amount due from the Company’s largest customer was approximately 7%.

The Company maintains its cash and cash equivalents with major banks and at times its cash balances exceed federally insured limits. The Company has not incurred credit risk losses related to its cash balances and does not believe it is exposed to any significant credit risk on its cash balances.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not provide future benefits are expensed as incurred. Liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Such accruals are adjusted as further information regarding the Company’s obligations becomes known or circumstances change.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 includes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. The provisions of FIN 48 are effective as of the beginning of the Company’s fiscal year that ends June 30, 2008, with the cumulative effect of applying FIN 48 recorded as an adjustment to retained earnings as of July 1, 2007. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of SFAS 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

November 15, 2007. The Company does not expect SFAS 159 to have a material impact on its consolidated financial statements.

In April 2007, the FASB issued FASB Staff Position FIN 39-1, Amendment of FASB Interpretation No. 39 (“FSP FIN 39-1”). FSP FIN 39-1 clarifies that a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. FSP FIN 39-1 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of FSP FIN 39-1 is not expected to have a material impact on the Company’s consolidated financial statements.

2.	Acquisitions of Businesses

Since its formation, SPI has expanded geographically and diversified its products and services through its acquisitions. Acquisitions are accounted for under the purchase method of accounting; accordingly, the assets and liabilities of the acquired businesses have been recorded at estimated fair value at the date acquired with the excess of the purchase price over the estimated fair value recorded as goodwill. The goodwill recorded for each of the acquisitions represents the value of an assembled work force, including a management team. Purchased intangible assets and goodwill are generally not deductible for income tax purposes; however, deferred tax liabilities were recorded on the purchased intangibles assets that will be reflected as tax benefits in proportion to and over the amortization period of the related intangible assets. The consolidated statements of operations include the operating results of acquisitions subsequent to the dates acquired.

PPI Companies.  On May 1, 2007, the Company purchased the common stock of Petroleum Products Inc., Petroleum Transport Inc. and Petroleum Fueling Inc. (collectively the “PPI Companies”) for approximately $39.8 million. The consideration included the purchase of the common stock for $25.2 million, payments of $7.5 million to retire the outstanding bank debt of the PPI Companies and the issuance of Class A Units valued at $5.0 million and direct expenses related to the transaction of $2.1 million. The value assigned to the Class A Units was based on the estimated fair value of the units as of the acquisition date. The PPI Companies supply fuels, lubricants and related petroleum products and services to commercial and industrial customers and coal mining operations in the Central Appalachian regions of the United States.

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of the PPI Companies are as follows (in thousands):

Current assets, net of cash acquired	$28,094
Property and equipment	8,496
Other assets	103
Intangibles	9,345
Goodwill	10,950

Total assets acquired	56,988
Current liabilities assumed	17,237

Net assets acquired	$39,751

Identified intangibles include: customer relationships of $7.2 million which are being amortized over ten years, customer relationships of $0.6 million which are being amortized over three years, a non-compete agreement of $1.2 million which is being amortized over one year and $0.3 million for the PPI trade name which has been assigned an indefinite life and will be subject to impairment testing. The weighted average amortization period of the definite-lived intangible assets is approximately four years. The goodwill and other intangible assets recorded for PPI will be deductible for income taxes purposes.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The aggregate purchase price has been allocated to the estimated fair values of the assets and liabilities acquired based on a preliminary valuation of these assets and liabilities. The Company expects to finalize the valuations of the assets and liabilities of the PPI Companies prior to the end of 2007 at which time adjustments will be made, as required.

Transport Services.  On October 24, 2006, SPI purchased certain assets of Transport Services of Oklahoma, Inc., a fuel transportation company. The purchase price was $0.6 million of which $0.4 million was allocated to property and equipment and $0.2 million to goodwill.

Pecos.  On September 18, 2006, the Company purchased the common stock of Pecos, Inc. and its subsidiaries (“Pecos”) for approximately $157.4 million. The consideration included the purchase of the common stock of Pecos for $62.5 million, payments of $77.0 million to retire the outstanding bank debt of Pecos, direct expenses related to the transaction totaling $10.3 million and the issuance of Class A Units valued at $7.6 million. The value assigned to the Class A Units was based on the estimated fair value of the units as of the acquisition date. Pecos supplies fuels, lubricants and related petroleum products and services to marine, commercial, industrial and automotive customers operating predominately on the West Coast of the United States and in the Panama Canal.

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of Pecos are as follows (in thousands):

Current assets, net of cash acquired	$136,510
Property and equipment	28,590
Other assets	3,702
Intangibles	36,922
Goodwill	35,685

Total assets acquired	241,409
Current liabilities assumed	65,887
Deferred tax liabilities	14,264
Other liabilities	3,888

Total liabilities assumed	84,039

Net assets acquired	$157,370

Identified intangibles include: customer relationships of $36.0 million which are being amortized over ten years, non-compete agreements of $0.1 million which are being amortized over periods ranging from two to five years and $0.8 million for the General Petroleum trade name which has been assigned an indefinite life and will be subject to impairment testing. The weighted average amortization period of the definite-lived intangible assets is approximately ten years.

Canyon.  On September 18, 2006, the Company purchased the common stock of Canyon State Oil Company, Inc. (“Canyon”) for approximately $39.6 million. The consideration included the purchase of the common stock of Canyon for $33.9 million, payments of $2.5 million to retire the outstanding bank debt of Canyon and direct expenses related to the transaction of $3.2 million. Canyon supplies fuels, lubricants and related petroleum products and services to commercial, industrial and automotive customers operating primarily in the southwest region of the United States.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of Canyon are as follows (in thousands):

Current assets, net of cash acquired	$33,218
Property and equipment	7,249
Other assets	10
Intangibles	12,772
Goodwill	14,858

Total assets acquired	68,107
Current liabilities assumed	19,978
Deferred tax liabilities	6,240
Other liabilities	2,289

Total liabilities assumed	28,507

Net assets acquired	$39,600

Identified intangibles include: customer relationships of $12.3 million which are being amortized over five years, non-compete agreements of $0.2 million which are being amortized over one year and the Canyon State Oil trade name of $0.3 million which has been assigned an indefinite life and will be subject to impairment testing. The weighted average amortization period of the definite lived intangible assets is approximately five years.

McLain Truck Service.  On June 13, 2006, SPI purchased certain assets and assumed certain liabilities of McLain Truck Service, Inc. (“McLain”), a marketer and distributor of petroleum products in Texas and New Mexico. The purchase price was $2.2 million and included liabilities assumed of $0.5 million, of which $1.9 million was allocated to current assets, $0.5 million to property, $0.1 million to a non-compete agreement and $0.2 million to goodwill.

Hartney Companies.  On January 12, 2006, the Company purchased the common stock of Hartney Fuel Oil Co., Hartney Brothers, Inc., Petroleum Supply Company, Inc., and the assets of Energy Transport, Inc. (collectively the “Hartney Companies”) for approximately $20.8 million, including contingent consideration of $2.8 million paid in March 2007. The Hartney Companies supply refined fuels and inventory management services to the transportation industry in the Midwestern United States.

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of the Hartney Companies are as follows (in thousands):

Current assets, net of cash acquired	$22,906
Property and equipment	323
Intangibles	14,492
Goodwill	5,027

Total assets acquired	42,748
Current liabilities assumed	20,093
Deferred tax liabilities	1,840

Total liabilities assumed	21,933

Net assets acquired	$20,815

The intangible assets include: Contractual customer relationships of $1.2 million which were amortized over one year, non-contractual customer relationships of $12.7 million which are being amortized over 20 years

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

and $0.5 million for the Hartney trade name which has been given an indefinite life and will be subject to impairment testing. The weighted average amortization period of the definite-lived intangible assets is approximately seven and one half years. Customer relationships of $9.4 million are deductible for income tax purposes.

Additional contingent consideration of up to $1.3 million will be paid if certain operating results for the twelve month period ending January 2008 are achieved. Contingent consideration paid will be recorded as goodwill.

Unaudited Pro Forma Information.  The Company’s consolidated statements of operations include the results of operations of the Hartney Companies subsequent to January 12, 2006, Pecos and Canyon subsequent to September 18, 2006 and the PPI Companies subsequent to May 1, 2007. The following unaudited summary presents the revenues and net income of SPI assuming that these acquisitions had been completed as of July 1 of each of the fiscal years shown below (in thousands):

	2006	2007

Revenues	$3,239,005	$3,749,505
Net income	12,909	19,958

The acquisitions of Transport Services and McLain Truck Services were not included in the unaudited pro forma information since these acquisitions collectively were not significant. The unaudited pro forma information may not be indicative of the results that would have been obtained had the acquisitions actually occurred at the beginning of each of the periods presented, nor is it intended to be a projection of future results.

3.	Inventories

Inventories consist of the following (in thousands):

	June 30,
	2006	2007

Diesel	$6,792	$18,211
Gasoline	463	1,815
Lubricants and other	5,960	34,901
Less: Adjustment of LIFO inventories	—	(227)

	$13,215	$54,700

Inventories valued using the LIFO method of determining cost totaled $10.5 million at June 30, 2007. Had these inventories been valued at current cost, their carrying value would have been approximately $0.2 million higher at June 30, 2007. At June 30, 2006 there were no inventories valued using the LIFO method of determining cost.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Property and Equipment

The Company’s investment in property and equipment is summarized as follows (in thousands):

	June 30,
	2006	2007

Land	$272	$753
Buildings	230	3,153
Transportation equipment	12,038	34,786
Tanks and other equipment	8,867	35,002
Furniture and fixtures	2,152	5,239
Leasehold improvements	—	5,986
Construction in progress	2,190	1,081

	25,749	86,000
Less accumulated depreciation	8,449	19,613

Property and equipment, net	$17,300	$66,387

Depreciation expense was approximately $3.3 million, $4.7 million and $11.8 million for the years ended June 30, 2005, 2006 and 2007, respectively.

5.	Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill for the year ended June 30, 2007 is summarized below (in thousands):

Balance at June 30, 2005	$19,592
Acquisitions
Hartney	2,263
McLain	226

Balance at June 30, 2006	22,081
Acquisitions
Pecos	35,685
Canyon	14,858
PPI	10,950
Hartney	2,764
Transport Services	179
Goodwill of consolidated affiliate	850

Balance at June 30, 2007	$87,367

In March 2007, the Company paid additional consideration of $2.8 million related to its purchase of the Hartney Companies. This additional consideration was recorded as goodwill.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Other intangible assets consisted of the following (in thousands):

							Weighted
	June 30, 2006			June 30, 2007			Average Life
	Gross		Net	Gross		Net	at June 30,
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	2007
	Amount	Amortization	Amount	Amount	Amortization	Amount	(Years)

Intangible assets with determinable lives:
Customer relationships	$28,030	$(2,472)	$25,558	$81,921	$(9,040)	$72,881	9.9
Customers under contract	1,230	(577)	653	1,230	(1,230)	—	1.0
Trade name	6,000	(844)	5,156	2,287	(1,219)	1,068	10.0
Proprietary technology	600	(270)	330	600	(390)	210	5.0
Non-compete agreements	675	(130)	545	2,202	(734)	1,468	6.2

	36,535	(4,293)	32,242	88,240	(12,613)	75,627
Intangible assets with indefinite lives:
Trade names	532	—	532	1,952	—	1,952

	$37,067	$(4,293)	$32,774	$90,192	$(12,613)	$77,579

In May 2007, one of the Company’s distribution partners informed the Company of its intent to terminate its agreement with the Company. As a result of the pending termination of this agreement, the Company has recorded an impairment charge of $2.2 million to reduce the carrying value of the intangible asset recorded for the customer relationships serviced through this distribution partner to its estimated fair value based on discounted estimated cash flows expected to be derived from these customer relationships, and an impairment charge of $3.7 million to reduce the carrying value of the trade name for the service provided through this distribution partner to its estimated fair value based on discounted estimated savings derived from ownership of the trade name.

Amortization expense for all definite-lived intangible assets for the years ended June 30, 2005, 2006 and 2007 was $1.5 million, $2.5 million and $8.4 million, respectively. Amortization expense for each of the succeeding five fiscal years is estimated to be $15.7 million for 2008, $8.7 million for 2009, $8.1 million for 2010, $8.0 million for 2011 and $7.9 million for 2012.

6.	Long-Term Debt

Long-term debt consisted of the following (in thousands):

	June 30,
	2006	2007

Senior secured revolving loan due 2011	$—	$174,510
Senior secured term loan due 2013	—	153,450
Senior secured credit facility due 2009	78,065	—
Note payable due 2015	1,054	1,009
Other notes payable	5,312	1,303
Subordinate notes	12,210	—

	96,641	330,272
Less current maturities	1,571	1,851

	$95,070	$328,421

On September 18, 2006, the Company refinanced its credit facility due 2009 with a $185.0 million revolving credit agreement (the “Revolver”) and a $155.0 million term loan agreement (the “Term Loan”).

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Revolver, which was increased to $235.0 million on May 1, 2007 and to $285.0 million on August 30, 2007, matures on September 18, 2011 and bears interest at a variable rate of LIBOR plus an applicable percentage based on the current fixed charge coverage ratio, as defined. The interest rate on the Revolver was 7.12% at June 30, 2007. The Company also pays a commitment fee based on the current fixed charge coverage ratio on the Revolver’s unused balance. The commitment fee was 0.25% at June 30, 2007. The Revolver is collateralized by accounts receivable and inventories. The Term Loan matures on June 30, 2013 and bears interest at a variable LIBOR rate plus 4.5%. The interest rate on the Term Loan was 9.86% at June 30, 2007. The Term Loan is payable in quarterly installments of $0.4 million plus interest and four quarterly balloon payments during the last year of the term each in the amount of $36.4 million plus interest. In addition to the scheduled principal payments, the Term Loan requires the Company to apply 75% of its excess cash flows, as defined, to the outstanding balance of the Term Loan. There were no such excess cash flows for the year ended June 30, 2007. The Term Loan is collateralized by all of the Company’s assets other than accounts receivable and inventories.

The debt issuance costs incurred in connection with the Revolver and Term Loan totaled $7.1 million. This cost has been deferred and is being amortized over the terms of the Revolver and Term Loan on a straight-line basis, which does not differ significantly from the effective interest method. Unamortized deferred financing costs of $1.0 million related to the credit facility due 2009 have been expensed and are reported as loss from the early extinguishment of debt in the consolidated statement of operations for the year ended June 30, 2007.

The Revolver and Term Loan require the Company to maintain interest rate protection on approximately $115.0 million of the total amount of its outstanding debt. At June 30, 2007, the Company had effectively fixed the variable portion of the interest rate on $185.0 million of the borrowings under the Revolver and Term Loan.

The Revolver and Term Loan require the Company to meet certain financial covenants and contain customary restrictive covenants, which include covenants that limit the ability to incur additional debt, create liens, dispose of property, pay dividends and make capital expenditures exceeding certain amounts, among others. As of June 30, 2007, the Company was in compliance the financial and non-financial covenants of the Revolver and Term Loan.

The note payable due 2015 bears interest at LIBOR plus 1.75%, 7.07% at June 30, 2007, and requires monthly payments of $6,670.

The subordinated notes at June 30, 2006 were paid in full in connection with the refinancing on September 18, 2006. At June 30, 2007, other debt is primarily a $0.5 million revolving line of credit for the Company’s operations in the Panama Canal and capital leases.

At June 30, 2007, the Company had outstanding letters of credit totaling $7.4 million.

The schedule of principal payments on long-term debt is as follows (in thousands):

Year ending June 30,
2008	$1,851
2009	2,276
2010	1,687
2011	1,683
2012	176,166
Thereafter	146,609

$330,272

Cash interest payments on long-term debt were $3.2 million, $5.5 million and $18.5 million during the years ended June 30, 2005, 2006 and 2007, respectively.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Members’ Equity

SPI was originally authorized to issue 533,000 senior preferred units, 13,250 junior preferred units and 119,250 common units. The initial capitalization of SPI included the issuance of 500,000 senior preferred units for net cash consideration of approximately $17.8 million, the issuance of 30,000 senior preferred units with a fair value of $3.0 million and the issuance of 13,250 junior preferred units with a fair value of $0.2 million. During the year ended June 30, 2004, SPI awarded grants of 62,938 common units to certain members of management. Of these common units, 25,175 units were to vest over five years and up to 37,763 units were to vest in the event of a qualified change of control depending on the amount of sales proceeds received. From time to time, SPI’s Board of Managers has increased the number of authorized units.

During the year ended June 30, 2005, SPI issued 6,000 senior preferred units in connection with its acquisitions. The fair value assigned to these units totaled $0.6 million. The Company also received additional net cash contributions of $4.7 million from certain of its senior preferred unit holders for which no additional units were issued.

During the year ended June 30, 2006, SPI issued 3,000 senior preferred units for cash contributions of approximately $0.2 million. The Company also received net cash contributions of $5.2 million from certain senior preferred unit holders for which no additional units were issued.

During the years ended June 30, 2005 and 2006, SPI issued 11,594 and 34,450 common units, respectively, to certain directors and members of management. Of these common units, 18,418 units were to vest over five years and up to 27,626 units were to vest in the event of a qualified change of control depending on the amount of sales proceeds received.

In September 2006, SPI and its members executed a recapitalization agreement (the “Recapitalization”) and an amended and restated limited liability company agreement (the “LLC Agreement”) pursuant to which all senior preferred, junior preferred and common units were converted into newly created Class A Units. In connection with the Recapitalization, certain unit holders made cash contributions of approximately $21.5 million and were issued 46,186 additional Class A Units. In addition, SPI awarded a grant of 6,625 Class A Units to a member of management. Of these units, 1,789 units vested on the grant date, 2,451 were subject to vesting over five years of additional service and up to 2,385 units were subject to vesting in the event of a sale of the Company depending on the amount of sales proceeds received. The Recapitalization also modified the 79,169 outstanding units previously granted to certain directors and members of management increasing the number of units subject to time vesting and decreasing the number of units vesting in the event of a qualified change of control or an initial public offering. Of these units, 10,832 are vested, 44,606 are subject to vesting upon additional service and 23,731 are subject to vesting upon a qualified change of control or an initial public offering of the Company.

Subsequent to the Recapitalization, SPI issued 13,829 Class A Units in exchange for cash contributions of approximately $3.3 million and issued 26,765 Class A Units as $7.6 million of the consideration for its acquisition of Pecos and 13,333 Class A Units as $5.0 million of the consideration for its acquisition of PPI. In addition, SPI granted 29,523 Class A Units to certain members of management which vest with the employees over three and five years pursuant to the grant agreements and 31,800 Class A Units to certain members of management which vest in the event of a qualified change of control or an initial public offering based on the amount of sales proceeds received.

The compensation expense recognized in connection with the grants of units to management is disclosed in note 11.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

SPI’s LLC Agreement establishes its Board of Managers and conveys to it the authority to conduct, direct and exercise full control over all activities of the Company. The LLC Agreement sets forth the order and priority of distributions as follows:

•	First, to holders of Class A Units in proportion of each unit holder’s share of Unreturned Actual Capital, as defined, until the cumulative distributions equal the Unreturned Actual Capital.

•	Second, to the holders of Class A Units in proportion of each unit holder’s share of Unreturned Deemed Capital, as defined, until the cumulative distributions equal the Unreturned Deemed Capital.

•	Third, to holders of Class A Units in proportion of each unit holder’s share of Unpaid Class A Yield, as defined, until the cumulative distributions equal the Unpaid Class A Yield.

•	Fourth, all amounts not otherwise distributed ratably to holders of the Class A Units.

8.	Minority Interest

In September 2006, SPI purchased a 50% interest in Canyon State Oil Company of Colorado, LLC (“CSOC’). SPI has consolidated CSOC pursuant to FASB Interpretation No. 46, as revised, Consolidation of Variable Interest Entities, and reports the 50% interest owned by the other investor as minority interest. SPI controls the day-to-day operations of CSOC, absorbs all losses and provides the working capital for its operations. At June 30, 2007, CSOC has net assets of $3.3 million, and for the year ended June 30, 2007, sales and net income were $19.7 million and $0.1 million, respectively.

Redeemable preferred stock issued by a subsidiary of Pecos is also reported as minority interest. Minority interest at June 30, 2007 is summarized as follows (in thousands):

Minority ownership in CSOC	$1,309
Preferred stock of Balboa Overseas Investment Corporation	775

$2,084

9.	Derivatives and Hedging Activities

Commodity Risk.  The Company is exposed to market risk for the price of diesel fuel specified in sales contracts with customers and from diesel fuel held in inventory. The Company manages this exposure through exchange traded and over-the-counter futures contracts. As of June 30, 2005 and 2006, derivatives which managed exposure to fixed price sales contracts were designated as cash flow hedges, derivatives which managed exposure of other sales contracts were designated as fair value hedges and derivatives which managed exposure of fuel held in inventory were not designated for hedge accounting. Accumulated other comprehensive income in the consolidated statement of members’ equity for the years ended June 30, 2005 and 2006 reflects unrealized gains of $1.2 million and $0.1 million, respectively, related to the cash flow hedges. Gains of $19,000 and $1.2 million recorded as a result of the ineffectiveness of cash flow hedges are reflected in the change in the derivative fair value in the statements of operations for the years ended June 30, 2005 and 2006, respectively. Losses of $0.1 million and $0.1 million recorded as a result of the ineffectiveness of fair value hedges are reflected in the change in the derivative fair value in the statements of operations for the years ended June 30, 2005 and 2006, respectively. Gains recognized on derivatives not designated for hedge accounting were $0.2 million and $0.1 million and are reflected in the consolidated statements of operations for the years ended June 30, 2005 and 2006, respectively, as change in derivative fair value. As of June 30, 2007, none of these derivatives were designated for hedge accounting; consequently, a gain of $0.1 million was recognized and is reflected in the consolidated statement of operations as change in derivative fair value.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Interest Rate Risk.  The Company’s Revolver and Term Loan require interest rate protection on approximately $115.0 million of its total outstanding debt. Accordingly, as of June 30, 2007 the Company had entered into a series of interest rate swap agreements on $185 million of its debt which mature between October 2008 and October 2009. Under these agreements, the Company will receive interest based on LIBOR plus a margin and pay an effective fixed rate of 6.553% on the notional amount of $185.0 million. For the year ended June 30, 2007, the fair value of these derivatives was $0.7 million and is reflected in accumulated other comprehensive income in the consolidated statement of members’ equity.

At June 30, 2006, the Company was a party to an interest rate swap agreement with a notional amount of $20.0 million. The fair value of this agreement was $0.7 million and is reflected in accumulated other comprehensive income in the consolidated statement of members’ equity.

Fair Value.  The Company records all of its derivative instruments at fair value. The following table is a summary of fair values of the derivative instruments reflected in the consolidated balances sheets (in thousands):

	June 30,
	2006	2007

Other current assets
Commodity contracts	$2,377	$3,892
Interest rate swaps	—	—

	2,377	3,892
Other assets
Commodity contracts		60
Interest rate swap	693	710

	693	770
Other current liabilities
Commodity contracts	1,272	2,901

10.	Income Taxes

The provision for income taxes by taxing jurisdiction was (in thousands):

	Years Ended June 30,
	2005	2006	2007

Current tax provision
Federal	$1,471	$6,692	$13,130
State	268	1,030	3,102
Foreign	—	—	—

	1,739	7,722	16,232
Deferred tax provision (benefit)
Federal	(238)	(1,232)	(4,918)
State	(43)	(184)	(994)
Foreign	—	—	—

	(281)	(1,416)	(5,912)

Income tax provision	$1,458	$6,306	$10,320

The Company made income tax payments of $0.5 million, $7.2 million and $23.6 million during the years ended June 30, 2005, 2006 and 2007.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A reconciliation of the expected tax expense using the statutory U.S. tax rate with the actual income tax expense is summarized below (in thousands):

	Years Ended June 30,
	2005	2006	2007

Income tax expenses using the U.S. statutory rate	$1,125	$6,028	$10,410
State income taxes, net of federal benefit	292	887	1,305
Non-deductible expenses	35	158	176
Foreign tax rate differences	—	—	(836)
Other	6	(767)	(735)

	$1,458	$6,306	$10,320

The tax effects of significant temporary differences representing deferred tax assets and liabilities at June 30, 2006 and 2007, were as follows (in thousands):

	June 30,
	2006	2007

Deferred tax assets
Allowance for doubtful accounts	$450	$1,652
Accrued compensation	449	2,528
Equity-based compensation	—	1,274
Other	314	1,469

Total deferred tax assets	1,213	6,923
Deferred tax liabilities
Property and equipment	(1,114)	(5,184)
Intangible assets	(8,939)	(25,411)
Accumulated other comprehensive income	(326)	(291)
Change in derivative fair value	(389)	—
Prepaid expenses	—	(452)
Other	(159)	—

Total deferred tax liabilities	(10,927)	(31,338)

Net deferred tax liabilities	$(9,714)	$(24,415)

11.	Share-Based Payments

The Company adopted SFAS 123R, Share-Based Payments, on July 1, 2006 and now measures the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award at the grant date rather than its intrinsic value, the method used by the Company prior to its adoption of SFAS 123R.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table is a summary of equity units awarded to management at the discretion of the Company’s Board of Managers during the three years ended June 30, 2007:

	Number of Units
	Vest Based	Vest Based on
	on Service	Performance	Total

Outstanding at July 1, 2004	25,175	37,763	62,938
Granted	4,637	6,956	11,593
Vested	(3,776)	—	(3,776)
Cancelled	(477)	(716)	(1,193)

Outstanding at June 30, 2005	25,559	44,003	69,562
Granted	21,730	12,720	34,450
Vested	(4,472)	—	(4,472)
Cancelled	(11,448)	(17,172)	(28,620)

Outstanding at June 30, 2006	31,369	39,551	70,920
Granted	33,763	34,185	67,948
Modified	15,820	(15,820)	—
Vested	(21,044)	—	(21,044)
Cancelled	(3,731)	(2,099)	(5,830)

Outstanding at June 30, 2007	56,177	55,817	111,994

The equity unit awards that vest based on service generally vest over three or five years. The equity unit awards that vest based on performance will vest only upon a qualified change of control or an initial public offering.

Upon adoption of SFAS 123R on July 1, 2006, there was no impact to the Company’s financial statements. During the year ended June 30, 2007, the Company issued 33,763 Class A Units to certain members of management and recorded approximately $0.8 million of related compensation expense. Compensation was based on the fair value of the newly issued units at the date of grant and the vesting period of the grants. In addition, the Company modified the grants of 79,169 Class A Units issued to certain members of management prior to July 1, 2006. This modification occurred in September 2006 and resulted in the recognition of compensation expense of approximately $2.1 million during the year ended June 30, 2007. Compensation expense for the modified units was based on the difference between the fair value of the units prior to the modification and their fair value after the modification. Compensation expense associated with the modified units that had vested as of the modification date was recognized at that date. Compensation expense for the unvested modified units is being recognized over the remaining vesting period. At June 30, 2007, $4.8 million of compensation expense related to the unvested units attributable to future service had not yet been recognized. This amount will be recognized in expense over a weighted average period of 2.1 years.

Fair value of the Class A Units was determined using the methodology outlined by the American Institute of Certified Public Accountants in its practice aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. This methodology included:

•	Estimating the Company’s fair value as of grant and modification dates by discounting estimated cash flows at a rate commensurate with the relevant risk associated with the cash flows and the time value of money. Incorporated in the valuation analysis is a discount to reflect the lack of marketability and control inherent in the units.

•	Allocating the Company’s fair value to its debt and equity holders through a series of call options on Company’s fair value.

•	Determining the portion of Company’s fair value specifically attributed to each grant.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As part of the valuation, the Black-Scholes option pricing model was used to estimate the value of the call options on the Company’s value. The assumptions listed below were made in applying this option pricing model.

•	The underlying security price for the options was assumed to be the Company’s value as determined by discounting its cash flows.

•	The exercise prices of the options were based on the amounts to which each equity class would be entitled if a liquidation event were to occur.

•	The terms of the options were based on assumptions of various liquidation dates which ranged from 1 to 3 1/2 years and were weighted on the likelihood of the assumed liquidation occurring.

•	Volatility was based on the historical volatilities of comparable companies and ranged from 35.7% to 42.9%.

•	Risk-free rates were based on US Treasury Strips which corresponded with the assumed terms of the options and ranged from 4.8% to 5.04%.

For the year ended June 30, 2007, the weighted average fair value of the awards granted was $113.05 per unit, the weighted average fair value of the awards that vested was $74.16 per unit, the weighted average fair value of the awards cancelled was $74.32 per unit and the weighted average fair value of the awards outstanding was $97.60 per unit.

12.	Retirement Plans

The Company sponsors defined contribution plans to provide substantially all qualified employees an opportunity to accumulate personal funds for their retirement. The Company matches a certain percentage of each employee’s voluntary contribution and may make other discretionary contributions. All contributions are made in cash and allocated to funds selected by the employee. Contributions to these plans totaled $0.1 million, $0.2 million and $0.7 million for the years ended June 30, 2005, 2006 and 2007, respectively.

13.	Commitments and Contingencies

Lease Commitments.  The Company leases equipment and office and warehousing space under operating lease agreements. The following table summarizes the Company’s future minimum payments under non-cancellable operating lease agreements at June 30, 2007 (in thousands):

2008	$7,900
2009	7,373
2010	6,447
2011	5,779
2012	4,655
Thereafter	17,675

$49,829

Rent expense was $0.7 million, $0.8 million and $4.7 million for the years ended June 30, 2005, 2006 and 2007, respectively.

Other Commitments.  At June 30, 2007, the Company had issued letters of intent in connection with several potential acquisitions. The total of the consideration that would be paid should these acquisitions be completed will be approximately $40.3 million.

Litigation.  The Company is party to various legal actions that are ordinary and incidental to its business. While the outcome of pending legal actions cannot be predicted with certainty, the Company believes the outcome of these various proceedings will not have a material adverse effect on its consolidated financial statements.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Related Party Transactions

The Company sells fuel to companies owned by certain of its members or immediate family members of its members. During the years ended June 30, 2005, 2006 and 2007, such sales amounted to approximately $3.2 million, $4.8 million and $22.0 million, respectively. During the year ended June 30, 2007, the Company purchased technology services from a company partially owned by a member and degreaser products for resale from a company owned by an immediate family member of a member. Such purchases totaled approximately $0.3 million.

The Company has a professional services agreement with certain of its members. The consolidated statements of operations for the years ended June 30, 2005, 2006 and 2007 include management fees of approximately $0.6 million, $0.8 million and $1.4 million, respectively, incurred pursuant to this agreement. In addition, the Company incurred fees of $12.0 million related to services provided by these members related to the acquisitions completed during the year ended June 30, 2007, the Revolver and Term Loan and the recapitalization. These fees were recorded as follows: $6.7 million as consideration for the purchases of Pecos, Canyon and PPI, $2.6 million as debt issuance cost and $2.6 million as a reduction of members’ equity. Certain of these fees have been deferred and are reported as fees due to related party in the consolidated balance sheet at June 30, 2007. These deferred fees are accruing interest at 9.7%.

The Company leases warehouses and offices from unconsolidated affiliated entities which amounted to $0.2 million, $0.2 million and $1.3 million for the years ended June 30, 2005, 2006 and 2007, respectively.

Certain members of the Company’s management have guaranteed the payment of notes payable to the Company in the amount of $1.0 million. These notes are included in the related party receivable in the consolidated balance sheet at June 30, 2007.

Certain members of the Company’s management own 7,750 redeemable preferred shares in one of the Company’s subsidiaries. These shares, which have a par value of $100 per share and accrue a 5% annual dividend, are reported as minority interest.

At June 30, 2007, the Company had cash and cash equivalents of $1.1 million on deposit with a financial institution that has an ownership interest in one of the Company’s members. This financial institution is the custodian of the Company’s marketable securities which total $1.8 million at June 30, 2007 and participates in the Company’s Term Loan in the amount of $5.0 million.

15.	Reportable Operating Segments

The Company is engaged in the marketing and distribution of refined petroleum products and provides logistics and energy management services to its customers in the United States and the Panama Canal. The Company has identified its operating segments based on management responsibility and has aggregated them into a single reportable segment as permitted by SFAS 131, Disclosure about Segments of an Enterprise and Related Information.

Revenue by product line is as follows (in thousands):

	Years Ended June 30,
	2005	2006	2007

Diesel	$791,324	$1,523,559	$2,775,853
Lubricants	22,135	34,675	221,474
Gasoline	21,389	37,047	157,484
Services and other products	9,068	17,332	53,001

	$843,916	$1,612,613	$3,207,812

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Geographic information is as follows (in thousands):

	Years Ended June 30,
	2005	2006	2007

Revenue:
United States	$843,916	$1,612,613	$3,184,828
Panama Canal	—	—	22,984

	June 30,
	2006	2007

Property and equipment, intangible assets and goodwill (in thousands):
United States	$72,155	$230,090
Panama Canal	—	1,243

16.	Subsequent Event

SPI formed Maxum Petroleum (“Maxum”), a Delaware corporation, to undertake a public offering of common stock. Maxum filed a Form S-1 with the Securities and Exchange Commission on August 13, 2007. In the event the public offering is undertaken, SPI will be merged with and into Maxum with Maxum being the surviving corporation.

Independent Auditor’s Report

To the Board of Directors
The Hartney Companies
Forest View, Illinois

We have audited the accompanying combined balance sheet of The Hartney Companies as of September 30, 2005, and the related combined statements of income, stockholders’ equity and cash flows for each of the two years in the period ended September 30, 2005. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hartney Companies as of September 30, 2005, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/  McGladrey & Pullen

Elkhart, Indiana
December 6, 2005

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

The Hartney Companies

Combined Balance Sheet
September 30, 2005

ASSETS
Current Assets
Cash	$4,701,308
Receivables:
Trade	27,948,348
Sales and excise tax refunds and rebates	2,011,137
Inventories	98,660
Deferred tax assets	26,800
Other	14,882

Total current assets	34,801,135
Property and Equipment, at depreciated cost	106,077
Deferred Tax Assets	1,100

$34,908,312

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable, stockholders	$3,025,004
Accounts payable	22,889,611
Accrued expenses:
Bonuses to officers	2,400,000
Sales and use taxes payable	1,836,455
Credit fees, stockholders	270,000
Income taxes	603,604
Other	233,941

Total current liabilities	31,258,615

Commitments and Contingencies
Stockholders’ Equity
Common stock	247,143
Retained earnings	3,447,204

3,694,347
Less cost of treasury stock	(44,650)

3,649,697

$34,908,312

See Notes to Financial Statements.

The Hartney Companies

Combined Statements Of Income
Years Ended September 30, 2004 and 2005

	2004	2005

Revenue	$418,836,163	$528,694,176
Cost of revenues	412,928,525	520,475,492

Gross profit	5,907,638	8,218,684
Operating expenses	5,081,476	4,646,401

Operating income	826,162	3,572,283

Nonoperating (income) expense:
Interest income	(2,038)	(5,862)
Interest expense and credit fees, stockholders	115,814	592,167
	113,776	586,305

Income before income taxes	712,386	2,985,978
Federal and state income taxes	46,800	626,189

Net income	$665,586	$2,359,789

See Notes to Financial Statements.

The Hartney Companies

Combined Statements Of Stockholders’ Equity
Years Ended September 30, 2004 and 2005

			Less Cost
	Common	Retained	of Treasury
	Stock	Earnings	Stock	Total

Balance, September 30, 2003	$247,143	$1,385,638	$(44,650)	$1,588,131
Net income	—	665,586	—	665,586
Dividends	—	(831,465)	—	(831,465)

Balance, September 30, 2004	247,143	1,219,759	(44,650)	1,422,252
Net income	—	2,359,789	—	2,359,789
Dividends	—	(132,344)	—	(132,344)

Balance, September 30, 2005	$247,143	$3,447,204	$(44,650)	$3,649,697

See Notes to Financial Statements.

The Hartney Companies

Combined Statements Of Cash Flows
Years Ended September 30, 2004 and 2005

	2004	2005

Cash Flows From Operating Activities
Net income	$665,586	$2,359,789
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,609	4,741
(Gain) on sale of property and equipment	—	(9,681)
Deferred income taxes	45,800	22,700
Change in assets and liabilities:
Decrease (increase) in:
Receivables:
Trade	(4,410,726)	(9,669,774)
Sales and excise tax refunds and rebates	(1,155,266)	(726,128)
Inventories	142,990	(98,660)
Other	1,000	2,300
Increase in:
Accounts payable	2,002,971	7,699,675
Accrued expenses	1,097,179	1,522,405

Net cash provided by (used in) operating activities	(1,608,857)	1,107,367

Cash Flows From Investing Activities
Proceeds from sale of property and equipment	—	9,681
Purchase of property and equipment	—	(60,582)

Net cash (used in) investing activities	—	(50,901)

Cash Flows From Financing Activities
Net borrowings on notes payable, stockholders	112,568	317,285

Increase (decrease) in cash	(1,496,289)	1,373,751
Cash, beginning	4,823,846	3,327,557

Cash, ending	$3,327,557	$4,701,308

See Notes to Financial Statements.

The Hartney Companies

Notes To Financial Statements

Note 1.	Nature of Business, Principles of Combination, Use of Estimates, and Significant Accounting Policies

Nature of business:

Hartney Fuel Oil Co. (“Hartney”) sells refined fuel products to a variety of transportation customers located primarily in the Midwest generally on terms ranging from net 10 to net 30.

Petroleum Supply Company, Inc. (“Petroleum”) purchases refined fuel products from third parties and sells exclusively to Hartney.

Energy Transport, Inc. (“Energy”) provides transportation services for refined fuel products sold by Hartney and others.

Hartney Brothers, Inc. (“Brothers”) owns and leases delivery trucks and trailers to Energy.

Principles of combination:

The combined financial statements include the accounts of Hartney, Petroleum, Energy and Brothers. All significant intercompany accounts and transactions have been eliminated in the combination. Hartney, Petroleum, Energy and Brothers are collectively referred to as “the Companies.”

The Companies are 100 percent owned by the Hartney Family and are combined based on common ownership.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies:

Cash:

The Companies have cash on deposit in financial institutions which, at times, may be in excess of FDIC insurance limits.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. The Companies do not have an allowance for doubtful accounts at September 30, 2005. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. In conjunction with the Company’s credit terms, trade receivables are considered to be past due if any portion of the receivable balance is outstanding for more than 30 days after the respective invoice date. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories:

Inventories, consisting of fuel and oil, are stated at the lower of cost (first-in, first-out) or market.

The Hartney Companies

Notes To Financial Statements — (Continued)

Depreciation:

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings and improvements	5 — 39
Trucks and equipment	5

Revenue recognition:

The Companies recognize revenue when the earnings process is substantially complete, risk of loss has passed to the customer through shipment under terms F.O.B. destination and it does not have obligations for future performance. Delivery income is recognized upon delivery of the fuel. Delivery expense is recorded as a component of cost of revenues.

Note 2.	Property and Equipment

Property and equipment at September 30, 2005 consists of the following:

Building and improvements	$376,384
Trucks and equipment	791,801

1,168,185
Less accumulated depreciation	1,062,108

$106,077

Note 3.	Pledged Assets, Line of Credit, and Long-Term Debt

Hartney has a line of credit with a bank totaling $9,500,000, which is used to support letters of credit. There were no borrowings at September 30, 2005. Letters of credit at September 30, 2005 totaled approximately $9,167,000 and were issued to satisfy suppliers’ credit policies. Borrowings against the line bear interest at prime (6.75% at September 30, 2005), are collateralized by substantially all of Hartney’s assets, guaranteed up to $800,000 by certain stockholders, are subject to certain financial covenants, and are due on demand. The agreement expires in September 2006.

Effective for the year ended September 30, 2005, the Companies have agreed to pay the stockholders approximately $270,000 for their guarantees of the Companies’ line of credit agreement. The payment is equal to approximately 3.00% of the issued letters of credit, has been accrued for in the accompanying September 30, 2005 balance sheet and has been included with interest expense in the related statement of income.

At September 30, 2005, the Companies have unsecured notes payable with their stockholders totaling $3,025,004. The notes bear interest at 14.0% and are due on demand. The interest rate was increased from 6.0% to 14.0% effective January 1, 2005. Interest expense to stockholders in the accompanying statements of income totaled approximately $116,000 and $322,000 at September 30, 2004 and 2005, respectively.

The Hartney Companies

Notes To Financial Statements — (Continued)

Note 4.	Common Stock

The composition of common stock at September 30, 2005 is as follows:

	Par Value	Authorized	Issued	Outstanding	Amount

Hartney	$10.00	100,000	29,900	24,670	$199,493
Petroleum	None	1,000	1,000	1,000	1,000
Energy	None	1,000	1,000	1,000	1,000
Brothers	None	1,000	1,000	1,000	1,000

					$202,493

Reflected on the accompanying balance sheets as follows:
Common stock					$247,143
Less cost of 5,230 shares of treasury stock					(44,650)

					$202,493

Note 5.	Income Taxes

Petroleum and Brothers, with the consent of their stockholders, have elected to have their income taxed under Section 1362 of the Internal Revenue Code and a similar section of the state tax laws which provide that, in lieu of corporation income taxes, the stockholders account for their proportionate shares of Petroleum and Brothers’ items of income, deduction, losses, and credits. Therefore, these statements do not include any provision for corporation income taxes, relating to these entities. Petroleum and Brothers generally make distributions for stockholders’ income taxes resulting from taxable income.

The provision for Hartney and Energy’s federal and state income taxes for the years ended September 30, 2004 and 2005 is composed of the following:

	2004	2005

Current:
Federal	$—	$483,107
State	1,000	120,382

	1,000	603,489

Deferred:
Federal	$30,500	$15,100
State	15,300	7,600

	45,800	22,700

	$46,800	$626,189

Federal	$30,500	$498,207
State	16,300	127,982

	$46,800	$626,189

The Hartney Companies

Notes To Financial Statements — (Continued)

The reconciliation of the provisions for income taxes for the years ended September 30, 2004 and 2005 is as follows:

	2004	2005

Computed statutory amount	$105,800	$1,015,200
Amounts related to Petroleum and Brothers	(75,100)	(438,300)
State taxes, net of federal tax effect	16,100	78,000
Graduated rates	—	(28,711)

	$46,800	$626,189

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Federal and state income taxes are the tax payable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The composition of the deferred tax assets in the accompanying combined balance sheets at September 30, 2005 is as follows:

Deferred tax assets:
Accrued vacation	$26,800
Net operating loss carryforwards	1,100

$27,900

Reflected on the accompanying balance sheets as follows:
Current deferred tax asset	$26,800
Long-term deferred tax asset	1,100

$27,900

At September 30, 2005, Energy had net operating loss carryforwards of approximately $5,000 available under provisions of the Internal Revenue Code to be applied against future federal and state taxable income. These carryforwards expire through 2023.

Note 6.	Major Customers

Net sales to customers comprising 10% or more of total net sales for the years ended September 2004 and 2005 and the related trade receivable balance at September 30, 2005, are approximately as follows:

	2004	2005
			Trade
			Accounts
	Net Sales	Net Sales	Receivable

Customer A	$77,300,000	$56,700,000	$779,000
Customer B	47,400,000	64,100,000	1,558,000
Customer C	*	46,000,000	4,783,000

*	Customer comprised less than 10% of total net sales for the year.

The Hartney Companies

Notes To Financial Statements — (Continued)

Note 7.	Lease Agreements

The Companies lease land from The Metropolitan Water Reclamation District of Greater Chicago and another third party on a month-to-month basis for approximately $2,500 per month. The rental expense included in the statements of income for the years ended September 30, 2004 and 2005 is approximately $40,900 and $29,400 respectively.

Note 8.	Discretionary Bonuses

Hartney pays discretionary bonuses to certain key employees. Total discretionary bonuses expensed during the years ended September 30, 2004 and 2005 were approximately $3,110,000 and $2,400,000 respectively.

Note 9.	Commitments and Contingencies

The Companies are aware of soil pollution on a portion of the facilities it leases. The Companies believe the liability, if any, arising from this condition is the responsibility of the owners of an adjacent property and previous tenants. The Company does not believe it will incur any significant obligation in this matter.

The Internal Revenue Service (“IRS”) is currently conducting a field audit of Hartney’s 2004 federal income tax return. While the IRS audit has not yet been completed, Hartney does not believe it will incur any significant obligations in this matter.

Hartney will enter into purchase agreements to acquire a contracted number of gallons of fuel at a price that fluctuates with market rates to satisfy a corresponding sales contract with a customer to supply a similar number of gallons of fuel at a price per gallon that fluctuates with market rates; for the same duration of time. As a result, Hartney places itself in a fixed margin position relating to these long-term commitments which typically span for a period of a few months to as long as two years. At September 30, 2005, Harney has committed to purchase approximately 271,000,000 gallons of fuel to fulfill corresponding sales supply commitments. The number of gallons purchased under these commitments can be increased within defined parameters at Hartney’s sole discretion.

Note 10.	Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended September 30, 2004 and 2005 is as follows:

	2004	2005

Supplemental disclosures of cash flows information:
Cash payments for:
Interest	$115,814	$322,167

Income taxes	$1,000	$—

Supplemental schedule of noncash financing activities:
Dividends accrued, but not paid	$831,465	$132,344

Note 11.	Subsequent Event

Subsequent to September 30, 2005, the Companies entered into an agreement with a third party to sell 100% of the Hartney family interests.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Pecos, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Pecos, Inc. and its subsidiaries as of September 17, 2006 and September 30, 2005, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the period from October 1, 2005 to September 17, 2006 and for the years ended September 30, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pecos, Inc. and its subsidiaries as of September 17, 2006 and September 30, 2005, and the results of their operations and their cash flows for the period from October 1, 2005 to September 17, 2006 and for the years ended September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 12 to the consolidated financial statements, the Company has restated the consolidated financial statements for the year ended September 30, 2005.

/s/  WINDES & McCLAUGHRY ACCOUNTANCY CORPORATION

Long Beach, California
August 12, 2007

PECOS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	September 17,
	2005	2006
	(Restated)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,203,665	$1,187,324
Marketable securities	—	1,002,153
Trade accounts receivable, net of allowance for doubtful accounts of $1,484,000 — 2006 and $1,405,000 — 2005	65,896,981	104,486,521
Receivables from employees, related entities, and stockholders	3,651,719	8,486,665
Inventories	9,305,480	14,930,999
Income taxes receivable	1,016,799	1,589,492
Prepaid and other current assets	1,341,519	3,433,611
Other receivables, current portion	1,722,716	2,643,700
Deferred income taxes	1,067,005	2,676,601

	86,205,884	140,437,066

PROPERTY AND EQUIPMENT, net	15,726,317	25,140,119

OTHER ASSETS
Other receivables, net of current portion	1,152,670	1,767,436
Goodwill	2,952,208	3,077,208
Intangible assets, net	360,000	5,002,792
Other assets	854,782	734,521

	5,319,660	10,581,957

TOTAL ASSETS	$107,251,861	$176,159,142

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdraft	$—	$6,300,564
Accounts payable	31,829,306	49,726,061
Accrued expenses and other current liabilities	4,815,967	7,367,932
Short-term borrowings	34,225,000	73,450,000
Unearned stock compensation	493,109	3,136,475
Income taxes payable	716,405	48,249
Long-term debt, current portion	3,638,381	6,365,606

	75,718,168	146,394,887

NONCURRENT LIABILITIES
Long-term debt, net of current portion	5,845,460	1,319,308
Other noncurrent liabilities	—	23,811
Deferred income taxes	1,477,276	2,010,686

	7,322,736	3,353,805

COMMITMENTS (Notes 9, 16, 17 and 19)
MINORITY INTERESTS		775,000

STOCKHOLDERS’ EQUITY
Preferred stock, $100 par value, authorized 100,000 shares, issued and outstanding 7,750 shares — 2006 Common stock, $0.01 par value, authorized 10,000,000 shares, issued and outstanding 1,066,116 shares — 2006 and 1,192,116 shares — 2005	11,376	10,531
Additional paid-in capital	5,172,129	4,926,783
Retained earnings	19,027,452	20,697,810
Accumulated other comprehensive income	—	326

Total Stockholders’ Equity	24,210,957	25,635,450

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$107,251,861	$176,159,142

The accompanying notes are an integral part of these consolidated statements.

PECOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
AND COMPREHENSIVE INCOME

	For the	For the	For the
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

REVENUE
Product sales	$287,247,831	$429,720,816	$675,063,949
Transportation income	12,416,019	17,243,527	20,335,611
Commission and other income	1,278,917	1,994,043	3,400,505

	300,942,767	448,958,386	698,800,065

COST OF SALES	264,446,241	401,371,030	633,529,687

GROSS PROFIT	36,496,526	47,587,356	65,270,378

OPERATING EXPENSES
Other direct operating expenses	19,723,215	21,541,956	29,353,278
Transportation expenses	2,678,996	4,314,532	6,181,691
Marketing expenses	1,013,240	1,460,113	1,888,707
General and administrative expenses	3,127,434	7,340,078	11,539,061
Depreciation and amortization	2,260,926	2,921,175	4,452,419

	28,803,811	37,577,854	53,415,156

INCOME FROM OPERATIONS	7,692,715	10,009,502	11,855,222

OTHER INCOME (EXPENSE)
Interest expense	(654,631)	(1,378,746)	(4,528,605)
Other income, net	320,902	275,369	462,371

	(333,729)	(1,103,377)	(4,066,234)

INCOME BEFORE INCOME TAXES	7,358,986	8,906,125	7,788,988
PROVISION FOR INCOME TAXES	2,444,122	3,241,841	2,139,821

NET INCOME	4,914,864	5,664,284	5,649,167
OTHER COMPREHENSIVE INCOME
Unrealized gains on marketable securities	—	—	326

COMPREHENSIVE INCOME	$4,914,864	$5,664,284	$5,649,493

The accompanying notes are an integral part of these consolidated statements.

PECOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM OCTOBER 1, 2005 TO SEPTEMBER 17, 2006
AND FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

					Accumulated
					Other
			Additional		Compre-
	Outstanding		Paid-in	Retained	hensive
	Shares	Amount	Capital	Earnings	Earnings	Total

BALANCE AT OCTOBER 1, 2003	1,189,990	$11,900	$4,254,995	$10,674,691	$—	$14,941,586
ISSUANCE OF COMMON STOCK	29,350	294	353,648	—	—	353,942
ISSUANCE OF STOCK TO EMPLOYEE STOCK OWNERSHIP PLAN	18,968	189	398,140	—	—	398,329
REDEMPTION OF COMMON STOCK	(104,819)	(1,048)	(326,262)	(1,872,426)	—	(2,199,736)
NET INCOME	—	—	—	4,914,864	—	4,914,864

BALANCE AT SEPTEMBER 30, 2004	1,133,489	11,335	4,680,521	13,717,129	—	18,408,985
ISSUANCE OF COMMON STOCK	8,000	80	118,170	—		118,250
STOCK OPTION COMPENSATION	—	—	157,130	—	—	157,130
ISSUANCE OF RESTRICTED STOCK, AS RESTATED (Note 12)	54,500	—	—	—	—	—
ISSUANCE OF STOCK TO EMPLOYEE STOCK OWNERSHIP PLAN	13,373	133	475,260	—	—	475,393
REDEMPTION OF COMMON STOCK	(17,246)	(172)	(258,952)	(353,961)	—	(613,085)
NET INCOME	—	—	—	5,664,284	—	5,664,284

BALANCE AT SEPTEMBER 30, 2005, AS RESTATED	1,192,116	11,376	5,172,129	19,027,452	—	24,210,957
REDEMPTION OF COMMON STOCK	(84,500)	(845)	(245,346)	(3,978,809)	—	(4,225,000)
CANCELLATION OF RESTRICTED STOCK	(41,500)	—	—	—	—	—
NET INCOME	—	—	—	5,649,167	—	5,649,167
OTHER COMPREHENSIVE INCOME	—	—	—	—	326	326

BALANCE AT SEPTEMBER 17, 2006	1,066,116	$10,531	$4,926,783	$20,697,810	$326	$25,635,450

The accompanying notes are an integral part of these consolidated statements.

PECOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,914,864	$5,664,284	$5,649,167
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,260,926	2,921,175	4,452,419
Noncash stock compensation	—	650,239	2,643,366
Noncash pension contribution	398,329	475,393	—
Change in deferred income taxes	(56,528)	(403,691)	(1,076,186)
(Gain) loss on sale of assets	(320,420)	(30,938)	21,784
Change in operating assets and liabilities net of the effects of acquisition:
(Increase) decrease in:
Trade accounts receivable	(6,587,911)	(26,864,266)	(19,176,124)
Inventories	(3,018,642)	(1,314,273)	(109,126)
Taxes and other receivables	2,847,793	(1,838,333)	(987,678)
Prepaid and other assets	181,477	(889,081)	(807,209)
Increase (decrease) in:
Accounts payable	5,007,789	7,963,542	4,744,485
Accrued expenses and other liabilities	449,248	1,076,761	(9,625,053)

Net Cash Provided By (Used In) Operating Activities	6,076,925	(12,589,188)	(14,270,155)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to stockholders receivable	(405,862)	(3,426,857)	(5,178,506)
Collections from stockholders receivable	—	531,978	—
Purchase of marketable securities	—	—	(1,001,827)
Purchase of property and equipment	(1,902,138)	(2,881,033)	(7,681,712)
Proceeds from sale of assets	1,107,754	56,872	36,770
Purchase of assets of C.L. Bryant	—	—	(1,210,300)

Net Cash Used In Investing Activities	(1,200,246)	(5,719,040)	(15,035,575)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in bank overdraft	—	—	6,300,564
Net change in short-term borrowings	(1,150,000)	18,140,365	30,001,820
Proceeds from long-term debt	57,000	6,000,000	—
Proceeds from issuance of preferred shares	—	—	775,000
Payments on long-term debt	(2,221,846)	(4,253,480)	(4,562,995)
Proceeds from issuance of common stock	310,965	78,850	—
Redemption of common stock	(2,199,736)	(613,085)	(4,225,000)

Net Cash Provided By (Used In) Financing Activities	(5,203,617)	19,352,650	28,289,389

NET CHANGE IN CASH AND CASH EQUIVALENTS	(326,938)	1,044,422	(1,016,341)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,486,181	1,159,243	2,203,665

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,159,243	$2,203,665	$1,187,324

The accompanying notes are an integral part of these consolidated statements.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004

NOTE 1 —	Summary of Significant Accounting Policies

Nature of Business Operations

Pecos, Inc. (Pecos) and subsidiaries (collectively, the Company), is a wholesaler and distributor of marine, automotive and commercial petroleum products. The Company sells its products primarily on the West Coast and East Coast of the United States through its facilities in California (Long Beach, Los Angeles, Rancho Dominguez, Ventura, Modesto, Sacramento, Fresno, Bakersfield, and San Francisco), Seattle, Washington, Rock Hill, South Carolina, and Balboa, Panama.

Principles of Consolidation

The consolidated financial statements include the accounts of Pecos and its wholly owned subsidiaries, General Petroleum Corporation, Rainier Petroleum Corporation, GP Atlantic, Inc., Sedro-Woolley Holdings Corporation, and Marine Oil Service de Panama S.A. (MOSSA), and its wholly owned subsidiary, Balboa Overseas Investment Corporation (Balboa). All intercompany transactions and balances have been eliminated in consolidation.

Balboa includes the accounts of its wholly owned subsidiary, Trinidad Insurance Group Ltd. (Trinidad).

As of January 27, 2006, Balboa contributed an initial capital of $750,000 to Trinidad Insurance Group Ltd., which was incorporated in accordance with the laws of the Cayman Islands on October 25, 2005 and holds an Unrestricted Class ‘B’ Insurer’s License under Section 4(2) of the Cayman Islands Insurance Law. The license allows Trinidad to transact insurance business, other than domestic business, from with the Cayman Islands.

Change of Ownership

At September 18, 2006, the Company was acquired by Maxum Petroleum, Inc. (MPI), formerly known as Global Petroleum, Inc. in a 100% stock acquisition. (See Note 21.)

Basis of Presentation

The accompanying consolidated financial statements have been prepared under the accrual basis of accounting, which generally records items under historical costs in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented as of September 17, 2006 and for the period then ended due to the sale of the Company to MPI.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements. Estimates that are particularly significant, among others, include the Company’s revenue recognition policy, the valuation of the Company’s accounts receivable, the assessment of recoverability and the measurement of long-lived assets, valuation of the fair market value of stock options and appreciation rights for stock-based compensation, and the valuation of deferred tax assets.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments purchased with original maturities of three months or less. At September 30, 2005 and September 17, 2006, and throughout the

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

periods, the Company has maintained cash balances in excess of federally insured limits. Historically, the Company has not realized any losses from such concentration of risk.

Disclosures about Fair Value of Financial Instruments

The carrying amounts of cash equivalents, receivables, accounts payable, marketable securities, and accrued expenses approximate fair value because of the short-term maturities of these instruments. The carrying amounts of the Company’s notes receivable and long-term debt approximate fair value, because their interest rates are based on variable reference rates or rates currently available to the Company for instruments with similar terms.

Marketable Securities

The Company’s investments are considered to be “available for sale” and are recorded in the consolidated balance sheet at their fair market values. Fair market values are based on the last reported prices from independent securities brokers at September 17, 2006.

Any unrealized gains and losses, calculated by reference to the cost or amortized cost, as appropriate, are disclosed as accumulated other comprehensive income, a component of stockholders’ equity, in the consolidated balance sheet.

Realized gains and losses on disposal of investments are included in investment income on the consolidated statement of income and are derived using the specific identification method of determining the cost or amortized cost of the securities held.

Trade Accounts Receivable

Trade accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company performs ongoing credit evaluations of each customer’s financial condition, but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors involving credit risk of customers, historical trends, and other information. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Inventories

Inventories consists of diesel fuel and marine, automotive, commercial and industrial lubricants and are stated at the lower of cost (first-in, first-out) or market based on published price from the Oil Price Information System (OPIS).

Property and Equipment

Property and equipment items are stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses on property and equipment are credited or charged to earnings when the related asset is either sold or disposed of.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Long-Lived Assets

The Company tests long-lived assets, including property and equipment and identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment exists, then the excess of the carrying amount over the fair value of the long-lived assets will be charged to earnings at that time. Management believes that there is no impairment of long-lived assets at September 17, 2006. However, there can be no assurance that market conditions or demand for the Company’s products or services will continue in the future, which may cause impairment in the future.

Business Acquisitions

Business acquisitions are accounted for under the purchase method of accounting and the assets acquired and liabilities assumed are recorded at the fair value as of the acquisition dates. The operations of the acquired business are included in the accompanying financial statements commencing on the date of acquisition.

Goodwill

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in the acquisition of General Petroleum Corporation, GP Atlantic, Inc., C.L. Bryant, and MOSSA. Goodwill is deemed to have an indefinite life and is not amortized, but rather tested at least annually for impairment. The goodwill impairment test has two steps. The first identifies potential impairment by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write down is recorded. The Company performs a goodwill impairment test annually, and no impairment charge was found to be necessary.

Intangible Assets

Intangible assets consists of covenants not to compete, customer lists, and contractual arrangements which have estimable finite useful lives. The estimable finite useful lives are used as the basis for their amortization. The estimated useful lives of such assets are determined using a number of factors, including the demand for the asset, competition and the level of expenditure required to maintain the cash flows associated with the asset. Intangible assets are evaluated for impairment using a process similar to that used to evaluate other long-lived assets.

Provision for Outstanding Insurance Losses

Effective October 31, 2005, the Company assumed reinsurance of auto liability, general liability, and workers’ compensation risks from an unrelated insurance company based in the United States of America. The underlying policy is issued to the subsidiaries of Pecos. The limits of liability assumed by the Company are $500,000 for each auto liability, general liability and workers’ compensation, with a $2,000,000 annual aggregate limit.

The Company determines its provision for outstanding insurance losses reported on the basis of the losses reported by the Company’s ceding insurer. The Company provides for insurance losses incurred but not reported on the basis of the advice of an independent actuary.

In the opinion of management, these provisions are considered adequate to cover the estimated ultimate liability of losses incurred at the consolidated balance sheet date. Consistent with most companies with similar insurance operations, the Company’s provision for outstanding insurance losses, although supported by

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

actuarial projections, is ultimately based on management’s reasonable expectations of future events. It is reasonably possible that the expectations associated with these amounts could change in the near term (i.e. within one year) and that the effect of such changes could be material to the consolidated financial statements.

Revenue Recognition

Revenue is primarily generated from the sale of fuel and lubricants and service fees for the delivery of fuels and lubricants and is recognized when the significant risks and rewards of ownership and/or custody of the products have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, or the possible return of goods.

Premium income from Trinidad, which is included in commissions and other income, is recognized as earned on a pro-rata basis over the periods of the underlying policies written and any unearned portion at the balance sheet date is transferred to unearned premiums.

Shipping and Handling Fees and Costs

In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, the following income statement line items include transportation costs for the delivery of product in the amounts noted:

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

Other direct operating costs	$8,591,479	$9,826,030	$14,004,147
Transportation expenses	$2,678,996	$4,314,532	$6,181,691

The Company includes freight costs associated with purchases and deliveries in cost of sales.

Stock-Based Compensation

The Company applies the Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, intrinsic value accounting method for its stock-based compensation plans. Under APB No. 25, the Company records compensation expense based on the difference, if any, between the fair value of the Company’s common stock and the strike price on the date of grant.

On October 1, 2006, the Company will adopt SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise. The statement eliminates the ability to account for share-based compensation transactions, as the Company formerly did, using the intrinsic value method as prescribed by Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair-based method and recognized as expenses in its statements of operations.

The Company will adopt SFAS 123(R) using the prospective method, which requires the application of the accounting Standard as of October 1, 2006. Pursuant to SFAS 123(R), nonpublic entities that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under SFAS 123 shall apply this Standard prospectively to new awards and to awards modified, repurchased or cancelled after the effective adoption date of October 1, 2006. The Standard permits the Company to account for any portion of awards outstanding at the date of adoption using the principles originally applied to those awards. The adoption of this statement is not expected to have an immediate impact on the Company’s results of operations and financial position, since all options have been cancelled subsequent to September 17, 2006.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Restricted Stock

In accordance with SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which require that an issuer classify certain financial instruments, with characteristics of both liabilities and equity as liabilities. Prior to SFAS 150, many of these freestanding financial instruments were classified as equity. The Company’s restricted stock awards are subject to mandatory redemption provisions, which impose unconditional obligations requiring the issuer to transfer assets or issue its equity shares. SFAS 150 requires an issuer to classify such financial instruments as liabilities.

In addition, FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, specifies that compensation should be measured at the end of each period as the amount by which the quoted market value of the shares of the Company’s stock covered by a grant exceeds the option price or value specified under the plan and should be accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value should be reflected as an adjustment of accrued compensation and compensation expense in the periods in which the changes occur until the date the number of shares and purchase price, if any, are both known. The Company has adopted the provisions of SFAS 150 and FIN 28 to the treatment of its restricted stock awards.

Environmental Costs

In accordance with SFAS 143, Accounting for Asset Retirement Obligations, costs associated with environmental compliance and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation and monitoring costs relating to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial activities when they are probable and the remediation cost can be reasonably estimated. To the extent that it is considered possible that there are recoveries of environmental costs through insurance, indemnification arrangements or other sources, these recoveries would be included in other assets. Management has determined that there are no asset retirement obligations that need to be accrued or capitalized as of September 17, 2006.

Functional Currency

The financial statements of MOSSA are expressed in Balboas, the currency of the Republic of Panama, which is at par and freely exchangeable with US Dollars. The Republic of Panama does not issue paper currency; therefore, the US Dollar is used as the Company’s reported functional currency.

Reclassifications

Certain amounts in prior year consolidated financial statements have been reclassified for comparative purposes to conform with the current year presentation.

Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Correction of an Error

In 2005, the Company included $89,680 of stock compensation expense in the consolidated financial statements of which $39,900 was for the year ended September 30, 2004 and $49,780 were for prior years, resulting in a total amount $157,130 (including $67,450 for stock compensation expense for the year ended September 30, 2005) being recorded during the year ended September 30, 2005 (see Note 14). Due to the immaterial impact to the consolidated financial statements for the years ended September 30, 2004 and 2005, a prior period adjustment was not made.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No 109 (FIN 48). This Interpretation prescribes a recognition threshold and measurement process for recording within the financial statements uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48 on its financial statements and operating results.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on the consolidated financial statements.

In June 2006, the FASB ratified the EITF consensus on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. The Company will adopt this consensus, effective January 1, 2007. The adoption is not expected to have a material impact on the Company’s results of operations, financial condition and liquidity.

In February 2007, the FASB issued SFAS No 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 expands the scope of specific types of assets and liabilities that an entity may carry at fair value on its statement of financial position and offers an irrevocable option to record the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS No 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that SFAS No. 159 will have on the consolidated financial statements.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the impact, if any, that SFAS No. 154 will have on the consolidated financial statements.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 2 —	Business Acquisition

C.L. Bryant

In June 2006, the Company acquired selected assets and assumed selected liabilities of C.L. Bryant, Inc. and C. Bryant Transport, Inc. (C.L. Bryant). The basis for determining the value of the assets acquired and liabilities assumed are based on the fair value as determined by various methods including third-party appraisal for the property and equipment, historical and industry-specific method of allocating an amount to the customer list-based on the per-gallon rate of C.L. Bryant’s customers’ purchases; and actual amount received. The excess of the purchase price over the assets and liabilities acquired was accounted for as goodwill.

Assets acquired:
Trade accounts receivable	$19,413,416
Inventories	5,516,393
Prepaids and other assets	1,218,262
Other receivables	729,314
Property and equipment	5,972,386
Customer lists	4,605,308
Covenant not to compete	180,000
Contractual arrangements	122,412
Goodwill	125,000

37,882,491

Liabilities assumed:
Accounts payable and accrued expenses	24,684,943
Line of credit	9,223,180
Long-term debt	2,764,068

36,672,191

Payment for net assets acquired:
Cash	$1,210,300

Culp Petroleum

In April 2005, the Company acquired all assets and assumed selected liabilities of Culp Petroleum Inc., Culp Transport LLC, and RICOL Leasing, LLC (Culp Petroleum). The acquisition was accounted for as a purchase and, accordingly, Culp Petroleum’s results are included in the Company’s consolidated financial statements from the date of acquisition. The basis for determining the value of the assets acquired and liabilities assumed are based on the fair value as determined by various methods, including appraisal for the property and equipment, contractual arrangements and actual amount received. The excess of the purchase price over the assets and liabilities acquired was accounted for as goodwill.

Assets acquired:
Trade accounts receivable	$3,982,207
Inventories	459,205
Prepaids and other assets	143,645
Other receivables	638,464
Property and equipment	6,305,483
Covenant not to compete	400,000
Goodwill	1,300,000

13,229,004

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Liabilities assumed:
Accounts payable and accrued expenses	4,891,037
Line of credit	3,934,635
Long-term debt	3,103,332

11,929,004

Payment for net assets acquired:
Notes payable issued	$1,300,000

Balboa Overseas Investment

On September 19, 2005, Marine Oil Service de Panama, S.A. formed a wholly owned subsidiary, Balboa. At that time, Marine Oil Service made an initial capital contribution into Balboa in the amount of $150,000. Balboa was incorporated in accordance with the laws of the Republic of Panama by means of the Public Deed No. 2,159 dated May 11, 2005. As of September 30, 2005, Balboa was still in its development stage and had no additional assets other than the initial contribution and no liabilities.

NOTE 3 —	Marketable Securities

The cost/amortized cost and fair market values of investments, which are available for sale, are as follows at September 17, 2006:

		Gross	Gross
	Cost/Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gain	Loss	Value

Corporate debt securities	$606,634	$1,361	$(1,947)	$606,048
US agency and government debt securities	395,193	1,476	(564)	396,105

Total fixed income securities	$1,001,827	$2,837	$(2,511)	$1,002,153

Management has considered the nature and number of investments in an unrealized loss position, based on the cause of their impairment, the severity and duration of their impairment, and other relevant information available. Management believes that the impairments are temporary in nature and are not material to the financial statements.

The maturity distribution of marketable securities at September 17, 2006 is as follows:

	Cost/	Fair Market
	Amortized Cost	Value

From one to five years	$98,366	$98,140
From five to ten years	296,018	296,021
After ten years	607,443	607,992

	$1,001,827	$1,002,153

As indicated in Note 18, investments were used as security to partially support a letter of credit issued by the Company’s bank.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 4 —	Related Entities Transactions

Receivables from Employees, Related Entities, and Stockholders

The Company has, from time to time, loaned funds to employees and stockholders on a short-term basis. Interest was charged to employees and stockholders using the prime rate of interest for the period ended September 30, 2005 and September 17, 2006. There was approximately $1,625,000 and $5,924,000 outstanding as of September 30, 2005 and September 17, 2006, respectively.

At September 30, 2005 and September 17, 2006, the Company has advanced money to a vendor, which is partially owned by a stockholder of the Company, in the amount of approximately $2,027,000 and $2,563,000, respectively.

Trade Accounts Receivable and Payable

At September 17, 2006, the Company has outstanding accounts receivable from a related party in the amount of approximately $353,000. Total sales for the period ended September 17, 2006 was approximately $765,000.

At September 17, 2006, the Company had outstanding accounts payable to a related party in the amount of approximately $58,000. Total purchases for the period ended September 17, 2006 was approximately $499,000.

NOTE 5 —	Property and Equipment

Property and equipment consists of the following:

	September 30,	September 17,	Estimated
	2005	2006	Useful Lives

Building improvements	$1,799,159	$4,039,209	15-30 years
Equipment and fixtures	14,600,577	19,904,573	5-10 years
Transportation equipment	10,487,186	16,078,413	5-7 years
Marine vessels	2,314,282	2,970,540	10-20 years

	29,201,204	42,992,735
Less accumulated depreciation	(13,852,096)	(17,968,926)

	15,349,108	25,023,809
Land	62,495	62,495
Construction in progress	314,714	53,815

	$15,726,317	$25,140,119

During the period ended September 17, 2006 and September 30, 2005, $314,714 and $103,115, respectively, were capitalized from construction in progress. Depreciation expense for the years ended September 30, 2004 and 2005 and the period ended September 17, 2006 was approximately $2,261,000, $2,857,000 and $4,182,000, respectively.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 6 —	Goodwill

Goodwill activity consists of the following:

	For The	For The
	Year Ended	Period Ended
	September 30,	September 17,
	2005	2006

Balance as of beginning of period	$1,652,208	$2,952,208
Culp Petroleum	1,300,000
C.L. Bryant		125,000

Balance as of end of period	$2,952,208	$3,077,208

NOTE 7 —	Intangible Assets

The following summarizes the Company’s intangible assets as of September 30, 2005 and September 17, 2006, the amortization expenses recorded for the year ended September 30, 2005 and the period ended September 17, 2006, as well as the Company’s estimated amortization expense for the next five fiscal years and thereafter.

September 30, 2005

	Weighted	Gross		Net
	Average	Carrying	Accumulated	Carrying
	Life	Amount	Amortization	Amount

Covenants not to compete	5 years	$400,000	$40,000	$360,000

Amortization expense			$40,000

September 17, 2006

	Weighted	Gross		Net
	Average	Carrying	Accumulated	Carrying
	Life	Amount	Amortization	Amount

Covenants not to compete	5 years	$580,000	$127,611	$452,389
Customer lists	10 years	4,605,308	134,322	4,470,986
Contractual arrangements	11 months	122,412	42,995	79,417

		$5,307,720	$304,928	$5,002,792

Amortization expense			$264,928

Estimated amortization
2007	$679,526
2008	576,531
2009	576,531
2010	536,531
2011	484,531
Thereafter	2,149,142

$5,002,792

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 8 —	Short-Term Borrowings

The Company has a revolving line of credit secured by all company assets whereby it may borrow up to $73,000,000 at the bank’s prime rate (8.25% at September 17, 2006) plus 0.25% or the Eurodollar Rate (3.97% at September 17, 2006) plus 1.75%. Interest is payable monthly, with the final payment of principal and interest due April 1, 2008. The amount outstanding as of September 17, 2006 and September 30, 2005 is $72,950,000 and $33,925,000, respectively. The outstanding balance was paid off subsequent to September 17, 2006 due to the sale of the Company. (See Note 21.)

The Company also has an additional revolving line of credit for MOSSA secured by all company assets whereby it may borrow up to $500,000 at an annual interest rate at the bank’s prime rate (8.25% at September 17, 2006) or LIBOR (5.30% at September 17, 2006) plus 4.75%. Interest is payable monthly, with the final payment of principal and interest due April 1, 2008. The amount outstanding as of September 17, 2006 and September 30, 2005 is $500,000 and $300,000, respectively.

Borrowing on the lines of credit is based upon eligible accounts receivable and inventories as defined in the agreements. The credit agreements are guaranteed by a stockholder and contain various restrictive covenants and required financial reporting. At September 17, 2006, the Company was either in compliance or has received applicable waivers for all covenants.

NOTE 9 —	Provision for Outstanding Insurance Losses

The provision for outstanding insurance losses included in accrued expenses and other liabilities as of September 17, 2006 consists of:

Reported losses	$91,344
Losses incurred but not reported	454,237

$545,581

The provision for outstanding insurance losses is based upon the recommendations made by the Company’s independent consulting actuary. In their report dated November 2, 2006, they estimated that as of October 31, 2006 the ultimate loss on a gross undiscounted basis was $653,000 and, as of September 30, 2006, the ultimate loss on a gross undiscounted basis was $599,000. The ultimate loss on a gross undiscounted basis is within the range of 50% to 65% confidence levels. As of September 17, 2006, the Company estimated the gross expected ultimate provision for outstanding losses to be $574,640. The Company has recognized in the consolidated financial statements a provision for outstanding losses in the amount of $545,581.

Movement in the provision for outstanding insurance losses is summarized as follows for the period ended September 17, 2006:

Balance at beginning of period	$0
Losses incurred related to current period	574,640
Losses paid related to current period	(29,059)

Balance at end of period	$545,581

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 10 —	Long-Term Debt

Long-term debt consists of the following:

	September 30,	September 17,
	2005	2006

Note payable to a bank, due in monthly installments of $83,333 plus interest at an annual interest rate of 7.75%, paid in full subsequent to September 17, 2006 due to the sale of the Company (see Note 21)	$5,916,667	$4,916,667
Notes payable to ChevronTexaco Global Lubricants, payable at the various rates ranging from $0.10 to $0.40 per gallon, with final payments due through 2011	68,492	1,441,586
Unsecured notes payable, payable in monthly payments ranging from $8,499 to $10,259 including interest ranging from 7% to 9%, with the final payments due through February 2013	1,011,488	852,253
Notes payable to bank, secured by vehicles, payable in monthly installments ranging from $394 to $786, plus interest ranging from 4.9% to 8.25%, due through September 2010		66,978
Notes payable to a financial group, payable in monthly installments ranging from $5,125 to $6,808, plus interest ranging from 6.4% to 6.9%, due through December 2008		268,130
Note payable in monthly installments of $3,052, including interest of 5.20%, final payment in March 2009		118,973
Term notes payable, secured by equipment, payable in monthly installments of $41,667 plus interest at bank’s prime rate (6.75% at September 30, 2005) plus 0.75%, paid off in 2006	416,666
Note payable to a bank, due in monthly installments of $83,333 plus interest at the bank’s prime rate plus 0.75% or LIBOR (4.41% at September 30, 2005) plus 2.50%, paid off in 2006	1,000,000
Equipment lease, payable in monthly installments of $497, including interest of 6.0%, final payment July 2010		20,327
Note payable related to purchase of Culp Petroleum, due in monthly installments of $13,180 including interest of 8%, paid off in 2006	650,000
Notes payable, secured by vehicles, paid off in 2006	420,528

	9,483,841	7,684,914
Less current portion	(3,638,381)	(6,365,606)

	$5,845,460	$1,319,308

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Maturities of long-term debt are as follows:

Year Ending
September 30,

2007	$6,365,606
2008	717,866
2009	276,572
2010	98,721
2011	88,978
Thereafter	137,171

$7,684,914

NOTE 11 —	Minority Interests

On January 25, 2006, the Board of Directors of MOSSA approved the issuance of 7,750 preferred shares with a par value of one hundred dollars as additional capital for Balboa. The shares have a 5% annual dividend.

All issued shares are fully paid. Preferred shares activity was as follows for the period ended September 17, 2006:

	Outstanding
	Shares	Amount

On issue at October 1, 2005		$0
Issuance of preferred shares	7,750	775,000

On issue at September 17, 2006	7,750	$775,000

NOTE 12 —	Prior Period Adjustment

During the year ended September 30, 2005, the Company issued restricted stock awards of 54,500 shares to certain key employees (see Note 14). As of September 30, 2005, the fair value of the restricted stock awards of 54,500 shares was $1,686,125, and the vested portion was $493,109. The transaction was originally recorded as an increase of $545 to common stock and $1,685,580 to additional paid-in capital and a decrease of $1,193,016 to unearned compensation, net of $493,109. However, these restricted stock awards are subject to mandatory redemption provisions. According to SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” mandatorily redeemable financial instruments that embody an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur, are required to be classified as liabilities and according to FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25, compensation shall be accrued as a charge to expense over the period or periods the employee performs the related services. As a result, $493,109 of shares subject to mandatory redemption have been classified as a liability in the consolidated balance sheet at September 30, 2005. The 54,500 shares were issued and outstanding as of September 30, 2005.

Below is a summary of the effects of the restatement on the Company’s consolidated balance sheet as of September 30, 2005. The cumulative effect of the restatement relating to fiscal year 2005 is a decrease in additional paid-in capital of $1,685,580, a decrease in common stock of $545 and a reclass of unearned compensation from an equity to a liability account.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

	Consolidated Balance Sheet
	As Previously
	Reported	Adjustments	As Restated

Liability:
Unearned stock compensation		$493,109	$493,109
Equity:
Unearned stock compensation	$(1,193,016)	$1,193,016
Common stock	$11,921	$(545)	$11,376
Additional paid-in capital	$6,857,709	$(1,685,580)	$5,172,129

NOTE 13 —	Provision for Income Taxes

The following schedule indicates how the provision for income taxes varies from the expected tax rate:

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

Expected provision for federal and state income taxes	$2,814,476	$3,466,137	$3,122,016
Tax effect of permanent differences for meals and entertainment and penalties	46,234	117,965	72,803
Foreign subsidiaries’ income not subject to tax	(288,231)	(393,019)	(935,012)
Other	(128,357)	50,758	(119,986)

Provision for income taxes	$2,444,122	$3,241,841	$2,139,821

Significant components of the provision for income taxes attributable to operations are as follows:

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

Currently payable:
Federal	$2,028,601	$2,980,760	$2,483,394
State	472,049	664,772	732,613
Deferred taxes	(56,528)	(403,691)	(1,076,186)

Provision for income taxes	$2,444,122	$3,241,841	$2,139,821

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	September 30,	September 17,
	2005	2006

Deferred tax assets:
Accrued vacation and bonus	$286,079	$522,914
State taxes	283,576	241,381
Allowance for doubtful accounts	282,000	512,669
Allowance for inventory obsolescence		66,702
Net operating loss carryforward	236,479	185,085
Additional inventory costs	72,071	87,134
Unearned stock compensation	197,244	1,235,036
Other	(4,743)	(8,065)

	1,352,706	2,842,856

Deferred tax liabilities:
Depreciation and amortization	(1,762,977)	(2,176,941)

	(1,762,977)	(2,176,941)

	$(410,271)	$665,915

The Company has a federal net operating loss carryforward, which expires in 2019, of approximately $544,000 as of September 17, 2006.

Except for earnings that are currently distributed, no additional provision has been made for US or non-US income taxes on the undistributed earnings of the foreign subsidiary or for unrecognized deferred tax liabilities for temporary differences related to investments in the foreign subsidiary, as such earnings are expected to be permanently reinvested, or the investments are essentially permanent in duration.

NOTE 14 —	Equity Transactions

Incentive Stock Option Plan

The stockholders of the Company adopted an incentive stock option plan, designed to qualify under Section 422 of the Internal Revenue Code, to provide selected key employees with the opportunity to acquire equity ownership in the Company. Stock options are granted annually at 90% of the market price and 110% of the market price at the date of grant for key employees and key employees with greater than 10% stock ownership, respectively. The options are vested and exercisable immediately at date of grant and have a five-year contractual life. During the year ended September 30, 2005 and 2004, 19,000 options were granted for both years at the weighted-average price of $32 and $19, respectively, and the intrinsic value of the options was $67,450 and $39,900, respectively (see Note 1). No new options were granted during the period ended September 17, 2006. As of September 18, 2006, all outstanding stock options were cancelled and the plan was terminated in connection with the sale of the Company.

The Company accounts for options under APB 25. However, pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated under the minimum value method at the date of grant with the following weighted-average assumptions for 2005: risk-free interest rates of 4.8%; dividend yields of 0%; volatility of 0%; and a weighted-average expected life of the option of five years. The pro forma net income was not materially different from the reported net income

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

The weighted-average exercise price of options outstanding for key employees in 2006 and 2005 was $20.10. There were no outstanding options for key employees with greater than 10% stock ownership during the period ended September 17, 2006.

Stock option activity was as follows:

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

Outstanding, beginning of year	77,850	67,500	78,500
Granted	19,000	19,000
Exercised	(29,350)	(8,000)

Outstanding and exercisable, end of year	67,500	78,500	78,500	*

Range of exercise prices	$13.00-$18.90	$13.00-$32.00	$13.00-$32.00

*	All options were cancelled as of September 18, 2006 due to the sale of the Company to MPI.

The shares under option at September 30, 2005 and September 17, 2006 were in the following exercise price ranges:

	Options Outstanding
	Wtd. Avg.
	Exercise	Number of
Exercise Price Range	Price	Options
$13-$15	$13.00	9,500
$15.01-$17	$15.73	31,000
$17.01-$19	$18.90	19,000
$19.01 and over	$32.00	19,000

	$20.10	78,500

Restricted Stock

The Company issued restricted stock awards to certain key employees. The restricted stock awards issued provide that shares awarded may not be sold or otherwise transferred until restrictions have lapsed or performance objectives have been attained as established by management and have a cliff vesting period of up to three years. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the Company. Restricted stock granted under the plans totaled 54,500 shares. As of March 2006, 13,000 shares of the restricted stock awards were released from restriction. On September 13, 2006, by resolution of the Company’s board of directors, all unvested shares of restricted stock awards were cancelled and the plan was terminated. Those participating employees whose restricted holdings were cancelled were subsequently compensated for that cancellation through proceeds they received in the sale of the Company to MPI in the amount of approximately $3.1 million, which includes the value of the shares released from restriction. As a result, the unearned compensation remained a liability in the consolidated financial statements and is consistent with the provisions of SFAS 150 and FIN 28. The weighted-average fair value of restricted stock granted during the period ended September 17, 2006 was approximately $58 and during the year ended September 30, 2005 was approximately $36. Based on the vesting schedule and the weighted-average grant date fair value of the restricted stock, recorded compensation cost for the restricted stock plan totaled $493,109 and $2,643,366 for the year ended September 30, 2005 and for the period ended September 17, 2006, respectively. (See Note 21.)

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

	For The	For The
	Year Ended	Period Ended
	September 30,	September 17,
	2005	2006

Outstanding, beginning of year		54,500
Granted	54,500
Released		(13,000)
Cancelled		(41,500)

Outstanding and exercisable, end of year	54,500	None

Vested	13,871
Non vested	40,629

	54,500

Common Stock

During the period ended September 17, 2006, the Company redeemed and cancelled 84,500 shares of common stock. The shares were redeemed at $50 per share.

During the year ended September 30, 2005, the Company redeemed and cancelled 17,246 shares of common stock. The shares were redeemed at approximately $36 per share, which is based on a valuation of the Company as of September 30, 2004.

During the year ended September 30, 2005, options to purchase 8,000 shares were exercised at the weighted-average price of $14.7813. Three option holders financed a portion of their shares of stock through notes receivable in the amount of $39,400 and were paid off prior to and in conjunction with the sale of the Company.

During the year ended September 30, 2004, the Company redeemed and cancelled 104,819 shares of common stock. The shares were redeemed at approximately $21 per share, which is based on a valuation of the Company as of September 30, 2003.

During the year ended September 30, 2004, options to purchase 29,350 shares were exercised at the weighted-average price of $12.0593. Five option holders financed a portion of their shares of stock through notes receivable in the amount of $42,977 and were paid off prior to and in conjunction with the sale of the Company.

NOTE 15 —	Relationship with Major Suppliers

The Company has established long-standing relationships with most major suppliers in the industry. For the period ended September 17, 2006, five major suppliers provided approximately 55% of all products sold. For the year ended September 30, 2005, five major suppliers provided approximately 87% of all products sold. For the year ended September 30, 2004, seven major suppliers provided approximately 87% of all products sold. The products provided, as well as special agreements, are categorized below by class of trade:

•	Deep draft marine agreements that relate to consignment of inventories and delivery of such inventories to the suppliers’ customers.

•	Commercial jobber agreements specific to the sale of commercial lubricants, greases, and chemicals.

These agreements are customary in the industry and are usually month-to-month or year-to-year. Management believes that other suppliers will be available if required.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 16 —	401(k) and Profit Sharing Plan

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (ESOP) that covers substantially all of its employees in the United States. A profit sharing portion of the plan allows for annual contributions of up to 15% of eligible salaries and wages, as determined by the board of directors, to be invested in company stock. The fair market value of the shares is determined by an independent appraiser on an annual basis, which determines the repurchase price and number of shares issued. Shares will be repurchased by the Company at the most recent appraisal price upon termination of employment. The fair value of shares subject to the repurchase obligation is approximately $12,550,000 at September 30, 2005. The shares were sold to MPI for approximately $20.4 million. (See Note 21.) The Company made profit sharing contributions of $250,000 for both years ended September 30, 2004 and 2005. There were no profit sharing contributions for the period ended September 17, 2006.

The ESOP includes a qualified deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 10% of their compensation, subject to certain limits. The Company may elect to contribute a discretionary match equal to a uniform percentage of the amount of deferred compensation. The Company made discretionary matching contributions of approximately $308,000 and $343,000 for the year ended September 30, 2004 and 2005, respectively. There were no contributions for the period ended September 17, 2006.

During the years ended September 30, 2005 and 2004, the Company issued to the ESOP 13,373 and 18,968 shares, at approximately $36 and $21 per share, respectively, which is based on a valuation of the Company as of September 30, 2004 and 2003.

ESOP Participant Put Option

When employees retire or terminate their employment, they have certain options with respect to receiving payment for their shares. In general, employees have a put option to the Company within a specific period of time following the year-end of their termination in the ESOP. The employee will receive the fair market value based on an annual independent appraisal and may receive a note from the Company due over five years.

401(k) Profit Sharing Plan

Effective September 14, 2006, the Company established a new 401(k) Profit Sharing Plan separate from the ESOP. When the termination of the ESOP is approved by the Internal Revenue Service, as a result of the sale of the Company, the 401(k) attached to the ESOP will also be terminated. The asset balances from the original 401(k) will then be transferred to the new 401(k) Profit Sharing Plan. Under the plan, the employees may elect to defer up to 10% of their compensation, subject to certain limits. The Company may also elect to contribute a discretionary match equal to a uniform percentage of the amount of deferred compensation. Matching contributions for the period ended September 17, 2006 totaled approximately $465,000.

NOTE 17 —	Operating Leases

The Company has warehouses, office facilities, equipment, and commercial fueling sites under leases expiring over various terms through 2012 or on a month-to-month basis. Certain of these leases have provisions to extend the initial terms for periods that extend beyond the initial expiration date. The Company leases a marine facility, including warehouse and office facilities, under a five-year lease with two five-year options, and is subject to the Company maintaining its Marine Distributor Agreement and Deep Sea Consignee Agreement with the lessor. The Company leases a boat house, a commercial fueling facility, office facility,

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

and a distribution facility from a lessor owned entirely or partially by stockholders of the Company, with lease terms of ten years with three five-year options.

The Company has certain terminaling agreements for bulk storage and throughput of diesel product. The leases are on a year-to-year or month-to-month basis and rentals are based on per barrel of product delivered to, and stored at, the terminals.

Rental expense for the years ended September 30, 2004 and 2005 and the period ended September 17, 2006 was approximately $1,500,000, $1,800,000 and $2,300,000, respectively, of which $815,000, $815,000 and $871,000 was paid to former stockholders for the years ended September 30, 2004 and 2005 and the period ended September 17, 2006, respectively.

The following is a schedule of future minimum rental payments required under operating leases and rental agreements that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2006:

Year Ending		Related
September 30,	Other	Parties

2007	$1,632,929	$871,135
2008	1,608,632	871,135
2009	1,419,504	871,135
2010	963,780	871,135
2011	748,813	871,135
Thereafter	618,000	723,361

	$6,991,658	$5,079,036

NOTE 18 —	Letter of Credit

In accordance with the terms of a reinsurance agreement, one of the Company’s bank issued an irrevocable letter of credit amounting to $1,215,000 in favor of the ceding insurer. The cash and cash equivalents and investments of Trinidad Insurance Group Ltd. are held as collateral by the Company’s bank to secure letters of credit.

NOTE 19 —	Contingencies

The Company is subject to various lawsuits, claims, and assessments. While the outcome of these matters is difficult to predict, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

NOTE 20 —	Supplemental Disclosure of Cash Flow Information

Cash paid for during the period:

	2004	2005	2006

Interest	$665,247	$1,255,027	$4,398,980
Income taxes	$1,955,000	$4,907,416	$4,155,000

Supplementary Schedule of Noncash Investing and Financing Activities

See accompanying notes to the consolidated financial statements for additional noncash investing and financing activities.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 21 —	Subsequent Event

Change of Ownership

The board of directors of the Company and the trustees of Pecos, Inc. Employee Stock Ownership and 401(k) Plan approved the sale of the Company to MPI in a 100% stock acquisition. The acquisition was completed through the purchase of all outstanding shares, including the outstanding shares of the Pecos employee stock ownership plan, thus resulting in the plan’s dissolution. The total outstanding shares sold were for approximately $60.6 million as of September 18, 2006. In addition, approximately $3.1 million were paid to the employees who participated in the restricted stock awards plan, including those whose awards were cancelled prior to the change in ownership. The categories of shares sold are as follows:

	Shares	Amount

ESOP shares	353,049	$20,318,574
Employee and director shares	549,436	31,621,041
Other shares	150,631	8,669,115

	1,053,116	$60,608,730

In conjunction with the sale of the Company, MPI paid off $82,759,274 of the Company’s outstanding debt which was comprised of $77,842,608 of a line of credit and $4,916,666 of various long-term debts. MPI replaced its existing revolving and term credit facilities with a $185 million revolving credit facility which expires in 2011 and $155 million term loan which expires in 2013. The revolver is primarily collateralized with a first right to the trade receivables and inventory of the Company and the term loan is primarily collateralized by a first right in all the assets of the Company except trade receivables and inventory.

Report of Independent Registered Public Accounting Firm

Board of Directors
Canyon State Oil Company, Inc.

We have audited the accompanying consolidated balance sheets of Canyon State Oil Company, Inc. (an Arizona corporation) and Subsidiary as of June 30, 2005 and 2006, and the related consolidated statements of operations, stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canyon State Oil Company, Inc. and Subsidiary as of June 30, 2005 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  Grant Thornton LLP

Oklahoma City, Oklahoma
August 10, 2007

Canyon State Oil Company, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

	June 30,
	2005	2006

ASSETS
Current assets
Cash	$253,649	$745,163
Receivables
Trade, net of allowance for doubtful accounts	19,115,248	22,777,461
Related party	28,130	4,002,368

	19,143,378	26,779,829
Inventories	9,783,014	7,250,388
Prepaid expenses and other	330,272	633,394
Deferred income taxes	473,600	373,100

Total current assets	29,983,913	35,781,874
Property and equipment, net	10,294,090	9,866,092
Intangible assets, net	525,153	358,319
Goodwill	1,260,000	1,260,000
Other non-current assets	206,052	117,291

Total assets	$42,269,208	$47,383,576

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Short-term note payable	$9,294,301	$4,763,382
Accounts payable	14,732,535	16,635,459
Accrued and other liabilities
Income taxes	351,449	2,117,301
Excise and sales taxes	1,204,234	804,653
Accrued payroll and other	489,897	2,011,656
Current portion of long-term debt	530,615	530,615

Total current liabilities	26,603,031	26,863,066
Long-term liabilities
Long-term debt, net of current portion	2,389,709	1,872,627
Deferred income taxes	540,700	501,900
Other long-term liabilities	568,628	1,211,005

	3,499,037	3,585,532
Minority interest in net assets of subsidiary	2,693,049	2,829,525
Commitments and contingencies
Stockholder’s equity
Common stock — $10 par value, 10,000 shares authorized, 3,000 shares issued and outstanding at June 30, 2006 and 2005	30,000	30,000
Additional paid-in capital	1,149,538	1,149,538
Retained earnings	10,035,553	14,666,915
Less: Treasury stock, at cost, 2,440 shares	(1,741,000)	(1,741,000)

Total stockholder’s equity	9,474,091	14,105,453

Total liabilities and stockholder’s equity	$42,269,208	$47,383,576

The accompanying notes are an integral part of these statements.

Canyon State Oil Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
Year ended June 30,

	2005	2006

Revenues	$176,081,330	$248,134,268
Cost of products sold, exclusive of items shown separately below	149,038,323	212,464,905

Gross profit	27,043,007	35,669,363
Operating expenses:
Selling, general and administrative	24,361,745	26,088,621
Depreciation and amortization	1,712,252	1,849,844

Total operating expenses	26,073,997	27,938,465

Operating profit	969,010	7,730,898
Other income (expense)
Interest expense	(389,231)	(559,969)
Interest and other income	505,983	618,012

	116,752	58,043

Income before income taxes and minority interest	1,085,762	7,788,941
Provision for income taxes	496,440	2,921,103

Net income before minority interest	589,322	4,867,838
Minority interest in net income (loss) of subsidiary	(29,156)	136,476

Net income	$618,478	$4,731,362

The accompanying notes are an integral part of these statements.

Canyon State Oil Company, Inc. and Subsidiary

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY
Year ended June 30, 2005 and 2006

	Common	Additional	Retained	Treasury	Total
	stock	paid-in capital	earnings	stock	equity

Balance at June 30, 2004	$30,000	$1,149,538	$9,492,075	$(1,741,000)	$8,930,613
Net income	—	—	618,478	—	618,478
Dividends paid to stockholder	—	—	(75,000)		(75,000)

Balance at June 30, 2005	30,000	1,149,538	10,035,553	(1,741,000)	9,474,091
Net income	—	—	4,731,362	—	4,731,362
Dividends paid to stockholder	—	—	(100,000)	—	(100,000)

Balance at June 30, 2006	$30,000	$1,149,538	$14,666,915	$(1,741,000)	$14,105,453

The accompanying notes are an integral part of these statements.

Canyon State Oil Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended June 30,

	2005	2006

Cash flows from operating activities
Net income	$618,478	$4,731,362
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	1,712,252	1,849,844
Loss on sale of assets	150,592	3,309
Forgiveness of long-term debt	(216,000)	(223,548)
Deferred income taxes	511,300	61,700
Minority interest in net income (loss) of subsidiary	(29,156)	136,476
Net changes in operating assets and liabilities:
Receivables-Trade	(4,389,409)	(3,662,213)
— Related party	—	(3,974,238)
Inventories	(1,513,129)	2,532,626
Prepaid expenses and other	(441,751)	(303,122)
Other assets	(80,838)	88,761
Accounts payable	4,299,112	1,902,924
Accrued and other long-term liabilities	487,503	3,530,407

Net cash provided by operating activities	1,108,954	6,674,288
Cash flows from investing activities
Additions to property and equipment	(2,632,138)	(1,260,821)
Proceeds from sale of property and equipment	65,650	2,500

Net cash used in investing activities	(2,566,488)	(1,258,321)
Cash flows from financing activities
Payment of cash dividends	(75,000)	(100,000)
Net borrowings under short-term note payable	1,182,884	(4,530,919)
Bank overdraft	614,040	—
Payments on long-term debt	(209,024)	(293,534)

Net cash provided by (used in) financing activities	1,512,900	(4,924,453)
Net increase in cash	55,366	491,514
Cash — beginning of year	198,283	253,649

Cash — end of year	$253,649	$745,163

Supplemental Cash Flow Information
Cash paid during the period for income taxes	$299,749	$1,086,150

Cash paid during the period for interest	$369,767	$582,696

Disclosure of Noncash Investing and Financing Activities
Assets acquired under capital lease agreement	$110,467	$—

The accompanying notes are an integral part of these statements.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Canyon State Oil Company, Inc. (“Canyon”) was incorporated under the laws of the State of Arizona in November 1976. Under terms of an Operation and Maintenance Agreement, Canyon also operates Canyon State Oil Company of Colorado, LLC (“CSOC”) in Colorado. CSOC was formed under the laws of Delaware in May 2002, and is owned equally by the stockholder of the Company and a major oil company supplier. The accompanying consolidated financial statements include the accounts of Canyon and CSOC (collectively referred to as the “Company”), as Canyon is considered to hold a variable interest in CSOC. The Company is engaged in the wholesale distribution and sale of petroleum products and equipment, primarily in Arizona, Nevada, New Mexico, Colorado and Texas. The Company provides the majority of its products and services to automotive, transportation, commercial and industrial customers.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. This interpretation requires companies with a controlling financial interest in another entity to consolidate the financial statements of that entity with those of the controlling enterprise. Even though Canyon’s stockholder owned only a 50% interest in the CSOC, through the terms of the Operation and Management Agreement, the Company controls the day-to-day operations of the Subsidiary, absorbs all losses and owns the receivables, inventories and accounts payable-trade arising from the related business activities of CSOC. Based upon these facts, the financial statements of CSOC are consolidated with those of Canyon for the twelve month periods ending June 30, 2006 and 2005. CSOC’s operations are normally reported on a calendar year basis, but for the purposes of these consolidated financial statements, the results of operations and cash flows are shown for the twelve months ended June 30, 2006 and 2005. All significant intercompany balances and transactions have been eliminated in consolidation.

As of and for the years ended June 30, 2005 and 2006, CSOC had assets of approximately $5,411,000 and $5,763,000, respectively, liabilities of approximately $25,000 and $104,000, respectively, revenues of approximately $19,001,000 and $23,820,000, respectively, and expenses of approximately $19,097,000 and $23,519,000, respectively.

Sale of ownership interests

In September 2006, the stockholder of the Company sold his equity interests in Canyon and CSOC to Simons Petroleum, Inc., a Texas corporation. Certain approvals were requested and received from major suppliers prior to this sale. Additionally, all indebtedness to a bank regarding the short-term note payable and the long-term debt included in the accompanying consolidated financial statements was paid at closing as a condition of the sale. Also as a condition of the sale, two parcels of real estate were distributed to the stockholder as a dividend prior to the closing.

Sale of real estate in related entities

In September 2006 and nearly simultaneously with the sale of the business ownership interests noted above, the stockholder and one related real estate entity sold most of the facilities leased to the Company in Arizona, Nevada, Texas, New Mexico and Colorado to an unrelated buyer. Under the terms of this sale, the rent payments under the leases existing at the time of the sale were generally renegotiated, and the lengths of the individual leases extended. See Note G for the terms of these new leases. As a condition of this real estate

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Sale of real estate in related entities — continued

sale, the management of Simons Petroleum, Inc. approved the sale and the terms of the new leases and the continuing guaranty of the leases by Simons.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in accounts which may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such accounts.

Related Party Receivable

During June 2006, the stockholder of the Company was advanced $4,000,000; this receivable was paid in full upon the sale of the Company in September 2006.

Trade Receivables and Allowance for Doubtful Accounts

Trade receivables primarily consist of sales of oils, lubricants, fuels and equipment, primarily to a diverse customer base, and are generally unsecured. Typically, trade receivables are due 10 to 30 days after the delivery date of products depending upon the product sold. The Company extends credit to customers based on an ongoing evaluation of the customer’s financial condition, creditworthiness and other factors.

The Company collects from its customers excise and sales taxes assessed by various taxing authorities. Such amounts are excluded from revenues, but are included in both trade receivables and accounts payable or accrued liabilities.

Trade receivables are reduced by an allowance for amounts that are estimated to be uncollectible. Receivables outstanding longer than the contractual payment terms are considered past due and the allowance for doubtful accounts is established by the Company based upon a review of historical losses and specific receivables outstanding. Receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Trade Receivables and Allowance for Doubtful Accounts — continued

The following table sets forth the activities in the allowance for doubtful accounts during fiscal years 2005 and 2006:

	2005	2006

Balance at beginning of period	$253,000	$454,000
Charges to provision for bad debts	300,000	—
Write-off of uncollectible accounts	(99,000)	(93,000)

Balance at end of year	$454,000	$361,000

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement between the Company and the customer exists, product has been delivered to the customer or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

Shipping and Handling Costs

Costs incurred to deliver products to customers and store, move and prepare products for shipment are reported as distribution expenses in the consolidated statements of operations.

Promotional and Marketing Costs

The Company promotes its products and services to its customers through a variety of direct marketing activities. Marketing, promotional and administrative costs are expensed as incurred and included in selling, general and administrative expenses. Promotion costs for the years ended June 30, 2005 and 2006 totaled approximately $49,000 and $34,000, respectively.

Inventories

Inventories consist of oil, grease, lubricants, equipment, filters, fuel and other related products. Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method, except for fuels, which are determined using the first-in, first-out (FIFO) method.

If the FIFO method had been used to value inventories, the inventory values would have been approximately $571,000 and $1,256,000 greater at June 30, 2005 and 2006, respectively. Income before income taxes would have increased by approximately $413,000 and $645,000 for the years ended June 30, 2005 and 2006, respectively.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Ordinary maintenance and repairs are expensed as incurred. Improvements which significantly increase the value or useful life of property and equipment are capitalized.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Property and Equipment — continued

Depreciation is calculated using the straight-line method. Estimated useful lives for purposes of depreciation are as follows:

Buildings and improvements	3 - 30 years
Office equipment	3 - 7 years
Transportation equipment	3 - 7 years
Tanks and other equipment	3 - 15 years

Environmental Costs

Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are included in other assets to the extent such recoveries are considered probable.

Goodwill and Intangible Assets

The Company applies Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Goodwill is not amortized and is subject to an annual assessment for impairment at each year end and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. Intangible assets subject to amortization are amortized on the straight-line method over their expected useful lives, and all intangibles are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. No impairment of goodwill or intangible assets was necessary for fiscal years 2005 or 2006.

Accounting for Long-Lived Assets

The Company reviews long-lived assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If long-lived assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No significant impairments on long-lived assets were recorded in fiscal years 2005 and 2006.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). CSOC, a limited liability company, is classified as a partnership for income tax purposes; accordingly, income taxes are payable by the members and are not reflected in the consolidated financial statements. The Company is a taxable entity and a current income tax

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Income Taxes — continued

provision is accrued for estimated income taxes payable or refundable on tax returns for the period. Deferred income tax assets and liabilities reflect the future tax consequences of carryforwards and differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred income tax assets and liabilities reflect currently enacted income tax rates applicable to the period in which the carryforwards or the deferred tax assets or liabilities are expected to be realized or settled. The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Company make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Company’s tax provision in a future period. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The classification of current and noncurrent deferred tax assets and liabilities is based on the classification of the assets and liabilities generating the difference.

Recent accounting pronouncements

In June 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (“FIN No. 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in SFAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This interpretation is effective for fiscal years beginning after December 15,

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Recent accounting pronouncements — Continued

2006. Management is determining whether the adoption, if any, of this pronouncement will have a material impact on the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Accounting for Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued subsequent to November 15, 2007. The Company does not expect the new standard to have a material impact on its financial position or results of operations.

In March 2006, the Emerging Issues Task Force (“EITF”) published Abstract No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (“EITF No. 06-3”). The abstract requires a policy be adopted to present externally imposed taxes on revenue-producing transactions on either a gross or net basis. EITF No. 06-3 is effective in interim and annual financial periods beginning after December 15, 2006. The adoption of EITF No. 06-3 will not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” which provides entities with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact, if any, that SFAS No. 159 will have on its consolidated financial statements.

NOTE B —	PROPERTY AND EQUIPMENT

The following summarizes the major categories of property and equipment as of June 30:

	2005	2006

Buildings and leasehold improvements	$5,663,673	$7,471,106
Office equipment	1,925,995	1,655,932
Transportation equipment	3,526,419	3,086,360
Tanks and other equipment	5,979,305	5,984,173

	17,095,392	18,197,571
Less accumulated depreciation	7,833,342	9,370,414

	9,262,050	8,827,157
Land	918,000	918,000
Construction in progress	114,040	120,935

Property and equipment, net	$10,294,090	$9,866,092

Depreciation expense for the years ended June 30, 2005 and 2006 was approximately $1,458,000 and $1,646,000, respectively.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE C —	GOODWILL AND INTANGIBLES

Goodwill arising from prior business acquisitions totaled $1,260,000 as of June 30, 2005 and 2006.

Intangible assets consist of covenants not-to-compete with former owners of acquired businesses. At June 30, 2005 and 2006, the aggregate cost of the intangibles was $800,500 and $780,000, respectively, and aggregate accumulated amortization was $275,347 and $421,681, respectively. These intangible assets are amortized over the five-year lives of the covenants.

Amortization expense for the years ended June 30, 2005 and 2006 was approximately $157,000 and $167,000, respectively. The estimated amortization expense for each of the next five years is:

Year ending June 30,

2007	$165,152
2008	146,833
2009	46,334

NOTE D —	SHORT-TERM NOTE PAYABLE

As of June 30, 2006, the Company had a line of credit agreement with a bank with a maximum borrowing limit of $18,000,000 limited to the sum of 89% of eligible accounts receivable and 35% (not to exceed $3,000,000) of eligible inventory. The short-term note payable was paid in September 2006 in conjunction with the sale of the Company as described in Note A.

Borrowings under this note accrued interest at the Company’s choice of a fixed rate equal to the LIBOR rate plus the applicable margin rate of 2.0%-2.75%, depending upon the ratio of funded debt to EBITDA, as defined in the agreement, or a variable rate equal to the prime rate. This note was collateralized by accounts receivable, inventories, equipment and other assets, and was guaranteed by the stockholder.

Under the terms of the loan agreement with the bank, the Company was required to comply with certain restrictive loan covenants. These covenants included the maintenance of net worth, debt service and other financial ratios. The bank waived the non-compliance of certain requirements for the year ended June 30, 2005, and the Company was in compliance with these covenants for the year ended June 30, 2006.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE E —	LONG-TERM DEBT

Long-term debt consists of the following at June 30:

	2005	2006

Capital lease obligation; bearing interest at 3.037%; due in monthly installments of $3,214, including interest: collateralized by equipment; matures in October 2007	$88,263	$51,872
Note payable to a bank; bearing interest at the LIBOR rate plus 2.5% (effective rate of 8.3% at March 31, 2007); due in monthly installments of $21,429, including interest; collateralized by real estate and equipment; paid off in September 2006	1,007,143	750,000
Note payable; non-interest-bearing; amortized in varying monthly amounts based on inventory purchase volumes; collateralized by inventories of petroleum products, accessories, other automotive and non-automotive merchandise and accounts receivable; guaranteed by the stockholder of the Company; matures August 2016	1,824,918	1,601,370

	2,920,324	2,403,242
Less current portion of long-term debt	530,615	530,615

	$2,389,709	$1,872,627

Aggregate maturities of long-term debt at June 30, 2006 are as follows:

Year ending June 30
2007	$530,615
2008	530,827
2009	513,214
2010	292,500
2011	295,200
Thereafter	240,886

$2,403,242

NOTE F —	INCOME TAXES

Income tax expense consists of the following:

	Year Ended	Year Ended
	June 30,	June 30,
	2005	2006

Provision (benefit) for income taxes
Current
Federal	$396,377	$2,400,823
State	62,363	458,580
Deferred
Federal	31,300	51,200
State	6,400	10,500

	$496,440	$2,921,103

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE F — INCOME TAXES — Continued

Deferred tax assets and liabilities consist of the following at June 30:

	2005	2006

Deferred tax liabilities
Property and intangibles	$(540,700)	$(501,900)

Deferred tax assets
Allowance for doubtful accounts	172,700	137,200
Inventories	297,600	235,900
Accrued expenses	3,300	—

	473,600	373,100
Valuation allowance for deferred tax assets	—	—

Net deferred tax liabilities	$(67,100)	$(128,800)

The effective rates differ from the U.S. Statutory tax rate primarily due to graduated tax rates, state taxes and non-deductible meals and entertainment. The total state income tax provision was also reduced for utilization of enterprise zone credits.

NOTE G —	COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under certain non-cancellable, triple net, operating leases for warehousing and office facilities. The Company also has additional obligations under other non-cancellable operating leases with unrelated third-parties for the majority of its transportation equipment.

As of June 30, 2005 and 2006, all of the leases for office and warehouse facilities were with related entities owned entirely or primarily by the stockholder along with key management personnel of the Company and its subsidiary.

As explained in Note A, subsequent to June 30, 2006, the stockholder, CSCO and one related real estate entity sold certain locations of their real property leased to the Company and CSCO to a third-party buyer. At the time of these sales, the operating leases for these properties were updated. With these sales transactions with unrelated parties completed in September 2006, the Company and CSOC were then obligated under operating leases for their facilities with the new third-party buyers and with three continuing related entities.

The following table summarizes the Company’s future minimum lease payments under the new non-cancellable operating lease agreements, including the related party leases, for each of the next five years:

Year ending June 30
2007	$2,805,051
2008	2,558,439
2009	2,413,270
2010	2,229,461
2011	2,083,725
Thereafter	11,142,266

$23,232,212

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE G —	COMMITMENTS AND CONTINGENCIES — Continued

Lease expense for the years ended June 30, 2005 and 2006 was approximately $2,383,000 and $2,405,000, respectively. Of this total lease expense, approximately $1,067,000 was to related parties for each of the years ended June 30, 2005 and 2006.

Loan Guaranty

As of June 30, 2005 and 2006, the Company was a guarantor for certain obligations to a bank related to certain real property and improvements which were owned by the stockholder and leased to the Company as described previously. These obligations were paid in their entirety in September 2006 as a condition of the sales of the real properties also described previously. With the payment of these loans, the Company was released from any further guaranty or other obligations under these loans.

Litigation

The Company from time to time is involved in certain litigation arising in the normal course of business. Management does not believe the outcome of these matters will have a material impact on the consolidated financial position or results of operations of the Company.

NOTE H —	EMPLOYEE BENEFITS

Profit Sharing Plan

The Company has a retirement plan covering substantially all qualified corporate employees under section 401(k) of the Internal Revenue Code. Under the plan, participants may contribute up to a dollar limit provided by Internal Revenue Service guidelines (changing annually) to their plan accounts. The Company contributed for each participant a discretionary matching contribution (currently equal to 50% of the participant’s contribution to a maximum of 8% of each employee’s annual compensation). The Company may also make other discretionary contributions. The Company’s expense under the plan was approximately $154,000 and $175,000 for the years ended June 30, 2005 and 2006, respectively.

PART II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fees and the New York Stock Exchange listing fee.

Amount
to be Paid

SEC registration fee	$12,280
NASD filing fee	40,500
New York Stock Exchange listing fee	*
Printing and engraving costs	*
Legal fees and expenses	*
Accountants’ fees and expense	*
Blue sky qualification fees and expenses	*
Transfer agent fees	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or DGCL, provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation will contain a provision to limit the personal liability of our director’s violations of their fiduciary duty. This provision will eliminate each director’s liability to us and our stockholders for monetary damages except (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation will authorize us to purchase and maintain insurance to protect itself and any director, officer, employee or agent of ours or another business entity against any expense, liability or loss incurred by him or her in any such capacity or arising out of his or her status as such, regardless of whether we would have the power to indemnify such person under our bylaws or the DGCL.

We maintain directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties. In addition, we intend to enter into separate indemnification agreements with our directors, officers and certain employees which will provide such persons with contractual rights to indemnification, and expense advance and reimbursement, to the fullest extent permitted under the DGCL.

The underwriting agreement with the underwriters will provide for the indemnification of our directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

In connection with its formation in August 2007, Maxum Petroleum Holdings, Inc. issued 1,000 shares of its common stock to E. Perot Bissell, its Chief Executive Officer, and Michel P. Salbaing, its Chief Financial Officer. The shares were issued in reliance upon an exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers or finders were involved in the above transaction.

Item 16.	Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Old Greenwich, Connecticut, on October 24, 2007.

MAXUM PETROLEUM HOLDINGS, INC.

By:	/s/ Michel P. Salbaing
Michel P. Salbaing
Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on October 24, 2007.

Signature		Title

* E. Perot Bissell		Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michel P. Salbaing Michel P. Salbaing		Chief Financial Officer and Director (Principal Financial Officer)

* William W. Huffman, Jr.		Chief Accounting Officer (Principal Accounting Officer)

* By:	/s/ Michel P. Salbaing Michel P. Salbaing Attorney-in-Fact

Exhibit Index

Number		Description

1	.1*	Form of Underwriting Agreement
2	.1†	Agreement and Plan of Merger, dated as of January 16, 2004, among SPI Petroleum LLC, Simons Acquisition Co., Inc., Simons Petroleum, Inc. and Simons Texas Limited Partnership
2	.2†	First Amendment to Agreement and Plan of Merger, dated as of April 9, 2004, among SPI Petroleum LLC, Simons Acquisition Co., Inc., Simons Petroleum, Inc. and Simons Texas Limited Partnership
2	.3†	Stock Purchase Agreement, dated as of January 12, 2006, between SPI Petroleum LLC, ETI Acquisition LLC, Simons Petroleum, Inc., Energy Transport, Inc. and the shareholders of Hartney Fuel Oil Co.
2	.4†	Stock Purchase Agreement, dated as of September 18, 2006, between Pecos, Inc., the Pecos Employee Stock Ownership and 401(K) Plan, the other shareholders of Pecos, Inc. named therein and Global Petroleum, Inc.
2	.5†	Stock Purchase Agreement, dated as of September 18, 2006, between Simons Petroleum, Inc., SPI Petroleum LLC and the shareholders of Canyon State Oil Company, Inc. named therein
2	.6†	Stock Purchase Agreement, dated as of May 1, 2007, between Petroleum Products, Inc., Petroleum Transport, Inc., Patrick C. Graney, III and Maxum Petroleum, Inc.
2.7		Asset Purchase Agreement, dated as of June 8, 2005, by and among SPI Petroleum LLC, Simons Petroleum, Inc., SPI Acquisition LLC, N&J Shingle Oil Services Limited Liability Company, Tom E. Trevenen d/b/a J&T Trucking, Trevco, Inc. and the shareholders of Trevco, Inc. named therein
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Bylaws of the Registrant
4	.1*	Specimen Common Stock Certificate
4	.2*	Form of Registration Rights Agreement
4	.3*	Form of Rights Agreement
5.1		Opinion of Kirkland & Ellis LLP
10	.1†	Credit Agreement, dated as of September 18, 2006, between Global Petroleum, Inc., as borrower, the several lenders from time to time thereto, PNC Bank, National Association, as documentation agent and syndication agent, and JPMorgan Chase Bank, N.A., as administrative agent
10	.2†	First Amendment to the Credit Agreement, dated as of October 26, 2006, between SPI Petroleum LLC, Global Petroleum, Inc., as borrower, the several lenders from time to time thereto, PNC Bank, National Association, as documentation agent and syndication agent, and JPMorgan Chase Bank, N.A., as administrative agent
10	.3†	Second Amendment to the Credit Agreement, dated as of May 1, 2007, between SPI Petroleum LLC, Maxum Petroleum, Inc., as borrower, the several lenders from time to time thereto, PNC Bank, National Association, as documentation agent and syndication agent, and JPMorgan Chase Bank, N.A., as administrative agent
10	.4†	Revolving Credit and Security Agreement, dated as of September 18, 2006, between PNC Bank, National Association as lender and as agent, JPMorgan Chase Bank, N.A., Bank of America, N.A., the CIT Group/Business Credit LLC and Wells Fargo Foothill, LLC as co-documentation agents, PNC Capital Markets LLC and J.P. Morgan Securities Inc. as co-lead arrangers and joint bookrunners and SPI Petroleum LLC along with the other parties listed on Annex A thereto as the borrowers
10	.5†	First Amendment to the Revolving Credit and Security Agreement, dated as of October 26, 2006, between SPI Petroleum LLC, the parties listed on Annex A thereto as the borrowers, the financial institutions which are now or which hereafter become a party thereto, JPMorgan Chase Bank, N.A., Bank of America, N.A., the CIT Group/Business Credit LLC, LaSalle Business Credit LLC and Wells Fargo Foothill, LLC as co-documentation agents and PNC Bank, National Association as agent
10	.6†	Second Amendment to the Revolving Credit and Security Agreement, dated as of May 1, 2007, between SPI Petroleum LLC and its affiliates named therein as the borrowers, PNC Bank, National Association as the agent and lender, and the other financial institutions from time to time thereto as the lenders and JPMorgan Chase Bank, N.A., Bank of America, N.A., the CIT Group/Business Credit LLC, LaSalle Business Credit LLC and Wells Fargo Foothill, LLC as co-documentation agents
10	.7†	Professional Services Agreement, dated as of September 18, 2006, between NCA II Management, LLC, Waud Capital Partners, L.L.C., RBCP Energy Fund Investments, LP, Global Petroleum, Inc., Simons Petroleum, Inc. and SPI Petroleum LLC

Number		Description

10	.8†	Letter agreement regarding the Professional Services Agreement, dated as of April 27, 2007, between NCA Management II, LLC, RBCP Energy Fund Investments, LP, Waud Capital Partners, L.L.C., SPI Petroleum LLC, Maxum Petroleum, LLC and Simons Petroleum, Inc.
10	.9†	Executive Agreement, dated as of April 10, 2006, between SPI Petroleum LLC and E. Perot Bissell
10	.10†	Amended and Restated Senior Management Agreement, dated as of September 18, 2006, between SPI Petroleum LLC, Simons Petroleum, Inc., Simons Texas Limited Partnership, Roger Simons and the investment fund parties thereto
10	.11†	Executive Unit Agreement, dated as of April 9, 2004, between SPI Petroleum LLC, Michael N. McDonald and the investment fund parties thereto
10.12		Summary of oral agreement between SPI Petroleum LLC and E Z Shop, Inc.
21	.1*	List of Subsidiaries
23.1		Consent of Grant Thornton LLP
23.2		Consent of McGladrey & Pullen, LLP
23.3		Consent of Windes & McClaughry Accountancy Corporation
23.4		Consent of Kirkland & Elllis LLP (included in Exhibit 5.1)
23.5		Consent of Petroleum Trends International, Inc.
24.1		Power of Attorney (included on page II-3)

*	To be filed by amendment.

†	Previously filed.